WOODWARD

WHY WOODWARD WINS...

2011 ANNUAL REPORT

loyal technical **experts** supportive
heritage *resilient* **quality** ***ethical***
performance **committed** *aggressive*

...because we use our knowledge and resources to create control solutions that perform flawlessly for the aerospace and energy markets. We enhance the quality and sustainability of life by optimizing energy use through improved efficiency and lower emissions. Because our exceptional team is committed to the success of our customers...Woodward Wins!

value **growth** **independent** *stability*
global integrity strong **successful**
driven **reliable** **innovative** partner

problem solvers **smart** *performers*
disciplined *thoughtful* focused **learners**
streamlined confident *collaborative*


49%
51%
AEROSPACE
ENERGY

customer-focused **proven** **talented**
passionate achievers leaders
aligned **hard-working** team


787
BOEING







aerospace

Woodward is committed to its customers for the life of the program, from concept through development, to production and field support. Customers choose our aerospace control systems because we bring solutions and technologies that solve their pressing challenges.

Woodward is a technology leader in the management of fluid and air flows, motion control, and combustion. Our technologies allow for a lower total cost of operation by reducing fuel consumption, managing heat, reducing weight, and precisely and efficiently controlling the movement of equipment.

Our propulsion and motion control systems reduce the total cost of ownership, increase reliability, and, most importantly, improve energy efficiency and reduce emissions.

Our products are on aircraft engines and airframes for commercial, business, and defense aircraft. They are also critical on guided weapons and equipment protecting the warfighter.


C-FCTA
bell 429


WOODWARD



Our aerospace systems and components include:

- fuel systems (pumps, valves, metering units)
- flight and motion control systems (cockpit controls, actuators, motors, sensors)
- combustion systems (fuel nozzles, spray rings)
- air management systems (valves, actuators)

Our latest wins on the CFM International LEAP-X, General Electric Passport, and Pratt & Whitney PurePower® platforms mean that Woodward will be aboard *every* narrowbody aircraft produced upon entry into service of the Airbus A320neo and Boeing 737 MAX.

With the launch of the Boeing 787 and 747-8, we enter a new era of growth as we increase our overall market share. Our cockpit systems help optimize the entire flight control system, while also lowering aircraft weight. In addition, our innovative motion control technology will command the fueling boom on the KC-46 tanker.

Woodward wins because it is dedicated to our customers' success—whether by developing new technologies, reliably delivering systems for the life of the program, or providing service for our products long after the sale.



energy

We provide control solutions at all stages of the energy cycle. From resource extraction to power generation and its use, our control systems manage the flow of fluids, air, and electricity in a variety of critical infrastructure platforms around the globe.

Woodward's systems, components, and service are based on technology that closely aligns with our customers' needs—whether they are reducing the use of scarce and valuable resources, improving performance and reliability of their equipment, or limiting environmental impacts. Also, many of our systems operate in harsh and remote locations where reliability and durability are critical.

The rise of natural gas as the power generation fuel of choice (main photo above) is driving growth for our gas turbine and compressor controls, which are also used in the extraction and distribution of natural gas and oil. Our high-pressure diesel pump wins for a number of customers allow for increased efficiency and reduced emissions and will be used in a


ARCTIC VOYAGER

variety of applications. In addition, our superior project performance and support services are accelerating our growth in the energy markets. We continue to expand our market share with new and existing customers for our modular converters used in renewable energy applications. Our converters optimize performance on electrical grids across the globe.

Our systems are the key to enhancing infrastructure equipment where they improve efficiency and reduce emissions and operating costs in critical applications such as:

- resource extraction, transportation, and processing
- generating electricity (conventional and renewable fuels)
- distributing, storing, and managing electricity
- converting renewable and fossil fuels to power for marine, locomotive, and industrial equipment applications

Our products improve the performance of gas and steam turbines, reciprocating engines, compressors, wind- and solar-powered generating equipment, and electrical grids. Woodward's combination of a systems approach and advanced technology, aligned with our customers' needs, are the reasons Why We Win!

Tom Gendron Chairman and Chief Executive Officer *(left)*
Bob Weber Vice Chairman, Chief Financial Officer and Treasurer *(right)*





dear shareholders,

Your company had a very successful year, setting records for sales and earnings. More importantly, we solidified our position as the premier provider of control solutions for the aerospace and energy markets. In doing so, we secured our prospects for growth for years to come.

In 2011, we:

- achieved $1.7 billion in revenue, a 17 percent increase
- set a record of $132 million in net earnings or $1.89 per share
- increased R&D spending by 40 percent to $116 million
- won substantial market share and content on the GE/Snecma CFM LEAP-X engine
- achieved year-over-year sales growth in all market segments

We also strengthened our balance sheet by reducing our debt by $41 million and lowering leverage to 1.5 times EBITDA. We also increased our dividend by 12.5 percent.

Targeted Growth and Why We Win

We remain focused on five key strategic areas for growth:

- propulsion system control solutions for every type of turbine-powered aircraft
- control solutions for any machine that produces electricity using conventional or renewable energy sources
- actuation system solutions for critical aerospace and defense applications
- solutions for the control of power quality, distribution, and storage in the electrical grid
- control solutions for power equipment used in the extraction, distribution, and conversion of renewable and fossil fuels in the marine, locomotive, and industrial equipment markets

We achieved significant successes in all five key focus areas this year. For example, we won substantial new content with both General Electric Company and United Technologies Corporation for their respective new narrowbody engine families, which will power all new aircraft in this class. We expanded our high-pressure common-rail diesel fuel system capabilities to include fuel injectors. We launched new controls for remote weapon stations that provide greater safety for the warfighter, and we added considerable new customer relationships in the process and renewable energy markets.

We are frequently asked why we win. There are multiple reasons. We excel at customer collaboration by addressing their challenges in a responsive manner. We listen, and we anticipate. We have a track record of consistently providing well-designed solutions to very complex problems. These solutions are efficient, reliable, and cost-effective in the field. Our customers rely on us to deliver, and the Woodward name has come to be identified with these capabilities. Our reputation and capabilities give us an edge, which we enhance every day by prudently investing in technology and building long-term customer relationships.

Building Our Future

We have been improving our capabilities, relationships, and reputation for over 140 years. Our business model is working. Our careful and consistent investments have resulted in increased demand, important new wins, and improved financial results. Looking forward, I see great opportunity for Woodward to benefit from the anticipated growth in global aerospace and energy markets. Our focus on control systems that help improve the efficiency, emissions, and performance in the aerospace and energy markets will drive our growth for decades to come.

I greatly appreciate the efforts of the Woodward members who contribute to our success daily.

I also want to thank our Board of Directors for providing valuable advice, leadership, and guidance to our leadership team. I am also pleased to welcome Gregg Sengstack whose knowledge, experience, and enthusiasm will further strengthen our Board.

Thomas A. Gendron
Chairman and Chief Executive Officer

financial highlights

(In thousands except per share amounts and other year-end data)	2011	2010	2009	2008	2007
					Year Ended September 30,
Operating Results					
Net sales	**$1,711,702**	$1,457,030	$1,430,125	$1,258,204	$1,042,337
Net earnings[(1)]	**132,235**	110,844	94,352	121,880	98,157
Basic earnings per share[(1)]	**1.92**	1.62	1.39	1.80	1.43
Diluted earnings per share[(1)]	**1.89**	1.59	1.37	1.75	1.39
Cash Dividends Per Share	**0.270**	0.240	0.240	0.235	0.215
Year-end Financial Position					
Working capital	**536,936**	456,577	434,166	369,211	275,611
Total assets	**1,781,434**	1,663,233	1,696,422	927,017	829,767
Long-term debt, less current portion	**406,875**	425,250	526,771	33,337	45,150
Stockholders' equity	**919,097**	803,194	711,515	632,416	547,213
Other Year-end Data					
Full-time worker members	**6,199**	5,433	5,721	4,476	4,248

(1) Represents net earnings or earnings per share (as applicable) attributable to Woodward, Inc. (i.e., excluding any non-controlling interests)

Net Sales
dollars in millions


$2,000
1,500
1,000
500
'07
'08
'09
'10
'11

Net Earnings
dollars in millions


$150
120
90
60
30
'07
'08
'09
'10
'11

Free Cash Flow
dollars in millions


$200
150
100
50
'07
'08
'09
'10
'11

Comparison of 5-Year Cumulative Total Return*
among Woodward, Inc., the S&P MidCap 400 Index and the S&P Industrial Machinery Index


$250
200
150
100
50
'06
'07
'08
'09
'10
'11
Woodward, Inc.
S&P MidCap 400
S&P Industrial Machinery

*$100 invested on 9/30/06 in stock or index, including reinvestment of dividends. Fiscal year ended September 30.

Non-US GAAP measures (EBITDA, leverage, and free cash flow) are used in this annual report. Definitions and reconciliations to US GAAP measures appear in the enclosed Form 10-K for EBITDA and free cash flow. Leverage is defined as total debt divided by EBITDA. At September 30, 2011 Woodward's leverage was 1.5, or $425,249 (total debt) divided by $287,825 (EBITDA).

WOODWARD

WHY **WOODWARD** WINS...

2011 FORM 10-K

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 30, 2011

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 0-8408

WOODWARD, INC.

(Exact name of registrant as specified in its charter)

Delaware	**36-1984010**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1000 East Drake Road, Fort Collins, Colorado	**80525**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:

(970) 482-5811

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	**Name of each exchange on which registered:**
Common stock, par value $.001455 per share	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Aggregate market value of registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on March 31, 2011 as reported on The NASDAQ Global Select Market on that date: $1,909,499,390. For purposes of this calculation, shares of common stock held by (i) persons holding more than 5% of the outstanding shares of stock, (ii) officers and directors of the registrant, and (iii) the Woodward Governor Company Profit Sharing Trust, Woodward Governor Company Deferred Shares Trust, or the Woodward Charitable Trust, as of March 31, 2011, are excluded in that such persons may be deemed to be affiliates. This determination is not necessarily conclusive of affiliate status.

Number of shares of the registrant's common stock outstanding as of November 11, 2011: 68,902,457.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our proxy statement for the Annual Meeting of Stockholders to be held January 25, 2012, are incorporated by reference into Parts II and III of this Form 10-K, to the extent indicated.

TABLE OF CONTENTS

PART I

Forward Looking Statements

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements regarding future events and our future results within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are statements that are deemed forward-looking statements. These statements are based on current expectations, estimates, forecasts, and projections about the industries in which we operate and the beliefs and assumptions of management. Words such as "anticipate," "believe," "estimate," "seek," "goal," "expect," "forecasts," "intend," "continue," "outlook," "plan," "project," "target," "strive," "can," "could," "may," "should," "will," "would," variations of such words, and similar expressions are intended to identify such forward-looking statements. In addition, any statements that refer to projections of our future financial performance, our anticipated growth and trends in our businesses, and other characteristics of future events or circumstances are forward-looking statements. Forward-looking statements may include, among others, statements relating to:

- *future sales, earnings, cash flow, uses of cash, and other measures of financial performance;*
- *description of our plans and expectations for future operations;*
- *the effect of economic downturns or growth in particular regions;*
- *the effect of changes in the level of activity in particular industries or markets;*
- *the availability and cost of materials, components, services, and supplies;*
- *the scope, nature, or impact of acquisition activity and integration into our businesses;*
- *the development, production, and support of advanced technologies and new products and services;*
- *new business opportunities;*
- *restructuring costs and savings;*
- *our plans, objectives, expectations and intentions with respect to recent acquisitions and expected business opportunities that may be available to us;*
- *the outcome of contingencies;*
- *future repurchases of common stock;*
- *future levels of indebtedness and capital spending; and*
- *pension plan assumptions and future contributions.*

Readers are cautioned that these forward-looking statements are only predictions and are subject to risks, uncertainties, and assumptions that are difficult to predict, including:

- *a decline in business with, or financial distress of, our significant customers;*
- *the instability in the financial markets and prolonged unfavorable economic and other industry conditions;*
- *our ability to obtain financing, on acceptable terms or at all, to implement our business plans, complete acquisitions, or otherwise take advantage of business opportunities or respond to business pressures;*
- *the long sales cycle, customer evaluation process, and implementation period of some of our products and services;*
- *our ability to implement, and realize the intended effects of, our restructuring efforts;*
- *our ability to successfully manage competitive factors, including prices, promotional incentives, industry consolidation, and commodity and other input cost increases;*
- *our ability to manage our expenses and product mix while responding to sales increases or decreases;*
- *the ability of our subcontractors to perform contractual obligations and our suppliers to provide us with materials of sufficient quality or quantity required to meet our production needs at favorable prices or at all;*
- *the success of, or expenses associated with, our product development activities;*

- *our ability to integrate acquisitions and manage costs related thereto;*
- *our debt obligations, our debt service requirements, and our ability to operate our business, pursue business strategies and incur additional debt in light of covenants contained in our outstanding debt agreements;*
- *risks related to our U. S. Government contracting activities;*
- *future impairment charges resulting from changes in the estimates of fair value of reporting units or of long-lived assets;*
- *future subsidiary results or changes in domestic or international tax statutes;*
- *environmental liabilities related to manufacturing activities;*
- *our continued access to a stable workforce and favorable labor relations with our employees;*
- *the geographical location of a portion of our Aerospace business is in California, which historically has been susceptible to natural disasters;*
- *our ability to successfully manage regulatory, tax, and legal matters (including product liability, patent, and intellectual property matters);*
- *liabilities resulting from legal and regulatory proceedings, inquiries, or investigations by private or U.S. Government persons or entities;*
- *risks from operating internationally, including the impact on reported earnings from fluctuations in foreign currency exchange rates, and changes in the legal and regulatory environments of countries in which we operate;*
- *fair value of defined benefit plan assets and assumptions used in determining our retirement pension and other postretirement benefit obligations and related expenses including, among others, discount rates and investment return on pension assets; and*
- *certain provisions of our charter documents and Delaware law that could discourage or prevent others from acquiring our company.*

These factors are representative of the risks, uncertainties, and assumptions that could cause actual outcomes and results to differ materially from what is expressed or forecast in our forward-looking statements. Other factors are discussed under "Risk Factors" in our Securities and Exchange Commission ("SEC") filings and are incorporated herein by reference.

Therefore, actual results could differ materially and adversely from those expressed in any forward-looking statements. For additional information regarding factors that may affect our actual financial condition and results of operations, see the information under the caption "Risk Factors" in Item 1A in this Annual Report on Form 10-K for the fiscal year ending September 30, 2011 (this "Form 10-K"). We undertake no obligation to revise or update any forward-looking statements for any reason.

Unless we have indicated otherwise or the context otherwise requires, references in this Form 10-K to "Woodward," "the Company," "we," "us," and "our" refer to Woodward, Inc. and its consolidated subsidiaries.

Amounts presented in this Form 10-K are in thousands except per share amounts.

Item 1. Business

General

We are an independent designer, manufacturer, and service provider of energy control and optimization solutions. We design, produce and service reliable, efficient, low-emission, and high-performance energy control products for diverse applications in challenging environments. We have significant production and assembly facilities in the United States, Europe and Asia, and promote our products and services through our worldwide locations.

Our strategic focus is providing energy control solutions for the aerospace and energy markets. The precise and efficient control of energy, including fluid and electrical energy, combustion, and motion, is a growing requirement in the markets we serve. Our customers look to us to optimize the efficiency, emissions and operation of power equipment in both commercial and military operations. Our core technologies leverage well across our markets and customer applications, enabling us to develop and integrate cost-effective and state-of-the-art fuel, combustion, fluid, actuation and electronic systems. We focus primarily on original equipment manufacturers ("OEMs") and equipment packagers, partnering with them to bring superior component and system solutions to their demanding applications. We also provide aftermarket repair, replacement and other service support for our installed products.

Our components and integrated systems optimize performance of commercial aircraft, military aircraft, ground vehicles and other equipment, gas and steam turbines, wind turbines, including converters and power grid related equipment, industrial diesel, gas and alternative fuel reciprocating engines, and electrical power systems. Our innovative fluid energy, combustion control, electrical energy, and motion control systems help our customers offer more cost-effective, cleaner, and more reliable equipment. Our customers include leading OEMs and the end users of their products.

During the third quarter of fiscal year 2011, Woodward acquired all of the outstanding stock of Integral Drive Systems AG and its European companies, including their respective holding companies ("IDS") and the assets of IDS' business in China (together the "IDS Acquisition"). IDS is a developer and manufacturer of innovative power electronic systems predominantly in utility scale wind turbines and photovoltaic power plants. Additionally, IDS offers key products in power distribution and marine propulsion systems. IDS' products are used in offshore oil and gas platforms, energy storage and distribution systems and a variety of industrial applications, in addition to wind turbines and photovoltaic plants. Woodward believes the IDS Acquisition expands its presence in wind converter offerings and reduces its time to market with expansion of solar energy, energy storage and marine drives. IDS is being integrated into Woodward's Energy segment.

We were established in 1870, incorporated in 1902, and are headquartered in Fort Collins, Colorado. The mailing address of our world headquarters is 1000 East Drake Road, Fort Collins, Colorado 80525. Our telephone number at that location is (970) 482-5811, and our website is www.woodward.com.

Markets and Principal Lines of Business

We serve two primary markets – aerospace and energy.

Within the aerospace market, we provide systems, components and solutions for both commercial and military applications. Our key focus areas within this market are:

- Propulsion system control solutions for turbine powered aircraft; and
- Actuation systems and motion control solutions.

Within the energy market, our key focus areas are:

- Control solutions for equipment that produce electricity using conventional or renewable energy sources;
- Solutions for the control of power quality, distribution and storage on the electrical grid; and
- Control solutions for power equipment used in the extraction, distribution, and conversion of renewable and fossil fuels in marine, locomotive, and industrial equipment applications.

Our customers demand technological solutions to meet their needs for performance, efficiency and reliability. Our systems and products are designed to improve fuel efficiency and operating performance, and reduce emissions and costs of operation.

As of September 30, 2011, we reorganized our reportable segments to better align with our markets. We now have two reportable segments - Aerospace and Energy. Both of our reportable segments are comprised of multiple business groups, which focus on particular applications within the aerospace and energy markets. Our Aerospace segment combines the aircraft propulsion portion of the former Turbine Systems business group, which we now refer to as the Aircraft Turbine Systems business group, with our Airframe Systems business group. Our Energy segment combines the industrial turbine portion of the former Turbine Systems business group, which we now refer to as the Industrial Turbomachinery Systems business group, with our Engine Systems and Electrical Power Systems business groups.

All information in this Annual Report on Form 10-K, including comparative financial information, has been retrospectively revised to reflect the realignment of our reportable segments. We use segment information internally to manage our business, including the assessment of business segment performance and decisions for the allocation of resources between segments.

Additional information about our operations in fiscal year 2011 and outlook for the future, including certain segment information, is included in "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations." Additional information about our business segments and certain geographical information is included in Note 21, *Segment information* and Note 22, *Supplemental quarterly financial data (Unaudited)*, to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Products, Services and Applications

Aerospace

Our Aerospace segment designs, produces and services systems and products for the management of fuel, air, combustion and motion. These products include pumps, valves, fuel nozzles, metering units, cockpit controls, actuators, motors, and sensors. These products are used on commercial, business and military aircraft, as well as weapons and defense systems. We also have significant content on a wide variety of commercial aircraft, rotorcraft and business jet platforms, including the Airbus A320, Boeing 787, Bell 429 and the Gulfstream G650. We also have significant content on military applications, such as the Blackhawk helicopter, F-35 fighter jet, M1A1 Abrams Tank and guided tactical weapons, such as the Direct Attack Guided Rocket ("DAGR").

Revenues from the Aerospace segment are generated primarily by sales to OEMs and tier-one prime contractors, and through aftermarket sales of components as provisioning spares or replacements. We also provide aftermarket repair, overhaul and other services to commercial airlines, turbine OEM repair facilities, military depots, third party repair shops, and end users.

Energy

Our Energy segment designs, produces and services systems and products for the management of fuel, air, fluids, gases, electricity and motion. These products include power converters, actuators, valves, pumps, injectors, solenoids, ignition systems, governors, electronics and devices that measure, communicate and protect low and medium voltage electrical distribution systems. Our products are used on industrial gas turbines, aeroderivative turbines, reciprocating engines, electrical grids, wind turbines and compressors. The equipment on which our products are found is used to extract and distribute fossil fuels, generate, distribute or store electricity, and to convert fuel to work in marine, locomotive and industrial equipment applications.

Revenues from the Energy segment are generated primarily by sales to OEMs and tier-one prime contractors, through aftermarket sales or replacements, and by providing other related services to our OEM customers and, in some cases, directly to end users or distributors.

Sales Order Backlog

Our backlog of unshipped sales orders as of October 31, 2011 and 2010 by segment was as follows:

	October 31, 2011	% Expected to be filled by September 30, 2012	October 31, 2010
Aerospace	$ 492,263	81 %	$ 493,419
Energy	266,827	88	244,276
	$ 759,090	84 %	$ 737,695

Our current estimate of the sales order backlog is based on unshipped sales orders that are open in our order entry systems. Unshipped orders are not necessarily an indicator of future sales levels because of variations in lead times and customer production demand pull systems.

Seasonality

We do not believe that our sales, in total or in either business segment, are subject to significant seasonal variation. However, our sales have generally been lower in the first quarter of our fiscal year as compared to the immediately preceding quarter due to fewer working days resulting from the observance of various holidays and scheduled plant shutdowns for annual maintenance.

Customers

For the fiscal year ending September 30, 2011, approximately 34% of our consolidated net sales were made to our five largest customers. Sales to our five largest customers represented approximately 39% and 38% of our consolidated net sales for the fiscal years ending September 30, 2010 and September 30, 2009, respectively.

Sales to our largest customer, General Electric, accounted for approximately 14%, 15%, and 17% of consolidated net sales in each of the fiscal years ending September 30, 2011, 2010 and 2009, respectively. Our accounts receivable from General Electric represented approximately 11% of total accounts receivable as of September 30, 2011 and 14% as of

September 30, 2010. We believe General Electric and our other significant customers are creditworthy and will be able to satisfy their credit obligations to us.

The customers who account for approximately 10% or more of sales to each of our business segments for the fiscal year ending September 30, 2011 follow:

	Customer
Aerospace	United Technologies; Boeing; General Electric
Energy	General Electric; Caterpillar

Government Contracts and Regulation

Portions of our business, particularly in our Aerospace segment, are heavily regulated. We contract with numerous U.S. Government agencies and entities, including all of the branches of the U.S. military, the National Aeronautics and Space Administration ("NASA"), and the Departments of Defense, Homeland Security, and Transportation. We contract with similar government authorities outside the United States with respect to our international efforts.

The U.S. Government, and other governments, may terminate any of our government contracts (and, in general, subcontracts) at their convenience, as well as for default based on specified performance measurements. If any of our government contracts were to be terminated for convenience, we generally would be entitled to receive payment for work completed and allowable termination or cancellation costs. If any of our government contracts were to be terminated for our default, the U.S. Government generally would pay only for the work accepted, and could require us to pay the difference between the original contract price and the cost to re-procure the contract items, net of the work accepted from the original contract. The U.S. Government could also hold us liable for damages resulting from the default.

We must comply with, and are affected by, laws and regulations relating to the formation, administration and performance of U.S. Government contracts. These laws and regulations, among other things:

- require accurate, complete and current disclosure and certification of cost and pricing data in connection with certain contracts;
- impose specific and unique cost accounting practices that may differ from accounting principles generally accepted in the United States ("U.S. GAAP"), and therefore require reconciliation;
- impose regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. Government contracts;
- impose manufacturing, specifications and other quality standards that may be more restrictive than for non-government business activities; and
- restrict the use and dissemination of information classified for national security purposes and with respect to both the U.S. Government's and the governments of foreign countries' regulations pertaining to the export of certain products and technical data.

Sales made directly to U.S. Government agencies and entities, or indirectly through third party manufacturers utilizing Woodward parts and subassemblies, collectively represent 19% of our sales for fiscal year 2011, 23% of our sales for fiscal year 2010 and 20% of our sales for fiscal year 2009. The level of U.S. spending for defense, alternative energy, and other programs is subject to periodic congressional appropriation actions, and is subject to change at any time, including the mix of programs to which such funding is allocated.

U.S. government related sales from our business segments for fiscal year 2011 and fiscal year 2010 follows:

	Direct U.S. Government Sales	Indirect U.S. Government Sales	Commercial Sales	Total
Fiscal year ending September 30, 2011				
Aerospace	$ 67,116	$ 252,462	$ 523,454	$ 843,032
Energy	3,448	7,530	857,692	868,670
Total net external sales	$ 70,564	$ 259,992	$ 1,381,146	$ 1,711,702
Percentage of total net sales	4%	15%	81%	100%
Fiscal year ending September 30, 2010				
Aerospace	$ 62,287	$ 257,715	$ 449,377	$ 769,379
Energy	3,355	5,294	679,002	687,651
Total net external sales	$ 65,642	$ 263,009	$ 1,128,379	$ 1,457,030
Percentage of total net sales	5%	18%	77%	100%

Manufacturing

We operate manufacturing and assembly plants in the United States, Europe and Asia. Our products consist of mechanical, electronic and electromagnetic systems and components.

Aluminum, iron and steel are primary raw materials used to produce our mechanical components. Other commodities, such as gold, copper and nickel, are also used in the manufacture of our products, although in much smaller quantities. We purchase various goods, including component parts and services used in production, logistics and product development processes from third parties. Generally there are numerous sources for the raw materials and components used in our products, which we believe are sufficiently available to meet current requirements.

We maintain global strategic sourcing models to meet our global facilities' production needs while building long-term supplier relationships and efficiently managing our overall supply costs. We expect our suppliers to maintain adequate levels of quality raw materials and component parts, and to deliver such parts on a timely basis to support production of our various products. We use a variety of agreements with suppliers intended to protect our intellectual property and processes and to monitor and mitigate risks of disruption in our supply base that could cause a business disruption to our production schedules or to our customers. The risks monitored include supplier financial viability, business continuity, quality, delivery and protection of our intellectual property and processes.

Our customers expect us to maintain adequate levels of certain finished goods and certain component parts to support our warranty commitments and sales to our aftermarket customers, and to deliver such parts on a timely basis to support our customers' standard and customary needs. We carry certain finished goods and component parts in inventory to meet these rapid delivery requirements of our customers.

Research and Development

We conduct research and development activities primarily with our own independent research and development funds, and also in some cases through customer funding. Our research and development costs include basic research, applied research, development, systems and other concept formulation studies. We also conduct research and development activities aimed at improving our manufacturing processes.

Company-sponsored independent research and development costs are charged to expenses when incurred. Costs related to specific customer development programs are sometimes inventoried and charged to costs depending on the specifics of the contractual arrangements. Under certain arrangements in which a customer shares in product development costs, our portion of the unreimbursed costs is expensed as incurred. Across all our segments, total research and development costs totaled $115,633 in fiscal year 2011, $82,560 in fiscal year 2010, and $78,536 in fiscal year 2009. Research and development costs were 6.8% of consolidated net sales in fiscal year 2011 compared to 5.7% in fiscal year 2010 and 5.5% in fiscal year 2009. See "Research and development costs" in Note 1, *Operations and summary of significant accounting policies,* to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data."

Aerospace is focused on developing components and systems that we believe will be instrumental in helping our customers achieve their objectives of lower fuel consumption, lighter weight, more efficient performance, reduced emissions, and improved operating economics. Our development efforts support technology for a wide range of:

- aerospace turbine applications, including commercial, business and military engines of various thrust classes;
- electromechanical and hydraulic actuation systems for cockpit-to-flight surface control of fixed wing aircraft and rotorcraft applications, as well as weapon systems applications; and
- motion control components for integration into comprehensive actuation systems.

The aerospace industry is moving toward more electronic ("fly-by-wire"), lighter weight aircraft, while demanding increased reliability and redundancy. In response, we are developing an expanded family of intelligent cockpit control products (including throttle and rudder controls) with both conventional and fly-by-wire technology as well as motor driven actuation systems.

We collaborate closely with our customers in the early stages as they develop their new product concepts. We believe this collaboration allows us to develop technology that is aligned with our customers' needs and therefore, increases the likelihood that our systems and components will be selected for inclusion in the platforms developed by our customers. We believe our close collaboration with our customers during preliminary design stages allows us to provide products that deliver the component and system performance necessary for a successful launch of our customers' product.

Some technology development programs begin years before an expected entry to service, such as those for the next-generation commercial aircraft engines. Other development programs result in nearer-term product launches associated with new OEM offerings, product upgrades, or product replacements on existing programs.

Energy is focused on developing more efficient, cleaner technologies, including integrated control systems and system components that we believe will allow our OEM customers to cost-effectively meet mandated emissions regulations and fuel efficiency demands, allow for usage of a wider range of fuel sources, support global infrastructure requirements, and safely distribute and store power on the electrical grid. Our development efforts support technology for a wide range of:

- power converters for multi-megawatt (where megawatt is referred to as "MW") class wind turbines in the power range of 1MW to 6MW, both for on-shore and off-shore-applications;
- distributed generator system ("Genset") controls;
- controls for switchgear;
- new generation of protection and control relays for medium-voltage applications;
- modernization of the self powered protection relay lines;
- industrial gas and steam turbines;
- industrial compressors;
- engines and turbines driving pumps, generators and compressors; and
- engines and turbines used for propulsion of locomotive, marine and industrial equipment.

Our clean technology development efforts include controls for diesel, natural gas and alternative fuel engines, and full-scale converters. Major development projects, including diesel common rail systems, air and gaseous fuel systems, and automated diesel particulate regeneration systems are targeted for future global emissions regulations for the year 2015 and beyond.

We believe that our technologies make marine and industrial power generation and distribution, and alternative fueled bus, truck and ship engines operate cleaner, more efficiently, and more reliably.

Competitive Environment

Our products and product support services are sold worldwide into a variety of competitive markets. In all markets, we compete on the basis of differentiated technology and design, product performance and conformity with customer specifications, customer service and support, including on-time delivery and customer partnering, product quality, price, reputation and local presence. Each of our segments operates in a uniquely competitive environment.

We believe that new competitors face significant barriers to entry into many of our markets, including various government mandated certification requirements to compete in the aerospace markets in which we participate.

Aerospace industry requires suppliers to comply with significant product certification requirements, which forms a basis for competition as well as a barrier to entry. Technological innovation and design, product performance and conformity with customer specifications, and product quality are of significant importance in the aerospace and defense industry. Our customers include airframe and aircraft engine OEM manufacturers and suppliers to these manufacturers. We supply these customers with technologically innovative components and system solutions. We align our technology roadmaps with our customers, and focus on responding to needs for reduced cost and weight, emission control and reliability improvements. We believe we have developed efficient manufacturing and assembly processes. Our products achieve high levels of field reliability, which we believe offers an advantage in life-cycle cost. We compete with numerous companies around the world that specialize in fuel and air management, combustion, and electronic control products. In addition, many of our OEM customers are capable of developing and manufacturing these same products internally. The principal points of competition within this market are product performance and conformity with customer specifications as well as product quality and reliability, on-time delivery, pricing, and joint development capabilities with our customers.

Our competitors in Aerospace include divisions of Goodrich, Hamilton Sundstrand, Honeywell, Moog and Parker Hannifin. We address competition in aftermarket service through responsiveness to our customers needs providing short turnaround times and geographical presence.

Several competitors are also customers for our products, such as Hamilton Sundstrand, Parker Hannifin, and Honeywell. Some of our customers are affiliated with our competitors through ownership or joint venture agreements. We compete in part by establishing relationships with our customers' engineering organizations, and by offering innovative solutions to their market problems.

Energy operates in the global markets for industrial turbine engines, industrial reciprocating engine combustion and management systems, including emissions control, fuel and air management, combustion, electronic control products, power generation and distribution (through a global network of sales and support services), and converter technology for on-shore and off-shore wind turbines ranging in capacity from 1MW to 6MW.

We compete with numerous companies who specialize in various engine management products, and our OEM customers are often capable of developing and manufacturing some of these same products internally. Many of our OEM customers are large global OEMs that require suppliers to be able to support them around the world and meet increasingly higher requirements in terms of quality, delivery, reliability and cost improvements.

Competitors include Heinzmann GmbH & Co., Robert Bosch AG, L'Orange GmbH, Hoerbiger, GE Multilin, ABB, Siemens, Schweitzer Electric, Areva and Ingeteam. OEM customers with internal capabilities for similar products include General Electric, Caterpillar, Wartsila and Cummins.

We believe we are a market leader in providing our customers advanced technology and superior product performance at a competitive price. We focus on close relationships with our OEM customers' engineering teams. Competitive success is based on the development of innovative components and systems that are aligned with the OEMs' technology roadmaps to achieve future emission, efficiency, and fuel flexibility targets.

The global market for renewable wind energy technology is immature and changing rapidly. Delays in wind turbine installation caused by continued tight global credit availability and uncertainty, with respect to incentives and overall economic environment, have led to over-capacity with manufacturers within the wind turbine industry. Market consolidation has begun to occur and price has become an important factor within the wind turbine converter market.

Employees

As of October 31, 2011, we employed approximately 6,200 full-time employees of which approximately 1,700 were located outside of the U.S. We consider the relationships with our employees to be positive.

Approximately 13% of our total full-time workforce was union employees as of October 31, 2011, all of whom work for our Aerospace segment. The collective bargaining agreements with our union employees are generally renewed through contract renegotiation near the contract expiration dates. The MPC Employees Representative Union contract, which covers 434 employees as of October 31, 2011, expires September 30, 2013. The Local Lodge 727-N International Association of Machinists and Aerospace Workers agreement, which covers 400 employees as of October 31, 2011, expires April 20, 2014. We believe our relationships with our employees and the representative unions are good.

All of our employees in the U.S. were at-will employees as of October 31, 2011. Generally, our employees are not subject to any type of employment contract or agreement. Prior to the acquisition of MPC Products Corporation ("MPC Products"), and Techni-Core, Inc. ("Techni-Core and, together with MPC Products, "MPC"), certain MPC employees who are not executive officers of Woodward had pre-existing employment agreements with MPC. These agreements expired in October 2011. In addition, our executive officers and our other corporate officers each have change-in-control agreements.

Outside of the U.S., we enter into employment contracts and agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements correspond in each case with the required or customary terms in the subject jurisdiction.

Patents, Intellectual Property, and Licensing

We own numerous patents and have licenses for the use of patents owned by others, which relate to our products and their manufacture. In addition to owning a large portfolio of intellectual property, we also license intellectual property to and from third parties. For example, the U.S. Government has certain rights in our patents that are developed in performance of certain government contracts, and it may use or authorize others to use the inventions covered by such patents for government purposes as allowed by law. Unpatented process technology, including research, development and engineering technical skills and know-how, as well as unpatented production software and other intellectual property rights, are important to our overall business and to the operations of each of our business segments. While our intellectual property rights taken together are important, we do not believe our business or either of our business segments would be materially affected by the expiration of any particular intellectual property rights or termination of any particular intellectual property patent license agreements.

As of September 30, 2011, our Consolidated Balance Sheet includes $268,897 of net intangible assets. This value represents the carrying values; net of amortization, of certain assets acquired in various business acquisitions and does not purport to represent the fair value of our intellectual property as of September 30, 2011.

U.S. GAAP requires that research and development costs be expensed as incurred; therefore, as we develop new intellectual property in the normal course of business, the costs of developing such assets are expensed as incurred, with no corresponding intangible asset recorded.

Environmental Matters and Climate Change

The Company is regulated by federal, state and international environmental laws governing our use, transport and disposal of substances and control of emissions. Compliance with these existing laws has not had a material impact on our capital expenditures, earnings or global competitive position.

We are engaged in remedial activities, generally in coordination with other companies, pursuant to federal and state laws. When it is reasonably probable we will pay remedial costs at a site, and those costs can be reasonably estimated, we accrue a liability for such future costs with a related charge against our earnings. In formulating that estimate and recognizing those costs, we do not consider amounts expected to be recovered from insurance companies or others, until such recovery is assured. Our accrued liability for environmental remediation costs is not significant and is included in the line item "Accrued liabilities" in the Consolidated Balance Sheets in "Item 8 – Financial Statements and Supplementary Data."

We generally cannot reasonably estimate costs at sites in the very early stages of remediation. Currently, we have one site in the later stages of remediation, and there is no more than a remote chance that a material amount of costs for remedial activities at any individual site, or at all sites in the aggregate, will be required.

Our manufacturing facilities generally do not produce significant volumes or quantities of byproducts, including greenhouse gases, that would be considered hazardous waste or otherwise harmful to the environment. We do not expect legislation currently pending or expected in the next several years to have a significant negative impact on our operations in any of our segments.

Domestic and foreign legislative initiatives on emissions control, renewable energy, and climate change tend to favorably impact the sale of our energy control products. For example, our Energy segment produces inverters for wind turbines and energy control products that help our customers maximize engine efficiency and minimize wasteful emissions, including greenhouse gases.

Executive Officers of the Registrant

Information about our executive officers is provided below. There are no family relationships between any of the executive officers listed below.

Thomas A. Gendron, Age 50. Chairman of the Board since January 2008; Chief Executive Officer, President, and Director since July 2005; Chief Operating Officer and President September 2002 through June 2005; Vice President and General Manager of Industrial Controls June 2001 through September 2002; Vice President of Industrial Controls April 2000 through May 2001; Director of Global Marketing and Industrial Controls' Business Development February 1999 through March 2000.

Robert F. Weber, Jr., Age 57. Vice Chairman, Chief Financial Officer and Treasurer since September 2011, and Chief Financial Officer and Treasurer since August 2005. Prior to August 2005, Mr. Weber was employed at Motorola, Inc. for 17 years, where he held various positions, including Corporate Vice President and General Manager - EMEA Auto. Prior to this role, Mr. Weber served in a variety of financial positions at both a corporate and operating unit level with Motorola.

Martin V. Glass, Age 56. President, Airframe Systems since April 2011; President, Turbine Systems October 2009 through April 2011; Group Vice President, Turbine Systems September 2007 through September 2009; Vice President of the

Aircraft Engine Systems Customer Business Segment December 2002 through August 2007; Director of Sales, Marketing, and Engineering February 2000 through December 2002.

Gerhard Lauffer, Age 50. President, Electrical Power Systems since October 2009; Group Vice President, Electrical Power Systems September 2007 through September 2009; Vice President and General Manager Electronic Controls March 2002 through August 2007; Managing Director Leonhard-Reglerbau GmbH 1991 through March 2002 when it was acquired by Woodward.

Sagar Patel, Age 45. President, Aircraft Turbine Systems since June 2011. Prior to this role, Mr. Patel was employed at General Electric for 18 years, most recently serving as President, Mechanical Systems, GE Aviation, from March 2009 through June 2010. He served as President, Aerostructures, GE Aviation from July 2008 through July 2009 and as President and General Manager, MRS Systems, Inc., BE Aircraft Engines, from October 2005 through June 2008.

Chad R. Preiss, Age 46. President, Engine Systems since October 2009; Group Vice President, Engine Systems October 2008 through September 2009; Vice President, Sales, Service, and Marketing, Engine Systems December 2007 through September 2008; and Vice President, Industrial Controls September 2004 through December 2007. Prior to this role, Mr. Preiss served in a variety of engineering and marketing/sales management roles, including Director of Business Development, since joining Woodward in 1988.

James D. Rudolph, Age 50. President, Industrial Turbomachinery since April 2011; Corporate Vice President, Global Sourcing October 2009 through April 2011; Vice President, Global Sourcing April 2009 through October 2009; Director of Global Sourcing April 2005 through April 2009; Director of Engineering for Industrial Controls March 2000 through April 2005. Prior to March 2000, Mr. Rudolph served in a variety of engineering, operations and sales roles since joining the company in 1984.

A. Christopher Fawzy, Age 42. Corporate Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer since October 2009; Vice President, General Counsel, and Corporate Secretary June 2007 through September 2009. Mr. Fawzy became the Company's Chief Compliance Officer in August 2009. Prior to joining Woodward, Mr. Fawzy was employed by Mentor Corporation, a global medical device company. He joined Mentor in 2001 and served as Corporate Counsel, then General Counsel in 2003, and was appointed Vice President, General Counsel and Secretary in 2004.

Information available on Woodward's Website

Through a link on the Investor Information section of our website, www.woodward.com, we make available the following filings as soon as reasonably practicable after they are electronically filed or furnished to the SEC: our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements on Schedule 14A, and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934.

Stockholders may obtain, without charge, a single copy of Woodward's 2011 Annual Report on Form 10-K upon written request to the Corporate Secretary, Woodward, Inc., 1000 East Drake Road, Fort Collins, Colorado 80525.

Item 1A. Risk Factors

Investment in our securities involves risk. An investor or potential investor should consider the risks summarized in this section when making investment decisions regarding our securities.

Important factors that could individually, or together with one or more other factors, affect our business, results of operations, financial condition, and/or cash flows include, but are not limited to, the following:

Company Risks

A decline in business with, or financial distress of, our significant customers could decrease our consolidated net sales or impair our ability to collect amounts due and payable and have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have fewer customers than many companies with similar sales volumes. For the fiscal year ending September 30, 2011, approximately 34% of our consolidated net sales were made to our five largest customers. Sales to these same five largest customers represented approximately 39% of our consolidated net sales for the fiscal year ending September 30, 2010. Sales to General Electric accounted for approximately 14%, 15%, and 17% of consolidated net sales in each of the fiscal years ending September 30, 2011, 2010, and 2009, respectively, and accounts receivable from General Electric represented approximately 11% and 14% of accounts receivable at September 30, 2011 and 2010, respectively. Sales to our next largest customer accounted for approximately 6%, 8%, and 7% of consolidated net sales in each of the fiscal years ending September 30, 2011, 2010, and 2009, respectively. If any of our significant customers were to change suppliers, in-source production, institute significant restructuring or cost-cutting measures, or experience financial distress, including that which is a result of the prolonged unfavorable economic conditions and continued instability in the financial markets, these significant customers may substantially reduce or otherwise be unable to pay for purchases from us. Accordingly, our consolidated net sales could decrease significantly or we may experience difficulty collecting or be unable to collect amounts due and payable, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The continued instability in the financial markets, sovereign credit rating downgrades and uncertainty surrounding European sovereign and other debt defaults, and prolonged unfavorable economic conditions could have a material adverse effect on the ability of our customers to perform their obligations to us and on their demand for our products and services.

There has been widespread concern over the continued instability in the financial markets and their influence on the global economy. As a result of the extreme volatility in the credit and capital markets, sovereign credit rating downgrades and uncertainty surrounding European sovereign and other debt defaults, and other prolonged economic challenges currently affecting the global economy, our current or potential customers may experience cash flow problems and, as a result, may modify, delay or cancel plans to purchase our products. Additionally, if customers are not successful in generating sufficient revenue or are precluded from securing necessary financing, they may not be able to pay, or may delay payment of, accounts receivable that are owed to us. Any inability of current or potential customers to pay us for our products may adversely affect our earnings and cash flows.

In addition, the general economic environment significantly affects demand for our products and services. During periods of slowing economic activity, such as the prolonged unfavorable economic conditions we have recently experienced, a global slowdown in spending on infrastructure development may occur in the markets in which we operate, and customers may reduce their purchases of our products and services. In addition, unfavorable economic conditions regarding the use of business jets have reduced demand for systems and components for new business jet aircraft in some markets. Any reduction in aircraft order flow or withdrawal from service of business jet and commercial aircraft could further reduce demand for some of our products and services.

There can be no assurance that the prolonged unfavorable economic and market conditions in the United States and internationally will not have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may not be able to obtain financing, on acceptable terms or at all, to implement our business plans, complete acquisitions, or otherwise take advantage of business opportunities or respond to competitive pressures.

Global financial markets and economic conditions have been, and continue to be, disrupted and volatile. The credit and debt and equity capital markets have been distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk, sovereign credit rating downgrades and uncertainty surrounding European sovereign and other debt defaults, and the prolonged economic challenges, have made, and will likely continue to make, it difficult to obtain financing. In addition, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has generally increased as many lenders and institutional investors have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at maturity either at all or on terms similar to existing debt, and reduced and, in some cases, ceased to provide financing to borrowers. Due to these factors, we cannot be certain that financing, to the extent needed, will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unacceptable terms, we may be unable to implement our business plans, complete acquisitions, or otherwise take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

The long sales cycle, customer evaluation process and implementation period of our products and services may increase the costs of obtaining orders and reduce the predictability of sales cycles and our inventory requirements.

Our products and services are technologically complex. Prospective customers generally must commit significant resources to test and evaluate our products and to install and integrate them into larger systems. Orders expected in one quarter may shift to another quarter or be cancelled with little advance notice as a result of customers' budgetary constraints, internal acceptance reviews and other factors affecting the timing of customers' purchase decisions. In addition, customers often require a significant number of product presentations and demonstrations before reaching a sufficient level of confidence in the product's performance and compatibility with the approvals that typically accompany capital expenditure approval processes. The difficulty in forecasting demand increases the challenge in anticipating sales cycles and our inventory requirements, which may cause us to over-produce finished goods and could result in inventory write-offs, or could cause us to under-produce finished goods. Any such over-production or under-production could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We have engaged in restructuring activities and may need to implement further restructurings in the future, and there can be no assurance that our restructuring efforts will have the intended effects.

From time to time, we have responded to changes in our industry and the markets we serve by restructuring our operations. Our restructuring activities have included workforce management and other restructuring charges related to our recently acquired businesses, including, among others, changes associated with integrating similar operations, managing our workforce, vacating or consolidating certain facilities and cancelling certain contracts. Restructuring activities can create unanticipated consequences, and we cannot be sure that any or all of these restructuring efforts will be successful. There can be no assurance that the reductions in sites, workforce management and other cost-cutting measures will have the effect currently expected by our management or that they will not harm our future business operations and prospects. A variety of risks could cause us not to realize the expected cost savings, including, among others, the following:

- higher than expected severance costs related to staff reductions;
- higher than expected retention costs for employees that will be retained;
- higher than expected stand-alone overhead expenses;
- delays in the anticipated timing of activities related to our cost-saving plan; and
- other unexpected costs associated with operating the business.

We also cannot be certain that we will not be required to implement further restructuring activities or make additions, reductions or other changes to our management or workforce based on other cost reduction measures or changes in the industry and markets in which we compete. If we are unable to structure our operations in the light of our recently acquired businesses and evolving market conditions, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Suppliers may be unable to provide us with materials of sufficient quality or quantity required to meet our production needs at favorable prices or at all.

We are dependent upon suppliers for parts and raw materials used in the manufacture of components that we sell to our customers, and our raw material costs are subject to commodity market fluctuations. We may experience an increase in costs for parts or raw materials that we source from our suppliers, or we may experience a shortage of parts or raw materials for various reasons, such as the loss of a significant supplier, high overall demand creating shortages in parts and supplies we use, financial distress, work stoppages, natural disasters, fluctuations in commodity prices, or production difficulties that may affect one or more of our suppliers. In particular, global economic uncertainty may affect our key suppliers in terms of their operating cash flow and access to financing. This may in turn affect their ability to perform their obligations to us. Our customers rely on us to provide on-time delivery and have certain rights if our delivery standards are not maintained. A significant increase in our supply costs, including for raw materials that are subject to commodity price fluctuations, or a protracted interruption of supplies for any reason, could result in the delay of one or more of our customer contracts or could damage our reputation and relationships with customers. Any of these events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our profitability may suffer if we are unable to manage our expenses or if we experience change in product mix as a result of sales increases or decreases.

Some of our expenses are relatively fixed in relation to changes in sales volume and are difficult to adjust in the short term. Expenses such as depreciation or amortization, which are the result of past capital expenditures or business acquisitions, or expenses driven by business activity other than sales level, such as manufacturing overhead, may be difficult to reduce in a timely manner in response to a reduction in sales. Due to the nature of our sales cycle, in periods of sales increases it may be difficult to rapidly increase our production of finished goods, particularly if such sales increases are unanticipated. An increase in the production of our finished goods requires increases in both the purchases of raw materials and components and in the size of our workforce. If a sudden, unanticipated need for raw materials, components and labor should arise in order to meet unexpected sales demand, we could experience difficulties in sourcing raw materials, components and labor at a favorable cost or to meet our production needs. These factors could result in delays in fulfilling customer sales contracts, damage to our reputation and relationships with our customers, an inability to meet the demands of the market which could prevent us from taking advantage of business opportunities or responding to competitive pressures, and an increase in variable and fixed costs leading to a decrease in net earnings or even net losses. In addition, we sell products that have varying profit margins, and increases or decreases in sales of our various products may change the mix of products that we sell during any period. Any of these events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Subcontractors may fail to perform contractual obligations.

We frequently subcontract portions of work due under contracts with our customers and are dependent on the continued availability and satisfactory performance by these subcontractors. Nonperformance or underperformance by subcontractors could materially impact our ability to perform obligations to our customers. A subcontractor's failure to perform could result in a customer terminating our contract for default, expose us to liability, substantially impair our ability to compete for future contracts and orders, and limit our ability to enforce fully all of our rights under these agreements, including any rights to indemnification. Any of these events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our product development activities may not be successful or may be more costly than currently anticipated.

Our business involves a significant level of product development activities, generally in connection with our customers' development activities. Industry standards, customer expectations, or other products may emerge that could render one or more of our products or services less desirable or obsolete. Maintaining our market position requires continued investment in research and development. During an economic downturn or a subsequent recovery, we may need to maintain our investment in research and development, which may limit our ability to reduce these expenses in proportion to a sales shortfall. If these activities are not as successful as currently anticipated, or if they are more costly than currently anticipated, future sales and/or earnings could be lower than expected, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Activities necessary to integrate acquisitions may result in costs in excess of current expectations or be less successful than anticipated.

We recently completed the acquisition of IDS and completed three acquisitions in fiscal year 2009, and we may acquire other businesses in the future. The success of these transactions will depend on, among other things, our ability to integrate assets and personnel acquired in these transactions and to apply our internal controls process to these acquired businesses. The integration of these acquisitions may require significant attention from our management, and the diversion of management's attention and resources could have a material adverse effect on our ability to manage our business. Furthermore, we may not realize the degree or timing of benefits we anticipated when we first enter into these transactions. If actual integration costs are higher than amounts assumed, if we are unable to integrate the assets and personnel acquired in an acquisition as anticipated, or if we are unable to fully benefit from anticipated synergies, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Our debt obligations and the restrictive covenants in the agreements governing our debt could limit our ability to operate our business or pursue our business strategies, and could adversely affect our business, financial condition, results of operations, and cash flows.

As of September 30, 2011, our total long-term debt, was $425,249. We did not have any short-term borrowings outstanding as of September 30, 2011. Our debt obligations could require us to dedicate a portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow for other purposes, including business development efforts and mergers and acquisitions. We are contractually obligated under the agreements governing our long-term debt to make principal payments of $18,371 in fiscal year 2012, $7,500 in fiscal year 2013, $149,375 in fiscal year 2014, $0 in fiscal year 2015, and $250,000 in fiscal year 2016 and thereafter. Our debt obligations could make us more vulnerable to general adverse economic and industry conditions and could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate, thereby placing us at a disadvantage to our competitors that have less indebtedness.

Our existing term loan facility, revolving credit facility and note purchase agreements impose financial covenants on us and our subsidiaries that require us to maintain certain leverage ratios and minimum levels of consolidated net worth. Certain of these agreements require us to repay outstanding borrowings with portions of the proceeds we receive from certain sales of property or assets and specified future debt offerings.

These financial covenants place certain restrictions on our business that may affect our ability to execute our business strategy successfully or take other actions that we believe would be in the best interests of our Company. These restrictions include limitations or restrictions, among other things, on our ability and the ability of our subsidiaries to:

- incur additional indebtedness;
- pay dividends or make distributions on our capital stock or certain other restricted payments or investments;
- purchase or redeem stock;
- issue stock of our subsidiaries;
- make domestic and foreign investments and extend credit;
- engage in transactions with affiliates;
- transfer and sell assets;
- effect a consolidation or merger or sell, transfer, lease, or otherwise dispose of all or substantially all of our assets; and
- create liens on our assets to secure debt.

These agreements contain certain customary events of default, including certain cross-default provisions related to other outstanding debt arrangements. Any breach of the covenants under these agreements or other event of default could cause a default under these agreements and/or a cross-default under our other debt arrangements, which could restrict our ability to borrow under our revolving credit facility. If there were an event of default under certain provisions of our debt arrangements that was not cured or waived, the holders of the defaulted debt may be able to cause all amounts outstanding with respect to the debt instrument to be due and payable immediately. Our assets and cash flow may not be sufficient to fully repay borrowings under our outstanding debt instruments if accelerated upon an event of default. If we are unable to repay, refinance, or restructure our indebtedness as required, or amend the covenants contained in these agreements, the lenders or note holders may be entitled to obtain a lien or institute foreclosure proceedings against our assets. Any of these events could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our business may be affected by government contracting risks.

Sales made directly to U.S. Government agencies and entities were 4% of total net sales during fiscal year 2011, 5% during fiscal year 2010, and 5% during fiscal year 2009, primarily in the aerospace market. Sales made directly to U.S. Government agencies and entities, or indirectly through third party manufacturers utilizing Woodward parts and subassemblies, accounted for approximately 19% of total sales in fiscal year 2011, 23% in fiscal year 2010, and 20% in fiscal year 2009. Our contracts with the U.S. Government are subject to the following unique risks, some of which are beyond our control, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

- The level of U.S. defense spending is subject to periodic congressional appropriation actions, which is subject to change at any time. The mix of programs to which such funding is allocated is also uncertain, and we can provide no assurance that an increase in defense spending will be allocated to programs that would benefit our business. If the amount of spending were to decrease, or there were a shift from certain aerospace and defense programs to other programs, our sales could decrease.

- Our U.S. Government contracts and the U.S. Government contracts of our customers are subject to modification, curtailment or termination by the government, either for the convenience of the government or for default as a result of our failure to perform under the applicable contract. If any of our contracts are terminated by the U.S. Government, our backlog would be reduced, in accordance with contract terms, by the expected value of the remaining work under such contracts. In addition, we are not the prime contractor on most of our contracts for supply to the U.S. Government, and the U.S. Government could terminate a prime contract under which we are a subcontractor, irrespective of the quality of our products and services as a subcontractor.

- We must comply with procurement laws and regulations relating to the formation, administration and performance of our U.S. Government contracts. The U.S. Government may change procurement laws and regulations from time to time. A violation of U.S. Government procurement laws or regulations, a change in U.S. Government procurement laws and regulations, or a termination arising out of our default could expose us to liability, disbarment, or suspension and could have an adverse effect on our ability to compete for future contracts and orders.

Changes in the estimates of fair value of reporting units or of long-lived assets may result in future impairment charges, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Over time, the fair values of long-lived assets change. At September 30, 2011, we had $462,282 of goodwill, representing 26% of our total assets. We test goodwill for impairment on the reporting unit level on an annual basis and more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Future goodwill impairment charges may occur if estimates of fair values decrease, which would reduce future earnings. We also test property, plant, and equipment and other intangibles for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Future asset impairment charges may occur if asset utilization declines, if customer demand decreases, or for a number of other reasons, which would reduce future earnings. Any such impairment charges could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We completed our annual goodwill impairment test during the quarter ended September 30, 2011. The results of Woodward's fiscal year 2011 annual goodwill impairment test performed as of July 31, 2011 indicated the estimated fair value of each reporting unit was in excess of its carrying value, and accordingly, no impairment existed. At July 31, 2011 the goodwill impairment test for Woodward's Airframe Systems reporting unit, which has a significant concentration of business in the commercial, business jet and regional jet markets that have lagged in the economic recovery, indicated the narrowest excess of fair market value as compared to carrying value. Each of Woodward's remaining reporting units had resulting fair values significantly in excess of their carrying values. Increasing the discount rate by 20%, decreasing the growth rate by 20%, or decreasing forecasted cash flow by 20%, as it relates to the Airframe Systems reporting unit, would not have resulted in an impairment charge.

As part of our ongoing monitoring efforts, we will continue to consider the global economic environment and its potential impact on our businesses, as well as other factors, in assessing goodwill recoverability.

Future subsidiary results or changes in domestic or international tax statutes may change the amount of valuation allowances provided for deferred income tax assets.

During fiscal year 2011, 49% of our external net sales were made outside the United States. We establish valuation allowances to reflect the estimated amount of deferred tax assets that might not be realized. The underlying analysis is performed for individual tax jurisdictions, generally at a subsidiary level. Future subsidiary results, actual or forecasted, as well as changes to the relevant tax statutes, could change the outcome of our analysis and change the amount of valuation allowances provided for deferred income tax assets, which could have a material adverse effect on our financial condition, results of operations, and cash flows.

Manufacturing activities may result in future environmental costs or liabilities.

We use hazardous materials and/or regulated materials in our manufacturing operations. We also own and operate and may acquire facilities that were formerly owned and operated by others that used such materials. The risk that a significant release of regulated materials has occurred in the past or will occur in the future cannot be completely eliminated or prevented. As a result, we are subject to a substantial number of costly regulations. In particular, we are required to comply with increasingly stringent requirements of federal, state, and local environmental, occupational health and safety laws and regulations in the United States, the European Union, and other territories, including those governing emissions to air, discharges to water, noise and odor emissions, the generation, handling, storage, transportation, treatment and disposal of waste materials, and the cleanup of contaminated properties and human health and safety. Compliance with these laws and regulations results in ongoing costs. We cannot be certain that we have been, or will at all times be, in complete compliance with all environmental requirements, or that we will not incur additional material costs or liabilities in connection with these requirements. As a result, we may incur material costs or liabilities or be required to undertake future environmental remediation activities that could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our performance depends on continued access to a stable workforce and on favorable labor relations with our employees.

Certain of our operations in the United States and internationally involve different employee/employer relationships and the existence of works' councils. In addition, a portion of our workforce is unionized and is expected to remain unionized for the foreseeable future. Competition for technical personnel in the industry in which we compete is intense. Our future success depends in part on our continued ability to hire, train, assimilate, and retain qualified personnel. There is no assurance that we will continue to be successful in recruiting qualified employees in the future. Any significant increases in labor costs, deterioration of employee relations, including any conflicts with works' councils or unions, or slowdowns or work stoppages at any of our locations, whether due to employee turnover, changes in availability of qualified technical personnel, or otherwise, could have a material adverse effect on our business, our relationships with customers, and our financial condition, results of operations, and cash flows.

A natural disaster could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Certain of our Aerospace segment operations are located in California. Historically, California has been susceptible to natural disasters, such as earthquakes, floods and wildfires. These natural disasters could harm the California operations of our Aerospace segment through interference with communications, including the interruption or loss of its computer systems and the destruction of our facilities or our operational, financial and management information systems, which could prevent or impede us from processing and controlling the flow of business. Accordingly, any such natural disaster could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Our intellectual property rights may not be sufficient to protect all our products or technologies.

Our success depends in part on our ability to obtain patents or rights to patents, protect trade secrets and know-how, and prevent others from infringing on our patents, trademarks, and other intellectual property rights. Some of our intellectual property is not covered by any patent or patent application and includes trade secrets and other know-how that is not patentable or for which we have elected not to obtain a patent, including intellectual property relating to our manufacturing processes and engineering designs. We will be able to protect our intellectual property from unauthorized use by third parties only to the extent that it is covered by valid and enforceable patents, trademarks, or licenses. Patent protection generally involves complex legal and factual questions and, therefore, enforceability of patent rights cannot be predicted with certainty; thus, any patents that we own or license from others may not provide us with adequate protection against competitors. Moreover, the laws of certain foreign countries do not recognize intellectual property rights or protect them to the same extent as do the laws of the United States. Additionally, our commercial success depends significantly on our ability to operate without infringing upon the patent and other proprietary rights of others. Our current or future technologies may, regardless of our intent, infringe upon the patents or violate other proprietary rights of third parties. In the event of such infringement or violation, we may face expensive litigation or indemnification obligations and may be prevented from selling existing products and pursuing product development or commercialization. If we are unable to sufficiently protect our patent and other proprietary rights or if we infringe on the patent or proprietary rights of others, our business, financial condition, results of operations, and cash flows could be materially adversely affected.

Product liability claims, product recalls or other liabilities associated with the products and services we provide may force us to pay substantial damage awards and other expenses that could exceed our accruals and insurance coverage.

The manufacture and sale of our products and the services we provide expose us to risk of product liability and other tort claims. Both currently and in the past, we have had product liability claims relating to our products, and we will likely be subject to additional product liability claims in the future for both past and current products, some of which may have a material adverse effect on our business, financial condition, results of operations and cash flows. We also provide certain services to our customers and are subject to claims with respect to the services provided. In providing such services, we may rely on subcontractors to perform all or a portion of the contracted services. It is possible that we could be liable to our customers for work performed by a subcontractor. While we believe that we have appropriate insurance coverage available to us related to any such claims, our insurance may not cover all liabilities or be available in the future at a cost acceptable to us. If a product liability or other claim or series of claims, including class action claims, is brought against us for liabilities that are not covered by insurance or for which indemnification or other recovery is not available, such claim could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Amounts accrued for contingencies may be inadequate to cover the amount of loss when the matters are ultimately resolved.

In addition to intellectual property and product liability matters, we are currently involved or may become involved in claims, pending or threatened litigation or other legal proceedings, investigations or regulatory proceedings regarding employment or other regulatory, legal, or contractual matters arising in the ordinary course of business. There is no certainty that the results of these matters will be favorable to the Company. We accrue for known individual matters that we believe are likely to result in a loss when ultimately resolved using estimates of the most likely amount of loss. There may be additional losses that have not been accrued, or liabilities may exceed our estimates, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Legal and regulatory proceedings, inquiries or investigations of our business practices by the U.S. Government are unpredictable and an adverse decision in any such matter, or an adverse decision resulting in a loss that exceeds our best estimates, could have a material adverse impact on our business, financial condition, results of operations, and cash flows.

We are sometimes subject to government inquiries, audits and investigations of our business due to our business relationships with the U.S. Government and the heavily regulated industries in which we do business. Any such inquiry or investigation could potentially result in an adverse ruling against the Company, which could have a material adverse impact on our business, financial condition, results of operations, and cash flows. In October 2009, MPC Products, one of our acquired subsidiaries, entered into a three-year administrative agreement with the U.S. Department of Defense ("DOD") in connection with certain of its government contract pricing practices prior to June 2005. The administrative agreement requires, among other things, that Woodward and its affiliates, including MPC Products, implement certain enhancements to existing ethics and compliance programs, which have been completed, and make periodic reports to the DOD. If Woodward and MPC Products fail to maintain these enhancements to their ethics and compliance programs or fail to otherwise adhere to the terms of the administrative agreement, the DOD could suspend or debar Woodward or MPC Products from doing business with U.S. Government agencies and entities.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws and regulations.

The U.S. Foreign Corrupt Practices Act ("FCPA") and similar anti-bribery laws and regulations in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to non-U.S. government officials for the purpose of obtaining or retaining business or securing an improper business advantage. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world and sell to industries that have experienced corruption to some degree. If we are found to be liable for FCPA or other similar anti-bribery law or regulatory violations, whether due to our or others' actions or inadvertence, we could be subject to civil and criminal penalties or other sanctions that could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Changes in the legal and regulatory environments of the countries in which we operate may affect future sales and expenses.

We operate in a number of countries and are affected by a variety of laws and regulations governing various matters, including foreign investment, employment, import, export, business acquisitions, environmental and taxation matters, land use rights, property, and other matters. Our ability to operate in these countries may be materially adversely affected by unexpected changes in such laws and regulations which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We must also comply with restrictions on exports imposed under the U.S. Export Control Laws and Sanctions Programs. These laws and regulations change from time to time and may restrict foreign sales.

Operations and suppliers may be subject to physical and other risks that could disrupt production.

Our operations include principal facilities in the United States, China, Germany, and Poland. In addition, we operate sales and service facilities in Brazil, Bulgaria, India, Japan, the Netherlands, Peru, the Republic of Korea, Russia, Switzerland and the United Kingdom. We also have suppliers for materials and parts inside and outside the United States. Our operations and sources of supply could be disrupted by a natural disaster, war, political unrest, terrorist activity, public health concerns, or other unforeseen events, which could cause significant delays in the shipment of products and the provision of services and could cause the loss of sales and customers. Accordingly, disruption of our operations or the operations of a significant supplier could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We have significant investments outside the United States and significant sales and purchases in foreign denominated currencies, creating exposure to foreign currency exchange rate fluctuations.

We have significant investments outside the United States. Further, we have sales and purchases of raw materials and finished goods in foreign denominated currencies. Accordingly, we have exposure to fluctuations in foreign currency exchange rates relative to the U.S. dollar. These exposures may change over time as our business and business practices evolve, and they could have a material adverse effect on our financial results and cash flows. An increase in the value of the U.S. dollar could increase the real cost to our customers of our products in those markets outside the United States where we sell in U.S. dollars, and a weakened U.S. dollar could increase the cost of local operating expenses and procurement of raw materials to the extent that we must purchase components in foreign currencies. Foreign currency exchange rate risk is reduced through several means, including the maintenance of local production facilities in the markets served, invoicing of customers in the same currency as the source of the products, prompt settlement of inter-company balances utilizing a global netting system, and limited use of foreign currency denominated debt. Despite these measures, continued instability in the worldwide financial markets, sovereign credit rating downgrades and uncertainty surrounding European sovereign and other debt defaults, could impact our ability to manage effectively our foreign currency exchange rate fluctuation risk, which could have a material adverse effect on our international operations or on our business, financial condition, results of operations, and cash flows.

Our net postretirement benefit obligation liabilities may grow, and the fair value of our pension plan assets may decrease, which could require us to make additional and/or unexpected cash contributions to our pension plans, increase the amount of postretirement benefit expenses, affect our liquidity or affect our ability to comply with the terms of our outstanding debt arrangements.

Accounting for retirement pension and postretirement benefit obligations and related expense requires the use of assumptions, including a weighted-average discount rate, an expected long-term rate of return on assets, and a net healthcare cost trend rate, among others. Benefit obligations and benefit costs are sensitive to changes in these assumptions. As a result, assumption changes could result in increases in our obligation amounts and expenses. If interest rates decline, the present value of our postretirement benefit plan liabilities may increase faster than the value of plan assets, resulting in significantly higher unfunded positions in some of our pension plans. As of September 30, 2011, we had $138,347 in invested pension plan assets. Investment losses may result in decreases to our pension plan assets.

Funding estimates are based on certain assumptions, including discount rates, interest rates, mortality, fair value of assets and expected return on plan assets and are subject to changes in government regulations in the countries in which our employees work. Volatility in the financial markets may impact future discount and interest rate assumptions. Also, new accounting standards on fair value measurement may impact the calculation of future funding levels. We periodically review our assumptions, and any such revision can significantly change the present value of future benefits, and in turn, the funded status of our pension plans and the resulting periodic pension expense. Changes in our pension benefit obligations and the related net periodic costs or credits may occur as a result of variances of actual results from our assumptions, and we may be required to make additional cash contributions in the future beyond those which have been estimated.

In addition, our existing term loan facility, revolving credit facility, and note purchase agreements contain continuing covenants and events of default regarding our pension plans, including provisions regarding the unfunded liabilities related to those pension plans. See the discussion above concerning "Our debt obligations and the restrictive covenants in the agreements governing our debt could limit our ability to operate our business or pursue our business strategies, and could adversely affect our business, financial condition, results of operations, and cash flows."

To the extent that the present values of benefits incurred for pension obligations are greater than values of the assets supporting those obligations or if we are required to make additional or unexpected contributions to our pension plans for any reason, our ability to comply with the terms of our outstanding debt arrangements, and our business, financial condition, results of operations, and cash flows may be adversely affected.

Industry Risks

Competitors may develop breakthrough technologies that are adopted by our customers.

The markets in which we operate experience rapidly changing technologies and frequent introductions of new products and services. The technological expertise we have developed and maintained could become less valuable if a competitor were to develop a breakthrough technology that would allow it to match or exceed the performance of existing technologies at a lower cost. If we are unable to develop competitive technologies, future sales or earnings could be lower than expected, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Industry consolidation trends could reduce our sales opportunities, decrease sales prices, and drive down demand for our product.

There has been consolidation and there may be further consolidation in the aerospace, power, and process industries. The consolidation in these industries has resulted in customers with vertically integrated operations, including increased in-sourcing capabilities, which may result in economies of scale for those companies. If our customers continue to seek to control more aspects of vertically integrated projects, cost pressures resulting in further integration or industry consolidation could reduce our sales opportunities, decrease sales prices, and drive down demand for our products, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We operate in a highly competitive industry.

We face intense competition from a number of established competitors in the United States and abroad, some of which are larger in size or are divisions of large diversified companies with substantially greater financial resources. Companies compete on the basis of providing products that meet the needs of customers, as well as on the basis of price, quality, and customer service. Changes in competitive conditions, including the availability of new products and services, the introduction of new channels of distribution, and changes in OEM and aftermarket pricing, could adversely affect future sales, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Unforeseen events may occur that significantly reduce commercial aviation.

A significant portion of our business is related to commercial aviation. The recent global economic downturn and uncertainty in the marketplace led to a general reduction in demand for air transportation services, leading some airlines to withdraw aircraft from service, which negatively impacted sales of our aerospace components and services. These economic conditions similarly impacted our sales of systems and components for new business jet aircraft. Although the operating environment currently faced by commercial airlines has shown signs of improvement, uncertainty continues to exist. The commercial airline industry tends to be cyclical and capital spending by airlines and aircraft manufacturers may be influenced by a variety of factors, including current and future traffic levels, aircraft fuel pricing, labor issues, competition, the retirement of older aircraft, regulatory changes, terrorism and related safety concerns, general economic conditions, worldwide airline profits and backlog levels. In the event these or other economic indicators stagnate or worsen, market demand for our components and systems could be negatively affected by renewed reductions in demand for air transportation services or commercial airlines' financial difficulties, which could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Increasing emission standards that drive certain product sales may be eased or delayed.

We sell components and systems that have been designed to meet strict emission standards, including standards that have not yet been implemented but are intended to be implemented soon. If these emission standards are eased, our future sales could be lower as potential customers select alternative products or delay adoption of our products, which would have a material adverse affect on our business, financial condition, results of operations, and cash flows.

Natural gas prices may increase significantly and disproportionately to other sources of fuels used for power generation.

Commercial producers of electricity use many of our components and systems, most predominately in their power plants that use natural gas as their fuel source. Commercial producers of electricity are often in a position to manage the use of different power plant facilities and make decisions based on operating costs. Compared to other sources of fuels used for power generation, natural gas prices have increased slower than fuel oil, but about the same as coal. This increase in natural gas prices and any future increases could decrease the use of our components and systems, which could have a material adverse affect on our business, financial condition, results of operations, and cash flows.

Investment Risks

The historic market price of our common stock may not be indicative of future market prices.

The market price of our common stock changes over time. Stock markets in general have experienced extreme price and volume volatility particularly over the past few years. The trading price of our common stock ranged from a high of $39.52 per share to a low of $24.39 per share during the twelve months ending September 30, 2011. The following factors, among others, could cause the price of our common stock in the public market to fluctuate significantly:

- general economic conditions, particularly in the aerospace, power generation and process and transportation industries;
- variations in our quarterly results of operation;
- a change in sentiment in the market regarding our operations or business prospects;
- the addition or departure of key personnel; and
- announcements by us or our competitors of new business, acquisitions or joint ventures.

Fluctuations in our stock price often occur without regard to specific operating performance. The price of our common stock could fluctuate based upon the above factors or other factors, including those that have little to do with our company, and these fluctuations could be material.

The typical trading volume of our common stock may affect an investor's ability to sell significant stock holdings in the future without negatively affecting stock price.

As of September 30, 2011, we had 72,960 shares of common stock issued, of which 4,070 shares were held as treasury shares. In addition, 4,228 shares were reserved for issuance upon exercise of outstanding stock option awards. While the level of trading activity will vary each day, the typical trading level represents only a small percentage of total shares of stock outstanding. As a result, a stockholder who sells a significant number of shares of stock in a short period of time could negatively affect our share price.

Certain anti-takeover provisions of our charter documents and under Delaware law could discourage or prevent others from acquiring our company.

While the Company believes that these provisions are in the best interest of its stockholders, our certificate of incorporation and bylaws do contain provisions that:

- provide for a classified board;
- provide that directors may be removed only for cause by holders of at least two-thirds of the outstanding shares of common stock;
- authorize our board of directors to fill vacant directorships or to increase the size of our board of directors;
- permit us to issue, without stockholder approval, up to 10,000 shares of preferred stock, in one or more series and, with respect to each series, to fix the designation, powers, preferences and rights of the shares of the series;
- require special meetings of stockholders to be called by holders of at least two-thirds of the outstanding shares of common stock;
- prohibit stockholders from acting by written consent;
- require advance notice for stockholder proposals and nominations for election to the board of directors to be acted upon at meetings of stockholders; and
- require the affirmative vote of two-thirds of the outstanding shares of our common stock for amendments to our certificate of incorporation and certain business combinations, including mergers, consolidations, sales of all or substantially all of our assets or dissolution.

In addition, Section 203 of the Delaware General Corporation Law limits business combinations with owners of more than 15% of our stock that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. Our board of directors could choose not to negotiate a potential acquisition that it did not believe to be in our strategic interest. Accordingly, the potential acquirer could be discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the anti-takeover measures.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our principal plants are as follows:

United States

Fort Collins, Colorado – Corporate headquarters and Energy segment manufacturing and engineering

Greenville, South Carolina (leased) – Energy segment manufacturing and Aerospace and Energy segments engineering

Loveland, Colorado – Energy segment manufacturing and engineering

Pacoima, California (leased) – Aerospace segment manufacturing and engineering

Rockford, Illinois – Aerospace segment manufacturing and engineering

Santa Clarita, California – Aerospace segment manufacturing and engineering

Skokie, Illinois (leased) – Aerospace segment manufacturing and Aerospace and Energy segments engineering

Zeeland, Michigan – Aerospace segment manufacturing and engineering

Other Countries

Aken, Germany (leased) – Energy segment manufacturing and engineering

Kempen, Germany – Energy segment manufacturing and engineering

Krakow, Poland – Energy segment manufacturing and engineering

Stuttgart, Germany (leased) – Energy segment manufacturing and engineering

Tianjin, Peoples' Republic of China (leased) – Energy segment assembly

Sofia, Bulgaria – Energy segment manufacturing and engineering

Zurich, Switzerland – Energy segment engineering

In addition to the principal plants listed above, we own or lease other facilities used primarily for sales and service activities in Brazil, China, India, Japan, the Netherlands, Peru, the Republic of Korea, Russia, and the United Kingdom.

Our principal plants are suitable and adequate for the manufacturing and other activities performed at those plants, and we believe our utilization levels are generally high. However, with continuing advancements in manufacturing technology and operational improvements, we believe we can continue to increase production without significant capital expenditures for expansion, retooling, or acquisition of additional plants.

During fiscal year 2010, Woodward began construction of a new 48,000 square foot system test facility in Rockford, Illinois. The facility, which will house numerous environmental system test cells and a vibration lab, will support, among other development projects, aerospace development efforts of next generation fuel systems for aircraft turbines. The test facility is expected to be completed and placed into service in early fiscal year 2012.

Item 3. Legal Proceedings

Woodward is currently involved in claims, pending or threatened litigation or other legal proceedings, investigations or regulatory proceedings arising in the normal course of business, including, among others, those relating to product liability claims, employment matters, workman's compensation claims, regulatory, legal or contractual disputes, product warranty claims and alleged violations of various environmental laws. We have accrued for individual matters that we believe are likely to result in a loss when ultimately resolved using estimates of the most likely amount of loss.

While the outcome of pending claims, legal proceedings, investigations and regulatory proceedings cannot be predicted with certainty, management believes that any liabilities that may result from these claims, proceedings and investigations will not have a material adverse effect on our business, financial condition, results of operations, or cash flows.

Item 4. (Removed and Reserved)

This section intentionally left blank.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on The NASDAQ Global Select Market and is traded under the symbol "WWD." At November 11, 2011, there were approximately 68,902,457 holders of record.

The following table sets forth the high and low sales prices of our common stock and dividends paid for the periods indicated.

	Fiscal Year Ending September 30,					
	2011			2010		
	High	Low	Cash Dividends	High	Low	Cash Dividends
First quarter	$ 39.52	$ 30.01	$ 0.06	$ 26.82	$ 22.49	$ 0.06
Second quarter	39.31	30.46	0.07	32.47	24.59	0.06
Third quarter	37.57	30.93	0.07	35.21	25.52	0.06
Fourth quarter	37.20	24.39	0.07	33.18	24.44	0.06

The information required by this item relating to securities authorized for issuance under equity plans is included under the caption "Executive Compensation – Equity Compensation Plan Information" in our Proxy Statement for the 2011 Annual Meeting of Stockholders to be held January 25, 2012 and is incorporated herein by reference.

Performance Graph

The following graph compares the cumulative 5-year total return to stockholders on our common stock relative to the cumulative total returns of the S&P Midcap 400 index and the S&P Industrial Machinery index. The graph shows total stockholder return assuming an investment of $100 (with reinvestment of all dividends) was made on September 30, 2006 in our common stock and in each of the two indexes and tracks relative performance through September 30, 2011.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Woodward, Inc., the S&P Midcap 400 Index
and the S&P Industrial Machinery Index
$250
$200
$150
$100
$50
$0
9/06
9/07
9/08
9/09
9/10
9/11
Woodward, Inc.
S&P Midcap 400
S&P Industrial Machinery

*$100 invested on 9/30/06 in stock or index, including reinvestment of dividends.
Fiscal year ending September 30.

	9/06	9/07	9/08	9/09	9/10	9/11
Woodward, Inc.	**100.00**	**187.76**	**213.44**	**148.49**	**200.20**	**170.58**
S&P Midcap 400	**100.00**	**118.76**	**98.95**	**95.87**	**112.92**	**111.47**
S&P Industrial Machinery	**100.00**	**132.90**	**98.09**	**96.62**	**123.65**	**108.58**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Recent Sales of Unregistered Securities

Sales of common stock issued from treasury during the fourth quarter of fiscal 2011 consisted of the following:

	Total Shares Sold (2)	Consideration Received
July 1, 2011 through July 31, 2011 (1)	398	$ 14
August 1, 2011 through August 31, 2011	-	-
September 1, 2011 through September 30, 2011	-	-

(1) On July 28, 2011, one of our directors received 398 shares of common stock from treasury in lieu of cash payment of Board of Director retainer fees. The securities were issued by Woodward in reliance upon the exemption contained in Section 4(2) of the Securities Act of 1933.

(2) Actual number of shares (not in thousands).

Use of Proceeds

Not applicable.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased (4)	Weighted Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number (or Approximate Dollar Value) of Shares that may yet be Purchased under the Plans or Programs at Period End (1)
July 1, 2011 through July 31, 2011	-	$ -	-	$ 190,162
August 1, 2011 through August 31, 2011	-	-	-	190,162
September 1, 2011 through September 30, 2011 (2) (3)	59,538	29.58	-	190,162

(1) In July 2010, our Board of Directors authorized a stock repurchase program of up to $200,000 of our outstanding shares of common stock on the open market or in privately negotiated transactions over a three-year period that will end in July 2013.

(2) Includes 58,744 shares previously held by an optionee for at least six months and delivered to the Company in September 2011 at an average price of $29.61 per share to pay exercise price and tax obligations related to such stock options. Excludes shares withheld by the Company in connection with the net exercise of stock options.

(3) The Woodward Governor Company Executive Benefit Plan, which is a separate legal entity, aquired 794 shares of common stock on the open market related to the reinvestment of dividends for shares of treasury stock held for deferred compensation in September 2011.

(4) Actual number of shares (not in thousands).

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related notes which appear in "Item 8 - Financial Statements and Supplementary Data" of this Annual Report.

	Year Ending September 30,				
	2011	2010	2009	2008	2007
	(In thousands except per share amounts)				
Net sales (1)	$ 1,711,702	$ 1,457,030	$ 1,430,125	$ 1,258,204	$1,042,337
Net Earnings:					
Net earnings attributable to Woodward (1)(2)(3)(4)(5)	132,235	110,844	94,352	121,880	98,157
Net earnings attributable to noncontrolling interests	-	318	64	675	692
Earnings per share attributable to Woodward:					
Basic earnings per share attributable to Woodward (6)	1.92	1.62	1.39	1.80	1.43
Diluted earnings per share attributable to Woodward (6)	1.89	1.59	1.37	1.75	1.39
Cash dividends per share	0.27	0.24	0.24	0.24	0.22
Income taxes (3)(4)	55,332	43,713	28,060	60,030	33,831
Interest expense	25,399	29,385	33,629	3,834	4,527
Interest income	534	509	1,131	2,120	3,604
Depreciation expense	40,400	40,502	37,828	28,620	25,428
Amortization expense	34,993	35,114	26,120	6,830	7,496
Capital expenditures	48,255	28,104	28,947	37,516	31,984
Weighted-average shares outstanding:					
Basic shares outstanding	68,797	68,472	67,891	67,564	68,489
Diluted shares outstanding	70,140	69,864	69,103	69,560	70,487

	At September 30,				
	2011	2010	2009	2008	2007
	(Dollars in thousands)				
Working capital	$ 536,936	$ 456,577	$ 434,166	$ 369,211	$ 275,611
Total assets	1,781,434	1,663,233	1,696,422	927,017	829,767
Long-term debt, less current portion	406,875	425,250	526,771	33,337	45,150
Total debt	425,249	465,842	572,340	48,928	66,586
Total liabilities	862,337	860,039	984,907	294,601	828,554
Stockholders' equity	919,097	803,194	711,515	632,416	547,213
Full-time worker members	6,199	5,433	5,721	4,476	4,248

Notes:

1. *On April 14, 2011, Woodward acquired Integral Drive Systems AG and its European companies, including their respective holding companies ("IDS"), and the assets of IDS' business in China. On October 3, 2008, Woodward acquired MPC Products and Techni-Core. On April 3, 2009, Woodward acquired HR Textron Inc. from Textron Inc., its parent company, and the United Kingdome assets and certain liabilities related to HR Textron Inc.'s business (collectively "HRT"), including its Fuel & Pneumatics ("F&P") product line. The F&P product line was sold on August 10, 2009.*
2. *In March 2009, Woodward recorded restructuring and other charges totaling $15,159 before taxes related to restructuring our businesses to adjust to the current economic environment.*
3. *Net earnings for fiscal year 2007 included two tax adjustments, a favorable resolution of issues with tax authorities resulting in a reduction of net tax expense of $13,300 and a reduction in deferred tax assets resulting in a tax expense of $3,000 due to a decrease in the German statutory income tax rate. These adjustments increased net earnings by $10,300, or $0.15 per basic share and $0.15 per diluted share.*
4. *Woodward recognized $6,416 of benefit related to favorable resolutions of prior year tax matters and the completion of certain internal revaluation assessments in the third quarter of fiscal year 2010. In the third quarter of fiscal year 2009, Woodward recognized $4,992 of benefit related to favorable resolutions of prior year tax matters. These special benefits increased net earnings by $0.09 per basic and diluted shares and $0.07 per basic and diluted shares in fiscal years 2010 and 2009, respectively.*
5. *Woodward recognized $12,500 of pre-tax charges through cost of goods sold during the third quarter of fiscal year 2009 related to the purchase accounting basis step-up of inventory acquired as part of the HRT acquisition. This was a non-cash charge which decreased earnings, net of tax, by $8,000 or $0.12 per basic and diluted share.*
6. *Per share amounts have been updated from amounts reported prior to February 1, 2008 to reflect the effect of a two-for-one stock split.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

We are an independent designer, manufacturer, and service provider of energy control and optimization solutions. We design, produce and service reliable, efficient, low-emission, and high-performance energy control products for diverse applications in challenging environments. We have significant production and assembly facilities in the United States, Europe and Asia, and promote our products and services through our worldwide locations.

Our strategic focus is providing control solutions for the aerospace and energy markets. The precise and efficient control of energy, including fluid and electrical energy, combustion, and motion, is a growing requirement in the markets we serve. Our customers look to us to optimize the efficiency, emissions and operation of power equipment in both commercial and military operations. Our core technologies leverage well across our markets and customer applications, enabling us to develop and integrate cost-effective and state-of-the-art fuel, combustion, fluid, actuation and electronic systems. We focus primarily on OEMs and equipment packagers, partnering with them to bring superior component and system solutions to their demanding applications. We also provide aftermarket repair, replacement and other service support for our installed products.

Our components and integrated systems optimize performance of commercial aircraft, military aircraft, ground vehicles and other equipment, gas and steam turbines, wind turbines, including converters and power grid related equipment, industrial diesel, gas and alternative fuel reciprocating engines, and electrical power systems. Our innovative fluid energy, combustion control, electrical energy, and motion control systems help our customers offer more cost-effective, cleaner, and more reliable equipment. Our customers include leading OEMs and the end users of their products.

As of September 30, 2011, we reorganized our reportable segments to better align with our markets. We now have two reportable segments - Aerospace and Energy. Both of our reportable segments are comprised of multiple business groups, which focus on particular applications within the aerospace and energy markets. Our Aerospace segment combines the aircraft propulsion portion of the former Turbine Systems business group, which we now refer to as the Aircraft Turbine Systems business group, with our Airframe Systems business group. Our Energy segment combines the industrial turbine portion of the former Turbine Systems business group, which we now refer to as the Industrial Turbomachinery Systems business group, with our Engine Systems and Electrical Power Systems business groups. Our aerospace products are primarily used to provide energy and motion control in both commercial and military fixed wing and rotary aircraft and in various other defense platforms, including guided weapon systems and combat vehicles.

Management's discussion and analysis should be read together with the Consolidated Financial Statements and Notes included in this report. Dollar and number of share amounts contained in this discussion and elsewhere in this Annual Report on Form 10-K are in thousands, except per share amounts.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires us to make judgments, assumptions, and estimates that affect the amounts reported in the Consolidated Financial Statements and accompanying notes. Note 1, *Operations and summary of significant accounting policies,* to the Consolidated Financial Statements describes the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements. The estimates and assumptions described below are those that we consider to be most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. All of these estimates reflect our best judgment about current, and for some estimates future, economic and market conditions and their effects based on information available as of the date of these financial statements. As estimates are updated or actual amounts are known, our critical accounting estimates are revised, and operating results may be affected by the revised estimates. Actual results may differ from these estimates under different assumptions or conditions.

Our management has discussed the development and selection of these critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed our disclosures in this Management's Discussion and Analysis.

Revenue recognition

Woodward recognizes revenue upon shipment or delivery of tangible products for sale. Delivery is upon completion of manufacturing, customer acceptance, and the transfer of the risks and rewards of ownership. In countries whose laws provide for retention of some form of title by sellers, enabling recovery of goods in the event of customer default on payment, product delivery is considered to have occurred when the customer has assumed the risks and rewards of ownership of the products. Occasionally, Woodward transfers title of product to customers, but retains substantive performance obligations such as completion of product testing, customer acceptance or in some instances regulatory acceptance. In these instances, revenue is deferred until the performance obligations are satisfied. Judgment is sometimes required to identify the point in time at which the customer has assumed the risks and rewards of ownership.

Woodward provides certain development services to customers under fully funded and partially funded long and short-term development contracts. Revenue for such contracts is recognized using the percentage-of-completion, milestone or completed contract methods. Funded development contracts may be fixed price or cost-reimbursable contracts. Anticipated losses on fully funded contracts, if any, are recognized in the period in which the losses become probable and estimable. Revenue recognition under the percentage-of-completion method requires accurate estimation of total costs to complete the development project, which requires judgment and is subject to revision. Revenue recognition under the milestone method requires identification of meaningful milestones with economic substance consistent with the revenue recognition criteria.

Purchase accounting

Woodward consummated one acquisition during fiscal year 2011 for a total cost of $47,161, which included the acquisition of $8,463 in marketable securities, and three acquisitions during fiscal year 2009 for a total cost of $768,423. In addition, we sold the F&P product line, which was acquired as part of the 2009 acquisitions, for net proceeds of approximately $48,000. Significant assumptions and estimates, including projections of future cash flows, affect the carrying value of acquired assets and assumed liabilities, including inventories and other tangible and intangible assets. Changes in the carrying amounts of acquired assets and assumed liabilities may change the carrying value of goodwill, which is not amortized for accounting purposes. Changes in the carrying amount of acquired assets and assumed liabilities may also impact future costs and may subject the Company to risk of future impairment of the recorded fair values of assets acquired, including goodwill.

Inventory

Inventories are valued at the lower of cost or market, with cost being determined using methods that approximate a first-in, first-out basis.

Customer-specific information and contractual terms are considered when evaluating lower of cost or market considerations. The carrying value of inventory as of September 30, 2011 was $381,555. If economic conditions, customer product mix or other factors significantly reduce future customer demand for our products from forecast levels, then future adjustments to the carrying value of inventory may become necessary. We attempt to maintain inventory quantities at levels considered necessary to fill expected orders in a reasonable time frame, which we believe mitigates our exposure to future inventory carrying cost adjustments.

Postretirement benefits

The Company provides various benefits to certain employees through defined benefit plans and other postretirement benefit plans. For financial reporting purposes, net periodic benefits expense and related obligations are calculated using a number of significant actuarial assumptions, including anticipated discount rates, rates of compensation increases, long-term return on defined benefit plan investments, and anticipated healthcare cost increases. Based on these actuarial assumptions, at September 30, 2011 our recorded liabilities include $25,349 for underfunded defined benefit pension plans and $32,923 for unfunded other postretirement benefit plans. Changes in net periodic expense or the amounts of recorded liabilities may occur in the future due to changes in these assumptions.

Estimates of the value of postretirement benefit obligations, and related net periodic benefits expense, are dependent on actuarial assumptions including future interest rates, compensation rates, healthcare cost trends, and returns on defined benefit plan investments. Variances from our fiscal year end estimates for these variables could materially affect our recognized postretirement benefit obligation liabilities. On a near-term basis, such changes are unlikely to have a material impact on reported earnings, since such adjustments are recorded to other comprehensive income and recognized into expense over a number of years. Significant changes in estimates could, however, materially affect the carrying amounts of benefit obligation liabilities, including accumulated benefit obligations, which could affect compliance with the provisions of our debt arrangements and future borrowing capacity.

Reviews for impairment of goodwill

At September 30, 2011, we had $462,282 of goodwill, representing 26% of our total assets. Goodwill is tested for impairment on the reporting unit level on an annual basis and more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment tests consist of comparing the fair value of reporting units, determined using discounted cash flows, with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its fair value, we compare the implied fair value of goodwill with its carrying amount. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss would be recognized to reduce the carrying amount to its implied fair value. There was no impairment charge recorded in fiscal years 2011, 2010 or 2009.

In the fourth quarter of fiscal year 2011, the Company prospectively changed its goodwill testing date from March 31 to July 31 to better align its impairment testing procedures with the completion of its annual financial and strategic planning process as discussed in Note 10, *Goodwill*, to the Consolidated Financial Statements. As a result, during fiscal year 2011, Woodward tested its goodwill for impairment as of March 31, 2011 and July 31, 2011 and concluded that there was no impairment of the carrying value of the goodwill. The change in accounting principle related to changing the annual goodwill impairment testing date did not accelerate, delay, avoid, or cause an impairment charge.

As of March 31 and July 31, 2011, Woodward determined its Turbine Systems, Airframe Systems and Engine Systems operating segments represented individual reporting units. Woodward determined that its Electrical Power Systems operating segment included three components that represented reporting units as of March 31, 2011 and four components that represented reporting units as of July 31, 2011 due to the acquisition of IDS.

The fair value of each of Woodward's reporting units was determined using a discounted cash flow method. This method represents a Level 3 input and incorporates various estimates and assumptions, the most significant being projected revenue growth rates, operating earnings margins, and forecasted cash flows based on the discount rate and terminal growth rate. Management projects revenue growth rates, operating earnings margins and cash flows based on each reporting unit's current operational results, expected performance and operational strategies over a five or ten-year period. These projections are adjusted to reflect current economic conditions and demand for certain products, and require considerable management judgment.

Forecasted cash flows for the July 31, 2011 impairment testing were discounted using weighted average cost of capital assumptions from 10.0% to 10.2%. The terminal values of the forecasted cash flows were calculated using the Gordon Growth Model and assumed an annual compound growth rate after five or ten years of 4.3%. Forecasted cash flows for the March 31, 2011 impairment testing were discounted using a weighted average cost of capital assumption of 11.3% and an annual compound growth rate after five years of 4.4%. These inputs, which are unobservable in the market, represent management's estimate of what market participants would use in determining the present value of the Company's forecasted cash flows. Changes in these estimates and assumptions can have a significant impact on the fair value of forecasted cash flows. Woodward evaluated the reasonableness of the reporting units resulting fair values utilizing a market multiple method.

The results of Woodward's annual goodwill impairment test performed as of July 31, 2011, indicated the estimated fair value of each reporting unit was substantially in excess of its carrying value, and accordingly, no impairment existed. Increasing the discount rate by 20%, decreasing the growth rate by 20%, or decreasing forecasted cash flow by 20%, would not have resulted in an impairment charge at July 31, 2011. See Note 21, Segment information, in the Consolidated Financial Statements.

As part of the Company's ongoing monitoring efforts, Woodward will continue to consider the global economic environment and its potential impact on Woodward's business in assessing goodwill recoverability. There can be no assurance that Woodward's estimates and assumptions regarding forecasted cash flows of certain reporting units, the period or strength of the current economic recovery, or the other inputs used in forecasting the present value of forecasted cash flows will prove to be accurate projections of future performance.

Income taxes

We are subject to income taxes in both the United States and numerous foreign jurisdictions. Significant judgment is required in evaluating our tax positions and determining our provision for income taxes.

During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. The reserves are established when we believe that certain positions are likely to be challenged and may not be fully sustained on review by tax authorities. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or refinement of an estimate. Although we believe our reserves are reasonable, no assurance can be given that the final outcome of these matters will be consistent with what is reflected in our historical income tax provisions and accruals. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate. As of September 30, 2011, unrecognized gross tax benefits for which recognition has been deferred was $16,931.

Significant judgment is also required in determining any valuation allowance recorded against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence including past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. In the event we change our determination as to the amount of deferred tax assets that can be realized, we will adjust our valuation allowance with a corresponding impact to the provision for income taxes in the period in which such determination is made. As of September 30, 2011, our valuation allowance was $3,201.

Our effective tax rates differ from the U.S. statutory rate primarily due to the tax impact of foreign operations, adjustments of valuation allowances, research tax credits, state taxes, and tax audit settlements.

Our provision for income taxes is subject to volatility and could be affected by earnings that are different than anticipated in countries which have lower or higher tax rates; by changes in the valuation of our deferred tax assets and liabilities; by transfer pricing adjustments; by tax effects of share-based compensation; and/or changes in tax laws, regulations, and accounting principles, including accounting for uncertain tax positions, or interpretations thereof. In addition, we are subject to examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these examinations will not have a significant effect on our operating results, financial condition, and cash flows.

BUSINESS ENVIRONMENT AND TRENDS

We serve the aerospace and energy markets.

Aerospace Markets

Our aerospace products are primarily used to provide energy and motion control in both commercial and military fixed wing and rotary aircraft and in various other defense platforms, including guided weapon systems and combat vehicles.

Commercial and Civil Aircraft - In the commercial aerospace markets, global air traffic continued to improve in fiscal year 2011. Commercial aircraft production has increased as aircraft operators continue to take delivery of more fuel efficient aircraft and retire older, less efficient aircraft. This trend toward more fuel efficient aircraft favors our product offerings because we generally have more content on the new generation of aircraft. While relatively long development cycles mean the impacts are several years delayed, we have recently been awarded content on the Boeing 737 MAX, 787 and 747-8, Airbus A320neo, Bombardier CSeries, COMAC 919, Bell 429 and a variety of business jet platforms. We continue to explore opportunities on new engine and aircraft programs that are under consideration or have been recently announced.

Defense – In the defense markets, overall spending decreased modestly in 2011. Our involvement with a wide variety of military programs in fixed wing aircraft, rotorcraft and weapons systems has provided relative stability for our defense markets sales. Key programs that have been stable or growing include the F/A-18 E/F, the F-35 (Joint Strike Fighter), and the Black Hawk and Apache helicopter programs. In fiscal year 2011, we were awarded motion control system content for the fueling boom on the KC-46 tanker program. Military aftermarket, tied to the support of ongoing U.S. war efforts, has been steady throughout this cycle.

We continue to explore opportunities on next generation smart weapon systems, including enhanced guided bomb and guided rocket programs, turret controls and remote weapon stations. Weapon programs for which we have significant sales include the JDAM guided tactical weapon system and the M1A1 Abrams tank turret control system.

Energy Markets

Our energy products are used in global power generation and distribution, and to control energy in industrial, mobile and marine equipment.

Industrial Turbines and Compressors – In fiscal year 2011, the industrial turbine market began to recover from the economic downturn that began in fiscal year 2009. In addition to increased production rates by our OEM customers, we gained content on a newer generation of turbines that deliver improved fuel efficiency and lower emissions. In addition, we increased market share by successfully adding customers for our product offerings. We anticipate that long-term power needs in developed and developing regions, as well as backup power for renewable resource generators such as wind turbines, should cause industrial turbine demand to continue to improve. The aftermarket segment of the industry has been favorably impacted by service needs related to turbine installations early in the preceding decade.

As power generation demand continues to improve, turbines are expected to provide a compelling solution due to their inherent low emissions and fast permitting and construction times, along with the abundant availability of reasonably priced natural gas. Further, gas turbines are expected to serve a critical market need in supporting renewable assets in providing fast start and load acceptance during times when renewable sources fluctuate. OEM turbine manufacturers appear to be investing in new technologies focused on emissions, part load operation, start times, and fuel flexibility.

In the oil and gas process industry, demand for industrial gas, steam turbines and compressors is expected to grow, primarily due to increased demand for oil and natural gas products. Exploration, production, distribution and processing of oil and gas products utilize both gas and steam turbines, as well as compressors. Increased construction of floating production storage and offloading, and gas to liquids facilities is expected to drive demand in aeroderivative, steam turbine and compressor applications.

Reciprocating Engines – The economic recovery we began to see in fiscal year 2010 continued strongly in fiscal year 2011, primarily due to increased demand for mining and other industrial equipment while demand for power generation and marine engines began to improve. Demand for small gas and diesel engines, including engines used in alternative fuel vehicles and industrial equipment, continued to recover throughout fiscal year 2011 as equipment manufacturers increased their production schedules. We believe orders for construction, agricultural, and material handling equipment, particularly in Asia, are driving demand for small diesel engines, and interest in using non-petroleum (alternative) fuels particularly in Korea, China and India is driving demand for small gas engines.

Demand for large gas and diesel engines stabilized in fiscal year 2010, and we began to recover in these markets in fiscal year 2011. We believe that broad commodity demand is driving continued investments in engine-powered mining, oil and natural gas production equipment. Demand for large engine marine applications stabilized and showed some improvement in fiscal year 2011.

Longer term, government issued emissions requirements across many regions and engine applications is driving demand for higher-technology control systems, as is customer demand for improved engine efficiencies. Energy policies in some countries encourage the use of natural gas and other alternative fuels over carbon-rich petroleum fuels, thereby increasing demand for our alternative fuel clean engine control technologies.

Wind Energy - The wind energy industry remains challenged as a result of concerns regarding government support, competitive pricing, and capacity and availability in the credit markets. In the longer term, we anticipate improvement in the market as demand for low emission power sources increases and technology advancements allow renewable energy to be more competitive with conventional sources. In fiscal year 2011, we increased market share with existing wind customers and added new wind customers. Also in fiscal year 2011, we added solar capabilities through our IDS Acquisition.

Electrical Power Generation and Distribution - The electrical power generation and distribution markets began to recover in fiscal year 2011 as credit markets and global energy demand improved despite a continued tight global credit market and uncertainty over government stimulus packages.

We are seeing improving demand for our power sensing and control equipment in line with the global recovery in these markets. The global economic recovery, especially in developing economies, is beginning to drive increased global power demand. After a strong fiscal year 2010, we experienced a modest decline in the level of our project engineering services.

RESULTS OF OPERATIONS

Non-U.S. GAAP Financial Measures

EBIT, EBITDA and free cash flow

Earnings before interest and taxes ("EBIT"), earnings before interest, taxes, depreciation and amortization ("EBITDA") and free cash flow are financial measures not prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Management uses EBIT to evaluate Woodward's performance without financing and tax related considerations, as these elements may not fluctuate with operating results. Management uses EBITDA in evaluating Woodward's operating performance, making business decisions, including developing budgets, managing expenditures and forecasting future periods, and evaluating capital structure impacts of various strategic scenarios. Management uses free cash flow, which is defined as net cash flows provided by operating activities less capital expenditures, in reviewing the financial performance of Woodward's various business groups and evaluating cash levels. Securities analysts, investors, and others frequently use EBIT, EBITDA and free cash flow in their evaluation of companies, particularly those with significant property, plant, and equipment, and intangible assets that are subject to amortization. The use of these non-U.S. GAAP financial measures is not intended to be considered in isolation of, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. As EBIT and EBITDA exclude certain financial information compared with net earnings, the most comparable U.S. GAAP financial measure, users of this financial information should consider the information that is excluded. Free cash flow does not necessarily represent funds available for discretionary use and is not necessarily a measure of our ability to fund our cash needs. Our calculations of EBIT, EBITDA and free cash flow may differ from similarly titled measures used by other companies, limiting their usefulness as comparative measures.

EBIT and EBITDA for the fiscal years ending September 30, 2011, September 30, 2010 and September 30, 2009 were as follows:

	Year Ending September 30,		
	2011	2010	2009
Net earnings	$ 132,235	$ 111,162	$ 94,416
Income taxes	55,332	43,713	28,060
Interest expense	25,399	29,385	33,629
Interest income	(534)	(509)	(1,131)
EBIT	212,432	183,751	154,974
Amortization of intangible assets	34,993	35,114	26,120
Depreciation expense	40,400	40,502	37,828
EBITDA	$ 287,825	$ 259,367	$ 218,922

Free cash flow for the fiscal years ending September 30, 2011, September 30, 2010 and September 30, 2009 was as follows:

	Year Ending September 30,		
	2011	2010	2009
Net cash provided by operating activities	$ 114,623	$ 184,572	$ 219,227
Capital expenditures	(48,255)	(28,104)	(28,947)
Free cash flow	$ 66,368	$ 156,468	$ 190,280

Special Items and Adjusted EBIT

2010 net earnings included the following benefit related to special items:

	Year Ending September 30, 2010	
		Per Share
Favorable resolutions of prior year tax matters and completion of certain internal revaluation assessments	$ 6,416	$ 0.09

2009 net earnings included the following charges and benefits related to special items:

	Year Ending September 30, 2009	
		Per Share
Purchase accounting - inventory basis step-up charge	$ (12,500)	
Less: income tax benefit	4,500	
Net after income tax beneift	$ (8,000)	$ (0.12)
Workforce management and other charges	$ (16,605)	
Less: income tax benefit	5,762	
Net after income tax benefit	$ (10,843)	$ (0.16)
Favorable resolution of prior year tax issues	$ 4,992	$ 0.07
Total special (charges) benefits	$ (13,851)	$ (0.21)

EBIT adjusted for the special items above ("Adjusted EBIT") is as follows:

	Year Ending September 30,		
	2011	2010	2009
Net earnings	$ 132,235	$ 111,162	$ 94,416
Income taxes	55,332	43,713	28,060
Interest expense	25,399	29,385	33,629
Interest income	(534)	(509)	(1,131)
EBIT	212,432	183,751	154,974
Purchase accounting - inventory basis step-up charge	-	-	12,500
Workforce management and other charges	-	-	16,605
Adjusted EBIT	$ 212,432	$ 183,751	$ 184,079

EBIT and Adjusted EBIT are financial measures not prepared and presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). Management uses EBIT to evaluate Woodward's performance without financing and tax related considerations, as these elements may not fluctuate with operating results. Securities analysts, investors, and others frequently use EBIT in their evaluation of companies, particularly those with significant property, plant, and equipment, and intangible assets that are subject to amortization. Management uses Adjusted EBIT to evaluate Woodward's performance after eliminating certain special items that are of sufficient magnitude to make comparisons between years difficult. The use of these non-U.S. GAAP financial measures is not intended to be considered in isolation of, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. As EBIT and Adjusted EBIT exclude certain financial information compared with net earnings, the most comparable U.S. GAAP financial measure, users of this financial information should consider the information that is excluded. Our calculations of EBIT and Adjusted EBIT may differ from similarly titled measures used by other companies, limiting their usefulness as comparative measures.

RESULTS OF OPERATIONS

Operational Highlights

Net sales for fiscal year 2011 increased 17.5% to $1,711,702 from $1,457,030 for fiscal year 2010.

Net earnings attributable to Woodward for fiscal year 2011 were $132,235, or $1.89 per diluted share, an increase of 19.3% from $110,844, or $1.59 per diluted share, in fiscal year 2010. Net earnings for fiscal year 2010 included the benefit of $6,416, or $0.09 per share, related to the favorable resolutions of prior year tax matters and completion of internal revaluation assessments.

Liquidity Highlights

Net cash provided by operating activities for fiscal year 2011 were $114,623 compared to $184,572 for fiscal year 2010, reflecting the increase in working capital utilization primarily associated with increased inventory levels necessary to support future sales growth.

Free cash flow for fiscal year 2011 was $66,368 compared to $156,468 for fiscal year 2010.

EBITDA increased by $28,458 to $287,825 for fiscal year 2011 from $259,367 for fiscal year 2010.

At September 30, 2011, we held $74,539 in cash and cash equivalents, and had total outstanding debt of $425,249. At September 30, 2011, under our $225,000 revolving credit facility, we had additional borrowing availability of $220,118, net of outstanding letters of credit, and had additional borrowing availability of $22,811 under various foreign credit facilities.

The following table sets forth selected consolidated statement of earnings data as a percentage of net sales for each period indicated:

	Year Ending September 30,					
	2011		2010		2009	
		% of Net Sales		% of Net Sales		% of Net Sales
Net sales	$1,711,702	100.0 %	$1,457,030	100.0 %	$1,430,125	100.0 %
Cost of goods sold	1,198,153	70.0	1,021,516	70.1	1,029,095	72.0
Selling, general, and administrative expenses	148,903	8.7	135,880	9.3	128,682	9.0
Research and development costs	115,633	6.8	82,560	5.7	78,536	5.5
Amortization of intangible assets	34,993	2.0	35,114	2.4	26,120	1.8
Restructuring and other charges	-	-	-	-	15,159	1.1
Interest expense	25,399	1.5	29,385	2.0	33,629	2.4
Interest income	(534)	(0.0)	(509)	(0.0)	(1,131)	(0.1)
Other (income) expense, net	1,588	0.1	(1,791)	(0.1)	(2,441)	(0.2)
Consolidated costs and expenses	1,524,135	89.0	1,302,155	89.4	1,307,649	91.4
Earnings before income taxes	187,567	11.0	154,875	10.6	122,476	8.6
Income tax expense	55,332	3.2	43,713	3.0	28,060	2.0
Net earnings	132,235	7.7	111,162	7.6	94,416	6.6
Net earnings attributable to noncontrolling interest, net	-	-	(318)	(0.0)	(64)	(0.0)
Net earnings attributable to Woodward	$ 132,235	7.7 %	$ 110,844	7.6 %	$ 94,352	6.6 %

2011 RESULTS OF OPERATIONS

2011 Sales Compared to 2010

Consolidated net external sales increased 17.5% from $1,457,030 in fiscal year 2010 to $1,711,702 in fiscal year 2011 primarily due to volume increases in nearly all of the markets we serve.

Details of the changes in consolidated net external sales are as follows:

Consolidated net external sales at September 30, 2010	$ 1,457,030
Aerospace volume changes	70,869
Aerospace customer funded development	(9,990)
Energy volume changes	165,242
Price changes and sales mix	10,553
Effects of changes in foreign currency	17,998
Consolidated net external sales at September 30, 2011	$ 1,711,702

The increase in net external sales in fiscal year 2011 was attributable to sales volume increases across both of our segments. Customer funded development decreased slightly in the Aerospace segment. Net external sales for fiscal year 2011 were also impacted by favorable price changes and foreign currency exchange rates.

Sales for fiscal year 2011 continued the growth trend we began to experience in the second half of fiscal year 2010. In addition, the global supply chain has begun to recover some from capacity constraints introduced as the global economy struggled in the past several years. We remain focused on meeting customer demand on a timely basis, managing our inventory levels, and coordinating with vendors.

Price changes: Increases in selling prices across several products were partially offset by decreases in selling prices for some wind related products. Selling price changes are in response to prevailing market conditions.

Foreign currency exchange rates: Our worldwide sales activities are primarily denominated in U.S. dollars ("USD"), European Monetary Units (the "Euro"), Great Britain pounds ("GBP"), Japanese yen ("JPY"), Chinese yuan ("CNY") and Swiss Francs ("CHF"). As the USD, Euro, GBP, JPY, CNY, and CHF fluctuate against each other and other currencies, we are exposed to gains or losses on sales transactions. If the CNY, which the Chinese government has not historically allowed to fluctuate significantly against USD, is allowed to fluctuate against USD in the future, we would be exposed to gains or losses on sales transactions denominated in CNY.

During the fiscal year ended September 30, 2011, our net sales were positively impacted by approximately $17,998 due to changes in foreign currency exchange rates, compared to the same period of fiscal year 2010.

2011 Costs and Expenses Compared to 2010

Variable compensation expense, which is tied to relative financial and operating performance, can vary significantly from fiscal year-to-year. During fiscal year 2011, variable compensation expense increased $25,962 as compared to fiscal year 2010 and has impacted cost of goods sold, selling general and administrative, and research and development expenses.

Cost of goods sold increased by $176,637 to $1,198,153, or 70.0% of net sales, for fiscal year 2011 from $1,021,516, or 70.1% of net sales, for fiscal year 2010. Correspondingly, gross margins (as measured by net sales less cost of goods sold, divided by net sales) remained relatively flat at 30.0% for fiscal year 2011 as compared to 29.9% for the same period of the prior fiscal year.

Selling, general, and administrative expenses increased by $13,023, or 9.6%, to $148,903 for fiscal year 2011 as compared to $135,880 for fiscal year 2010 primarily as a result of increased variable compensation. Selling, general and administrative expenses decreased as a percentage of net sales to 8.7% for fiscal year 2011 as compared to 9.3% for fiscal year 2010. Included in selling, general and administrative expense for fiscal year 2011 is approximately $2,396, related to the acquisition of IDS.

Research and development costs increased by $33,073, or 40.1%, to $115,633 for fiscal year 2011 as compared to $82,560 for the same period of fiscal year 2010. Research and development costs increased as a percentage of net sales to 6.8% for fiscal year 2011 as compared to 5.7% for fiscal year 2010. Our research and development activities extend across nearly our entire customer base. The increase in research and development costs is primarily due to our investment in new product platforms that have been awarded and development of next generation technology. Research and development costs in fiscal year 2011 were also impacted by increased variable compensation.

Amortization of intangible assets decreased slightly to $34,993 for fiscal year 2011 compared to $35,114 for fiscal year 2010. As a percentage of net sales, amortization of intangible assets decreased to 2.0% for fiscal year 2011 as compared to 2.4% for the prior year.

Interest expense decreased to $25,399, or 1.5% of net sales, for fiscal year 2011 compared to $29,385, or 2.0% of net sales, for the prior fiscal year. The decrease in interest expense is due to related debt reductions.

Income taxes were provided at an effective rate on earnings before income taxes of 29.5% for fiscal year 2011 compared to 28.2% for fiscal year 2010. The change in the effective tax rate (as a percentage of earnings before income taxes) was attributable to the following:

Effective tax rate at September 30, 2010	28.2 %
Retroactive extension of research credit recorded in fiscal 2011	(2.1)
Research credit in fiscal 2011 as compared to fiscal 2010	(2.2)
Adjustment of prior period tax issues recorded in the period ending September 30, 2011	(0.3)
Adjustment of prior period tax issues recorded in the period ending September 30, 2010	5.9
Domestic production activities deduction	(1.2)
Foreign tax rate differences	1.1
Other changes, net	0.1
Effective tax rate at September 30, 2011	29.5 %

During the year ending September 30, 2010, the Internal Revenue Service concluded an examination of our U.S. Federal income tax returns for fiscal years 2007 and 2008. During the year ending September 30, 2010, we completed certain internal revaluation assessments and certain statues of limitations expired. As a result, we reduced our liability for unrecognized tax benefits by a net favorable amount of $6,416 for the period ended June 30, 2010.

On December 17, 2010, legislation was enacted that retroactively extended the U.S. research tax credit, which had expired as of December 31, 2009. As a result of this extension, fiscal year 2011 includes the effect of recognizing a tax benefit of $3,088 related to recognition of the retroactive impact to the prior year. The credit is scheduled to expire again on December 31, 2011. This expiration will result in a higher effective tax rate in fiscal year 2012 unless legislation is enacted to extend the credit.

In January 2011, the State of Illinois increased its corporate income tax rate from 7.3% to 9.5% effective January 1, 2011. This tax rate increase has not had a material impact on Woodward's Consolidated Financial Statements and is not expected to have a material impact in the future.

The total amount of the gross liability for worldwide unrecognized tax benefits reported in other liabilities in the Consolidated Balance Sheet was $16,931 at September 30, 2011, and $10,586 at September 30, 2010. At September 30, 2011, the amount of unrecognized tax benefits that would impact Woodward's effective tax rate, if recognized, was $14,078. At this time, we estimate it is reasonably possible that the liability for unrecognized tax benefits will decrease by as much as $600 in the next twelve months due primarily to the expiration of certain statutes of limitations. We recognize interest and penalties related to unrecognized tax benefits in tax expense. Woodward had accrued interest and penalties of $1,989 as of September 30, 2011 and $1,431 as of September 30, 2010.

Woodward's tax returns are audited by U.S., state, and foreign tax authorities, and these audits are at various stages of completion at any given time. Fiscal years remaining open to examination in significant foreign jurisdictions include 2003 and forward. Woodward has been subject to U.S. Federal income tax examinations for fiscal years through 2008. Woodward is subject to U.S. state income tax examinations for fiscal years 2007 and forward.

SEGMENT RESULTS

The following table presents sales by segment:

	Year Ending September 30,					
	2011		2010		2009	
External net sales:						
Aerospace	$ 843,032	49 %	$ 769,379	53 %	$ 704,771	49 %
Energy	868,670	51	687,651	47	725,354	51
Consolidated net sales	$1,711,702	100 %	$1,457,030	100 %	$1,430,125	100 %

The following table presents earnings by segment:

	Year Ending September 30,		
	2011	2010	2009
Aerospace	$ 129,502	$ 112,171	$ 104,550
Energy	113;872	94,014	96,938
Total segment earnings	243,374	206,185	201,488
Nonsegment expenses	(30,942)	(22,434)	(46,514)
Interest expense, net	(24,865)	(28,876)	(32,498)
Consolidated earnings before income taxes	187,567	154,875	122,476
Income tax expense	55,332	43,713	28,060
Consolidated net earnings	$ 132,235	$ 111,162	$ 94,416

The following table presents earnings by segment as a percent of segment net sales:

	Year Ending September 30,		
	2011	2010	2009
Aerospace	15.4 %	14.6 %	14.8 %
Energy	13.1	13.7	13.4

2011 Segment Results Compared to 2010

Aerospace

Aerospace segment net sales increased $73,653, or 9.5%, to $843,032 for fiscal year 2011from $769,379 for fiscal year 2010. Sales during fiscal year 2011 were higher in nearly all markets we serve. Sales for the aerospace aftermarket continued to benefit from increased passenger and cargo air traffic, and the introduction of new aircraft platforms on which Aerospace products are used.

We believe the fleet dynamics of commercial aircraft platforms on which we have content, such as the Airbus A320, the Boeing 777, the Embraer and the Bombardier 70- to 90-seat regional jets, allowed our aftermarket business to be somewhat less negatively impacted by the effects of the recent economic down-cycle than some of our competitors and have supported sales growth as a result of the more recent rebound in air traffic. Commercial OEM aircraft deliveries of narrow-body and wide-body aircraft have increased based on improved airline demand and new product introduction. The increase in sales continues to reflect recovering demand for business and regional jets and rotorcraft, partially offset by a slight decline in military sales and reduced levels of customer funded development revenue.

Aerospace segment earnings increased $17,331, or 15.5%, for the fiscal year 2011 compared to fiscal year 2010 due to the following:

Earnings at September 30, 2010	$ 112,171
Sales volume changes	26,485
Selling price and mix	17,542
Customer funded development	(9,990)
Investments in engineering and research and development	(5,328)
Changes in variable compensation	(12,307)
Workman's compensation	(2,983)
Effects of changes in foreign currency rates	336
Other, net	3,576
Earnings at September 30, 2011	$ 129,502

The increase in Aerospace segment earnings in fiscal year 2011 compared to fiscal year 2010 were primarily the result of sales volume increases, a more favorable price and sales mix due to increased levels of aftermarket sales, partially offset by increased variable compensation and costs associated with new product development, including a reduction in customer funded development. The sales mix during fiscal year 2011 continued to include a higher proportion of aftermarket sales than in fiscal year 2010 as a result of increased air traffic. Earnings as a percentage of sales increased to 15.4% in fiscal year 2011 compared to 14.6% for fiscal year 2010.

Energy

Energy segment net sales increased $181,019, or 26.3% to $868,670 for fiscal year 2011 from $687,651 for fiscal year 2010. Sales for fiscal year 2011 increased in all of our markets and includes $13,545 in net sales associated with the IDS Acquisition. Sales were particularly strong in the large and small engine markets utilizing diesel, gas, including natural gas, and other special fuel sources, which serve primarily construction, agricultural, and on-highway natural gas vehicles.

In addition, we continued to see growth in our industrial steam turbine market, as well as increased deliveries of wind turbine power converters. Although wind turbine converter sales increased in fiscal year 2011 as compared to fiscal year 2010, wind converter demand continues to be impacted by tight lender requirements for project financing and uncertainty regarding government stimulus programs due to a lack of clear policy direction in the U.S. and elsewhere.

Energy segment earnings increased by $19,858, or 21.1%, for fiscal year 2011 as compared to fiscal year 2010 due to the following:

Earnings at September 30, 2010	$	94,014
Sales volume changes		60,412
Selling price and mix		(7,089)
Investments in engineering and research and development		(13,906)
Changes in variable compensation		(11,415)
Increase in global expansion efforts		(3,625)
Increased costs to support sales growth		(3,222)
Freight and duty costs		(1,512)
Effects of changes in foreign currency rates		3,923
Other, net		(3,708)
Earnings at September 30, 2011	$	113,872

The increase in the Energy segment earnings for fiscal year 2011 as compared to the prior fiscal year was driven primarily by increased volume, offset partially by increases in research and development, variable compensation and unfavorable selling price and product mix.

Non-segment expenses

Non-segment expenses for fiscal year 2011 increased to $30,942, or 1.8% of net sales, compared to $22,434, or 1.5% of net sales, for fiscal year 2010. The increase in non-segment expenses for fiscal year 2011 is primarily due to increased variable compensation and costs associated with the acquisition of IDS.

2010 RESULTS OF OPERATIONS

2010 Sales Compared to 2009

Consolidated net external sales increased 1.9% from $1,430,125 in fiscal year 2009 to $1,457,030 in fiscal year 2010 primarily due to the inclusion of a full fiscal year of HRT sales in fiscal year 2010 compared to only six months of HRT sales in fiscal year 2009, partially offset by sales volume declines in all of our markets.

Details of the changes in consolidated net external sales are as follows:

Consolidated net external sales at September 30, 2009	$	1,430,125
HRT external sales from October 2009 to March 2010		117,329
F&P product line external sales from April 2009 to September 2009		(9,620)
Aerospace volume changes		(48,675)
Energy volume changes		(44,207)
Price changes and sales mix		6,894
Effects of changes in foreign currency		5,184
Consolidated net external sales at September 30, 2010	$	1,457,030

Fiscal year 2010 sales included $117,329 of HRT external net sales for the six months from October 2009 to March 2010 that were not present in fiscal year 2009. Fiscal year 2009 sales included $9,620 of F&P product line sales, which was acquired as part of the HRT acquisition in April 2009 and then sold in September 2009, that were not present in fiscal year 2010.

Sales for 2010 began stabilizing in the second half of the year and returned to sequential growth overall. Some volatility is anticipated going forward due to continued uncertainty and some continued softness in certain market segments. Fluctuations in customer order volumes for certain products, coupled with our vendors' reduction of their production capacities as global demand has fallen, and continued tight credit constraints impacting our suppliers have complicated our management of the overall global supply chain. Meeting customer demand on a timely basis, managing our inventory levels, and coordinating with vendors are key tactical initiatives as we manage our business during the emerging economic recovery.

Price changes and sales mix: Selling price increases across several products were in response to prevailing market conditions, partially offset by price decreases and changes in sales mix by customer.

Foreign currency exchange rates: Our worldwide sales activities are primarily denominated in U.S. dollars ("USD"), European Monetary Units (the "Euro"), Great Britain pounds ("GBP"), Japanese yen ("JPY") and Chinese Yuan ("CNY"). As the USD, Euro, GBP, and JPY fluctuate against each other and other currencies, we are exposed to gains or losses on sales transactions. If CNY, which the Chinese government has not allowed to fluctuate significantly against USD in 2009 or 2010, is allowed to fluctuate against USD in the future, we would be exposed to gains or losses on sales transactions denominated in CNY.

During fiscal year 2010, our net sales were positively impacted by approximately $5,184 due to changes in foreign currency exchange rates, compared to fiscal year 2009.

2010 Costs and Expenses Compared to 2009

Recent economic events have caused variable compensation expense, which is tied to relative financial performance, to vary significantly from fiscal year-to-year. Increases in variable compensation expense of $6,695 in fiscal year 2010 as compared to fiscal year 2009 impacted cost of goods sold, selling general and administrative, and research and development expenses.

Cost of goods sold decreased by $7,579 to $1,021,516 or 70.1% of net sales, in fiscal year 2010, from $1,029,095 or 72.0% of net sales in fiscal year 2009. Excluding the $15,400 charge for the step-up in basis of inventory related to the HRT and MPC acquisitions in fiscal year 2009, cost of goods sold increased by $7,821 during fiscal year 2010.

Correspondingly, gross margins, measured as net sales less cost of goods sold divided by net sales, were 29.9% for fiscal year 2010 compared to 28.0% for the fiscal year 2009. The increase in gross margins was largely a result from our focus on cost reductions and the impact of purchase accounting inventory step-up adjustments recorded in fiscal year 2009 of $12,500 related to HRT and $2,900 related to MPC. Excluding the $15,400 inventory step-up adjustments, gross margins in fiscal year 2009 were 29.1% compared to 29.9% in fiscal year 2010.

Selling, general and administrative ("SG&A") expenses increased by $7,198 or 5.6% to $135,880 for fiscal year 2010 from $128,682 for fiscal year 2009. Selling, general, and administrative expenses increased as a percent of sales to 9.3% in fiscal year 2010 from 9.0% in fiscal year 2009. The increase was primarily the result of additional expenses associated with the recently acquired HRT business and higher levels of variable compensation, partially offset by the impact of cost reduction efforts taken during fiscal year 2009.

Research and development costs increased by $4,024 or 5.1% to $82,560 for fiscal year 2010 from $78,536 for fiscal year 2009. The 5.1% increase was primarily due to increases in spending within our Aerospace segment due to the acquisition of HRT on April 3, 2009, which resulted in higher spending during fiscal year 2010. Research and development costs in fiscal year 2010 were also impacted by increased variable compensation compared to fiscal year 2009.

As a percentage of sales, research and development expenses increased to 5.7% in fiscal year 2010 from 5.5% in fiscal year 2009. Our research and development activities extend across almost all our customer base, and our level of spending is consistent with our strategy of continuing to invest in future platforms and technologies.

Amortization of intangible assets increased by $8,994 to $35,114 for fiscal year 2010 as compared to $26,120 for fiscal year 2009. The increase in amortization reflects the effect of $128,400 in purchased intangibles in connection with the HRT acquisition in April 2009. Amortization of intangible assets as a percent of sales was 2.4% for the fiscal year ending September 30, 2010, as compared to 1.8% for the fiscal year ended 2009.

Restructuring and other charges of $15,159 were recognized in fiscal year 2009. No restructuring costs were recognized in fiscal year 2010. The 2009 charges resulted from a number of initiatives we implemented to maintain our margins through cost reduction and efficiency improvements. The program savings were primarily related to indirect expenses, selling, general, and administrative expenses, material productivity and facility rationalization.

Interest expense decreased by $4,244 to $29,385 for the fiscal year 2010 as compared to $33,629 for fiscal year 2009. Interest expense as a percent of sales was 2.0% for the fiscal year ending September 30, 2010, as compared to 2.4% for the fiscal year ended 2009. Interest expense decreased for the fiscal year ending September 30, 2010 because of interest savings related to debt reductions.

Since the issuance of $400,000 of long-term debt in October 2008, which was used primarily to finance the acquisitions of MPC and MotoTron, and $220,000 of long-term debt issued in April 2009, which was used primarily to finance the acquisition of HRT, we have made unscheduled prepayments of $167,000 on our outstanding long-term debt. After the acquisition of HRT on April 3, 2009, we reduced our total debt, including short-term borrowings, by $291,017, from $756,859 as of September 30, 2009 to $465,842 as of September 30, 2010.

Income taxes were provided at an effective rate on earnings before income taxes of 28.2% in fiscal year 2010 compared to 22.9% in fiscal year 2009. For a reconciliation of our effective tax rate to the U.S. statutory tax rate see Note 17, *Income taxes*, to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data." The change in the effective tax rate (as a percentage of earnings before income taxes) was attributable to the following:

Effective tax rate at September 30, 2009	22.9	%
Retroactive extension of research credit recorded in fiscal 2009	1.7	
Research credit in fiscal 2010 as compared to fiscal 2009	2.6	
Adjustment of tax issues recorded in the period ended September 30, 2009	6.6	
Adjustment of tax issues recorded in the period ended September 30, 2010	(5.9)	
State income taxes, net of federal tax benefit	0.9	
Foreign tax rate differences	0.7	
Other changes, net	(1.3)	
Effective tax rate at September 30, 2010	28.2	%

The total amount of the gross liability for worldwide unrecognized tax benefits reported in other liabilities in the Consolidated Balance Sheet was $10,586 at September 30, 2010, and $19,783 at September 30, 2009. At September 30, 2010, the amount of unrecognized tax benefits that would impact Woodward's effective tax rate, if recognized, was $8,720. At this time, we estimate that it is reasonably possible that the liability for unrecognized tax benefits will decrease by as much as $1,304 in the next twelve months due primarily to the expiration of certain statutes of limitations. We recognize interest and penalties related to unrecognized tax benefits in tax expense. Woodward had accrued interest and penalties of $1,431 as of September 30, 2010 and $3,804 as of September 30, 2009.

Woodward's tax returns are audited by U.S., state, and foreign tax authorities, and these audits are at various stages of completion at any given time. Fiscal years remaining open to examination in significant foreign jurisdictions include 2003 and forward. Woodward has been subject to U.S. Federal income tax examinations for fiscal years through 2008; however, certain subsidiaries have open tax years back to 2007, which pre-dates the inclusion of these subsidiaries in the Woodward consolidated return filing group. Woodward is subject to U.S. state income tax examinations for fiscal years 2005 and forward.

The U.S. research tax credit expired as of December 31, 2009. The U.S. Congress is considering legislation to provide a one-year, retroactive extension; however, as of September 30, 2010, the expired tax credit has not been reinstated. Accounting guidance requires us to use the tax law in effect at the balance sheet date. Accordingly, the calculation of our

2010 income tax provision does not reflect any assumed benefit from the research tax credit for the year ended September 30, 2010. In the event the research tax credit is enacted in some form in future periods, we will account for that change in the tax law at that time.

The Patient Protection and Affordable Care Act, which was signed into law on March 23, 2010, had no impact on our income tax expense in 2010.

2010 Segment Results Compared to 2009

Aerospace

Aerospace segment net sales were $769,379 for fiscal year 2010 compared to $704,771 for fiscal year 2009. Fiscal year 2010 sales included $117,329 of HRT external net sales for the six months from October 2009 to March 2010 that were not present in fiscal year 2009. Fiscal year 2009 sales included $9,620 of F&P product line sales, which was acquired as part of the HRT acquisition in April 2009 and then sold in September 2009, that were not present in fiscal year 2010. Excluding the effect of these sales, Aerospace segment net sales declined $43,102.

From a broad market perspective, the fiscal year-over-year sales decline from 2009 to 2010 was driven by lower sales in the commercial aircraft markets, including aftermarket spares and repair services. The Aerospace segment experienced declines in each of the first three quarters of fiscal year 2010, compared to the same periods in fiscal year 2009. Sales in the defense markets were slightly higher in 2010 than in 2009.

While we believe our experience is largely consistent with underlying economic market trends, we also believe the fleet dynamics of commercial aircraft platforms on which we have content, such as the Airbus A320, the Boeing 777 and the Embraer and the Bombardier 70- to 90-seat Regional Jets, have allowed us to be somewhat less negatively impacted by the effects of the recent economic down-cycle than some of our competitors in the aftermarket segment. Commercial OEM aircraft deliveries of narrow-body and wide-body as well as military aircraft sales have remained relatively stable, although order patterns have fluctuated, such that our overall sales volume has remained less affected, despite larger fluctuations from quarter to quarter. Sales in the aerospace turbine markets were higher in the fourth quarter of fiscal year 2010 compared to both the third quarter of fiscal year 2010 and the fourth quarter of fiscal year 2009. In addition, increased air traffic use favorably affected our aftermarket sales levels. Business jet markets, primarily the large cabin and long-range markets for which our aircraft turbine products are well represented, continued to recover in fiscal year 2010, as evidenced by higher deliveries of product for business jet engines in the second half of fiscal year 2010 compared to the same period of fiscal year 2009. Aerospace net sales were also impacted by reduced demand on various military applications, particularly fixed wing and electro-optical targeting programs, which are markets in which we have a significant presence. Aftermarket sales experienced slight declines, primarily due to passenger and cargo carriers removing planes from service.

Aerospace segment earnings increased $7,621 or 7.3% for fiscal year 2010, as compared to fiscal year 2009 due to the following:

Earnings at September 30, 2009	$	104,550
Purchase accounting inventory basis step-up charge in 2009		12,500
HRT earnings from October 2009 to March 2010		14,397
F&P product line earnings from April 2009 to August 2009		(3,897)
Sales volume changes		(27,978)
Selling price and mix		7,680
Depreciation & intangible amortization		(4,342)
Investments in business development opportunities		(3,896)
Savings related to workforce management		21,205
Changes in variable compensation		(4,334)
Effects of changes in foreign currency		(192)
Other, net		(3,522)
Earnings at September 30, 2010	$	112,171

Aerospace segment earnings increased in fiscal year 2010 compared to fiscal year 2009, primarily as a result of more favorable sales mix, selling price changes, and workforce management savings, offset by decreases in sales volume and higher levels of variable compensation. Earnings as a percentage of sales decreased to 14.6% in the fiscal year ending September 30, 2010 compared to 14.8% for the same period of fiscal year 2009.

HRT was acquired on April 3, 2009. The F&P product line, which was acquired as part of the HRT acquisition was sold in September 2009. Therefore, HRT's results are included in Aerospace segment results for the six months ended September 30, 2009 and for the twelve months ending September 30, 2010. Likewise, the F&P business results from April to August of 2009 are only included in Aerospace segment earnings for the fiscal year ending September 30, 2009. The HRT acquisition contributed $14,397 to the Aerospace segment earnings for the fiscal year ending September 30, 2010. The F&P product line contributed $3,897 to the fiscal year ending September 30, 2009. Segment earnings for the fiscal year ending September 30, 2009 also included a $12,500 charge related to a purchase accounting step-up in basis of HRT inventory.

Fiscal year 2010 earnings were also impacted by significant sales volume declines, increased investments in business development opportunities, higher levels of variable compensation and higher levels of intangible amortization compared to fiscal year 2009. Because of the 2009 acquisitions of MPC and HRT, and the related adjustments made in purchase accounting to assign values to various intangible assets, the Aerospace segment absorbs more amortization expense than our Energy segment. Non-cash intangible amortization expense for the Aerospace segment was $29,810 for the fiscal year ending September 30, 2010 and $20,792 for the fiscal year ending September 30, 2009.

Energy

Energy segment net sales were $687,651 for fiscal year 2010, compared to $725,354 for fiscal year 2009. As a result of the recent economic down-cycle, we experienced declines in all of our energy markets except small gas and diesel engine applications that support the construction, agricultural, and alternative-fuel vehicle markets.

The continuing impact of the global recession has temporarily resulted in excess supplies of electricity in certain markets, which has contributed to reduced sales volumes of industrial gas and steam turbines as well as controls used in large engine applications that serve the power generation, marine and process markets. In addition, uncertainty caused by the delay in issuance of new emissions policies and standards in the U.S. continues to dampen customer demand for industrial turbines.

Wind turbine converter sales also decreased and were partially offset by increases in non-wind related power generation and distribution equipment compared to fiscal year 2009. Wind converter sales declined in the fiscal year ending September 30, 2010, as compared to the same period of fiscal year 2009 as demand continued to be impacted by tight lender requirements for project financing, and uncertainty regarding government stimulus programs due to a lack of clear policy direction in the U.S. and elsewhere. While sales were down for fiscal year 2010 as compared to fiscal year 2009, sales were higher in the fourth quarter of fiscal year 2010 compared to both the third quarter of fiscal year 2010 and the fourth quarter of fiscal year 2009.

Certain developing economies are in early stages of economic recovery, and as a result, are beginning to drive increased power demand in their regions. Increased global natural gas supply, combined with lower natural gas prices, supported an increasing demand for industrial gas turbines used in power generation and process applications. Increased power demand use also favorably affected our aftermarket sales levels.

During fiscal year 2010, segment net sales were positively impacted by approximately $5,200 due to changes in foreign currency exchange rates, compared to fiscal year 2009.

Energy segment earnings decreased $2,924 or 3.0% for fiscal year 2010 as compared to fiscal year 2009, due to the following:

Earnings at September 30, 2009	$	96,938
Sales volume changes		(20,038)
Selling price and mix		6,633
Savings related to workforce management		12,299
Costs associated with global expansion		(2,457)
Decreased infrastructure and overhead related expenses		2,481
Changes in variable compensation		(5,607)
Effects of changes in foreign currency		1,846
Other, net		1,919
Earnings at September 30, 2010	$	94,014

The decrease in earnings in the fiscal year ending September 30, 2010 compared to the same period of fiscal year 2009 was driven mainly by the decrease in sales volumes, which was primarily due to reduced market demand. Also contributing were increased variable compensation and costs associated with expanding our global footprint to better accommodate customer demands. These negative effects were partially offset by savings realized because of workforce management actions taken during fiscal year 2009 in response to declining sales and favorable selling price and sales mix.

Non-segment expenses

Non-segment expenses for fiscal year 2010 decreased to $22,434, or 1.5% of sales compared to $46,514 and 3.3% of sales for fiscal year 2009.

In fiscal year 2009, we recorded $16,605 in special charges associated with properly sizing our business for the economic environment related to the global recession. Without these special charges, non-segment expenses for the fiscal year ending September 30, 2009 were $29,909, or 2.1% of net sales.

Excluding the impact of the $16,605 in special charges, non-segment expenses declined in fiscal year 2010 compared to fiscal year 2009, resulting primarily from cost reduction efforts.

LIQUIDITY AND CAPITAL RESOURCES

We believe liquidity and cash generation are important to our strategy of self-funding our ongoing operating needs. Historically, we have been able to satisfy our working capital needs, including capital expenditures, product development and other liquidity requirements associated with our operations, with cash flow provided by operating activities. We expect that cash generated from our operating activities will be sufficient to fund our continuing operating needs.

Our aggregate cash and cash equivalents were $74,539 and $105,579 and our working capital was $536,936 and $456,577 at September 30, 2011 and September 30, 2010, respectively. Of the $74,539 of cash and cash equivalents held at September 30, 2011, $61,885 is held in foreign subsidiaries. We are not presently aware of any restrictions on the repatriation of these funds, although a portion is considered permanently invested in these foreign subsidiaries. If these funds were needed to fund our operations or satisfy obligations in the U.S., they could be repatriated and their repatriation into the U.S. may cause us to incur additional U.S. income taxes on foreign withholding taxes. Any additional taxes could be offset, in part or in whole, by foreign tax credits. The amount of such taxes and application of tax credits would be dependent on the income tax laws and other circumstances at the time these amounts are repatriated.

In the event we are unable to generate sufficient cash flows from operating activities, we have a revolving credit facility comprised of unsecured financing arrangements with a syndicate of U.S. banks totaling $225,000. Under the revolving credit facility, we have an option to increase our available borrowings by $125,000 to $350,000, subject to the lenders' participation. In addition, we have various foreign lines of credit, some of which are tied to net amounts on deposit at certain foreign financial institutions: these are generally reviewed annually for renewal. Historically, we have used borrowings under these foreign lines of credit to finance certain local operations on a periodic basis.

At September 30, 2011, we had no borrowings outstanding under our revolving credit facility or our foreign short-term lines of credit. The maximum daily balance during the period occurred in connection with the IDS Acquisition. Short-term borrowing activity during the fiscal year ending September 30, 2011 follows:

Maximum daily balance during the period	$	69,000
Average daily balance during the period		32,762
Weighted average interest rate on average daily balance		0.97%

At September 30, 2011, we had total outstanding debt of $425,249 with additional borrowing availability of $220,118 under our $225,000 revolving credit facility, net of outstanding letters of credit, and additional borrowing availability of $22,811 under various foreign credit facilities.

We were in compliance with all covenants under our revolving credit facility and long-term debt agreements during the fiscal year ending September 30, 2011.

In addition to utilizing our cash resources to fund the working capital needs of our business, we evaluate additional strategic uses of our funds, including the repurchase of our stock, payment of dividends, and consideration of strategic acquisitions and other potential uses of cash.

We believe we have adequate access to several sources of contractually committed borrowings and other available credit facilities. However, we could be adversely affected if the banks supplying our short-term borrowing requirements refuse to honor their contractual commitments, cease lending, or declare bankruptcy. While we believe the lending institutions participating in our credit arrangements are financially capable, recent events in the global credit markets, including the failure, takeover or rescue by various government entities of major financial institutions, have created uncertainty with respect to credit availability.

Our ability to service our long-term debt, to remain in compliance with the various restrictions and covenants contained in our debt agreements and to fund working capital, capital expenditures and product development efforts will depend on our ability to generate cash from operating activities which in turn is subject to, among other things, future operating performance as well as general economic, financial, competitive, legislative, regulatory, and other conditions, some of which may be beyond our control.

Cash Flows

	Year Ending September 30,		
	2011	2010	2009
Net cash provided by operating activities	$ 114,623	$ 184,572	$ 219,227
Net cash used in investing activities	(87,140)	(52,132)	(714,130)
Net cash used in financing activities	(55,979)	(128,985)	487,365
Effect of exchange rate changes on cash and cash equivalents	(2,544)	1,261	(1,432)
Net change in cash and cash equivalents	(31,040)	4,716	(8,970)
Cash and cash equivalents at beginning of period	105,579	100,863	109,833
Cash and cash equivalents at end of period	$ 74,539	$ 105,579	$ 100,863

2011 Cash Flows Compared to 2010

Net cash flows provided by operating activities for fiscal year 2011 was $114,623 compared to $184,572 in fiscal year 2010. The decrease operating cash flows during fiscal year 2011 is attributable to the utilization of working capital primarily associated with increased investment in inventory levels and accounts receivable. The increase in inventory is due to anticipated deliveries scheduled for coming quarters as well as the effect carrying higher levels of certain parts and raw materials as a result of some sourcing inefficiencies.

Net cash flows used in investing activities for fiscal year 2011 was $87,140 compared to $52,132 in fiscal year 2010. The increase of $35,008 compared to the same period of the last fiscal year is due primarily to the IDS Acquisition completed in the third quarter of fiscal 2011 utilizing net cash of $38,944. Cash paid for capital expenditures was $48,255 during fiscal year 2011, compared to $28,104 for fiscal year 2010. The increase in fiscal year 2011 investment in capital equipment reflects an increase of $15,254 related to the construction of a new aircraft turbine test facility in Rockford, IL. Cash flows used in investing activities for fiscal year 2010 included a $25,000 settlement with the DOJ associated with a liability assumed in the acquisition of MPC. The purchase price we paid in connection with the acquisition of MPC was reduced by a corresponding amount and the payment was recognized as cash used for business acquisition.

Net cash flows used in financing activities for fiscal year 2011 was $55,979 as compared to $128,985 in net cash flows used for fiscal year 2010. During fiscal year 2011, we had net reduction in short-term borrowings of $18,171, repaid $18,430 in scheduled long-term debt reductions, and paid stockholder dividends of $18,581. In addition, during this same period, we utilized $6,837 to repurchase 208 shares of our common stock in the open market.

During fiscal year 2010, we repaid $128,420 of outstanding long-term debt, including unscheduled prepayments of $98,000, paid stockholder dividends of $17,085, and purchased the remaining 26% non-controlling interest in Woodward Governor India Limited, a Woodward consolidated subsidiary ("Woodward India"), for $8,120. As a result of this transaction, Woodward owns 100% of Woodward India. In addition, during the fiscal year 2010, we utilized $4,513 to repurchase 163 shares of our common stock in the open market.

2010 Cash Flows Compared to 2009

Net cash flows provided by operating activities decreased by $34,655 compared to the fiscal year ending September 30, 2009. The decrease was driven mainly by higher accounts receivable at the end of fiscal year 2010 caused by higher sales levels in the fourth fiscal quarter of fiscal year 2010 compared to the same period in fiscal year 2009.

Also, during fiscal year 2010, we made a $10,000 elective contribution to our postretirement pension plans, consistent with our history of maintaining funding levels for our employee pension plans significantly above regulatory required levels.

Net cash flows used in investing activities decreased by $661,998 compared to the fiscal year ending September 30, 2009. During fiscal year 2009, we completed two acquisitions which used $749,820 of cash. Also, in fiscal year 2009 we received proceeds of $48,000 related to the sale of the F&P product line.

During the year ending September 30, 2010 we paid $25,000 to the DOJ to settle a liability assumed in the MPC acquisition. The purchase price we paid in connection with the acquisition of MPC was reduced by $25,000 at the time of the acquisition to account for this contingent liability, and therefore the $25,000 payment is classified as cash used for business acquisitions.

Cash paid for capital expenditures was $28,104 during the fiscal year ending September 30, 2010, compared to $28,947 during the same period fiscal year 2009.

Net cash flows used in financing activities increased by $616,350, to a use of $128,985 in fiscal year 2010 compared to proceeds of $487,365 in fiscal year 2009. During fiscal year 2009, we issued $620,000 of long-term debt, which was used primarily to finance business acquisitions. During the fiscal year ending September 30, 2010, we repaid $128,420 of outstanding current and long-term debt, including unscheduled debt prepayments of $98,000. As a result of the decreases in outstanding current and long-term debt during the fiscal year ending September 30, 2010, our debt to total capitalization ratio, defined as total debt divided by total debt plus total equity, decreased to 36.7% as of September 30, 2010 compared to 44.6% as of September 30, 2009.

Also during the fiscal year ending September 30, 2010, we used $4,513 to repurchase 163 shares of our common stock on the open market at an average price of $27.71 per share as part of our previously announced stock repurchase plans. No shares of stock were repurchased during fiscal year 2009.

In April 2010, Woodward purchased the remaining 26% non-controlling interest in Woodward India for $8,120. As a result of this transaction, Woodward now owns 100% of Woodward India.

Off-Balance Sheet Arrangements and Contractual Obligations

Contractual Obligations

A summary of our consolidated contractual obligations and commitments as of September 30, 2011 is as follows:

	Year Ending September 30,					
	2012	2013	2014	2015	2016	Thereafter
	(in thousands)					
Long-term debt principal	$ 18,371	$ 7,500	$ 149,375	$ -	$ 107,000	$ 143,000
Interest on debt obligations	24,485	23,950	17,347	17,345	12,196	21,668
Operating leases	7,219	5,583	4,706	3,620	2,814	7,508
Purchase obligations	242,735	9,383	376	5	-	-
Other	1,343	30	30	30	-	16,931
Total	$ 294,153	$ 46,446	$ 171,834	$ 21,000	$ 122,010	$ 189,107

Purchase obligations include amounts committed under legally enforceable contracts or purchase orders for goods and services with defined terms as to price, quantity, delivery, and termination liability.

Interest obligations on floating rate debt instruments are calculated for future periods using interest rates in effect as of September 30, 2011. See Note 13, *Long-term debt*, to the Consolidated Financial Statements in "Item 8 – Financial Statements and Supplementary Data" for further details on our long-term debt.

The $16,931 included in other obligations in the Thereafter category represents our best reasonable estimate for uncertain tax positions at this time and may change in future periods, as the timing of the payments and whether such payments will actually be required cannot be reasonably estimated.

The above table does not reflect the following items:

- Contributions to our retirement pension benefit plans which we estimate will total approximately $3,960 in 2012. As of September 30, 2011 our pension plans were underfunded by $25,349 based on projected benefit obligations. Statutory pension contributions in future fiscal years will vary as a result of a number of factors, including actual plan asset returns and interest rates.

- Contributions to our other postretirement benefit plans which we estimate will total $4,493 in 2012. Other postretirement contributions are made on a "pay-as-you-go" basis as payments are made to healthcare providers, and such contributions will vary as a result of changes in the future cost of postretirement healthcare benefits provided for covered retirees. As of September 30, 2011, our other postretirement benefit plans were underfunded by $32,923 based on projected benefit obligations.
- Business commitments made to certain customers to perform under long-term product development projects, some of which may result in near-term financial losses. Such losses, if any, are recognized when they become likely to occur.

Guarantees and letters of credit totaling approximately $7,612 were outstanding as of September 30, 2011, some of which were secured by cash and cash equivalents at financial institutions or by Woodward line of credit facilities.

In the event of a change in control of Woodward, as defined in change-in-control agreements with our current corporate officers, we may be required to pay termination benefits to such officers.

In connection with the sale of the F&P product line during fiscal year 2009, we assigned to a subsidiary of the purchaser our rights and responsibilities related to certain contracts with the U.S. Government. We provided to the U.S. Government a customary guarantee of the obligations of the purchaser's subsidiary under the contracts. The purchaser has agreed to indemnify us for any liability incurred with respect to the guarantee.

New Accounting Standards

From time to time, the Financial Accounting Standards Board ("FASB") or other standards setting bodies issue new accounting pronouncements. Updates to the FASB Accounting Standards Codification ("ASC") are communicated through issuance of an Accounting Standards Update ("ASU"). Unless otherwise discussed, we believe that the impact of recently issued guidance, whether adopted or to be adopted in the future, is not expected to have a material impact on our Consolidated Financial Statements upon adoption.

To understand the impact of recently issued guidance, whether adopted or to be adopted, please review the information provided in our Note 2, *New accounting standards*, in the notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, we have exposures to interest rate risk from our long-term and short-term debt, and our postretirement benefit plans, and foreign currency exchange rate risk related to our foreign operations and foreign currency transactions.

Interest Rate Risk

Derivative instruments utilized by us are viewed as risk management tools, involve little complexity, and are not used for trading or speculative purposes. To manage interest rate risk related to the $400,000 of long-term debt issued in October 2008, we used a treasury lock which locked in interest rates on the then future debt. The treasury lock agreement was designated as a cash flow hedge against interest rate risk on a portion of the debt issued in October 2008. Similarly, we used a LIBOR lock agreement with a notional amount of $50,000 which hedged the risk of variability in cash flows over a seven-year period related to future interest payments of a portion of the anticipated long-term debt issued in April of 2009 in connection with the acquisition of HRT.

A portion of our long and short-term debt is sensitive to changes in interest rates. As of September 30, 2011, our term loan of $64,375 and advances on our revolving credit facility of $0 include interest rates that fluctuate with market rates. A hypothetical 1% increase in the assumed effective interest rates that apply to the variable rate loan outstanding on September 30, 2011 and the average borrowings on our revolving credit facility in fiscal year 2011 would cause our annual interest expense to increase approximately $924. A hypothetical 0.23% decrease in interest rates that apply to our variable loan outstanding on September 30, 2011 and the average borrowings on our revolving credit facility, which would effectively reduce the variable component of the applicable interest rates to 0%, would decrease our annual interest expense by approximately $217.

The discount rate and future return on plan asset assumptions used to calculate the funding status of our retirement benefit plans are also sensitive to changes in interest rates. The discount rate assumption used to value the defined benefit pension plans as of September 30, 2011 was 5.6% in the U.S., 5.1% in the United Kingdom, 1.5% in Japan and 2.5% in Switzerland. The discount rate assumption used to value the other postretirement benefit plans was 5.5%.

The following information illustrates the sensitivity of the net periodic benefit cost and the projected accumulated benefit obligation to a change in the discount rate assumed. Amounts relating to foreign plans are translated at the spot rate on

September 30, 2011. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in assumptions are not necessarily linear due to factors such as the 10% corridor applied to the larger of the postretirement benefit obligation or the fair market value of plan assets when determining amortization of actuarial net gains or losses.

		Increase/(Decrease) In		
Assumption	Change	2012 Net Periodic Benefit Cost	2012 Projected Service and Interest Costs	Post Retirement Benefit Obligation as of Sept. 30, 2011
Defined benefit pension benefits:				
Change in discount rate	1% increase	$ (1,327)	$ (443)	$ (21,575)
	1% decrease	2,358	403	26,480
Other postretirement benefits:				
Change in discount rate	1% increase	(116)	140	(2,584)
	1% decrease	(10)	(172)	2,998

Foreign Currency Exchange Rate Risk

We are impacted by changes in foreign currency exchange rates through sales and purchasing transactions when we sell product in currencies different from the currency in which product and manufacturing costs were incurred. The functional currencies of our worldwide facilities primarily include the USD, the Euro, and the GBP. Our purchasing and sales activities are primarily denominated in the USD, the Euro, and the GBP. We may be impacted by changes in the relative buying power of our customers, which may impact sales volumes either positively or negatively. As these currencies fluctuate against each other, and other currencies, we are exposed to foreign currency exchange rate risk on sales, purchasing transactions, and labor.

From time to time, we will enter into a foreign currency exchange rate contract to hedge against changes in foreign currency exchange rates on liabilities expected to be settled at a future date. Market risk arises from the potential adverse effects on the value of derivative instruments that result from a change in foreign currency exchange rates. We minimize this market risk by establishing and monitoring parameters that limit the types of, and degree to which we enter into, derivative instruments. We enter into derivative instruments for risk management purposes only. We do not enter into or issue derivatives for trading or speculative purposes.

Our reported financial results of operations, including the reported value of our assets and liabilities, are also impacted by changes in foreign currency exchange rates. The assets and liabilities of substantially all of our subsidiaries outside the U.S. are translated at period end rates of exchange for each reporting period. Earnings and cash flow statements are translated at weighted-average rates of exchange. Although these translation changes have no immediate cash impact, the translation changes may impact future borrowing capacity, debt covenants, and overall value of our net assets.

Currency exchange rates vary daily and often one currency strengthens against the USD while another currency weakens. Because of the complex interrelationship of the worldwide supply chains and distribution channels, it is difficult to quantify the impact of a particular change in exchange rates. We estimate that a 10% decrease in the purchasing power of the USD against all other currencies for one full fiscal year would increase both net sales and pretax earnings by approximately 3%. We estimate that a 10% increase in the purchasing power of the USD against all other currencies for one full fiscal year would decrease sales by approximately 3% and decrease pre-tax earnings by approximately 11%.

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Woodward, Inc.
Fort Collins, Colorado

We have audited the accompanying consolidated balance sheets of Woodward, Inc. and subsidiaries (the "Company") as of September 30, 2011 and 2010, and the related consolidated statements of earnings, comprehensive earnings, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2011. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Woodward, Inc. and subsidiaries as of September 30, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for the non-controlling interest in a subsidiary on October 1, 2009 in accordance with Financial Accounting Standard Board codification standard ASC 810, Consolidation.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 16, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
November 16, 2011

WOODWARD, INC.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except per share amounts)

	Year Ending September 30,		
	2011	2010	2009
Net sales	$ 1,711,702	$ 1,457,030	$ 1,430,125
Costs and expenses:			
Cost of goods sold	1,198,153	1,021,516	1,029,095
Selling, general and administrative expenses	148,903	135,880	128,682
Research and development costs	115,633	82,560	78,536
Amortization of intangible assets	34,993	35,114	26,120
Restructuring and other charges	-	-	15,159
Interest expense	25,399	29,385	33,629
Interest income	(534)	(509)	(1,131)
Other (income) expense, net	1,588	(1,791)	(2,441)
Total costs and expenses	1,524,135	1,302,155	1,307,649
Earnings before income taxes	187,567	154,875	122,476
Income tax expense	55,332	43,713	28,060
Net earnings	**132,235**	**111,162**	**94,416**
Earnings attributable to noncontrolling interests, net of taxes	**-**	**(318)**	**(64)**
Net earnings attributable to Woodward	**$ 132,235**	**$ 110,844**	**$ 94,352**
Earnings per share (Note 3):			
Basic earnings per share attributable to Woodward	$ 1.92	$ 1.62	$ 1.39
Diluted earnings per share attributable to Woodward	$ 1.89	$ 1.59	$ 1.37
Weighted Average Common Shares Outstanding (Note 3):			
Basic	68,797	68,472	67,891
Diluted	70,140	69,864	69,103
Cash dividends per share paid to Woodward common stockholders	$ 0.27	$ 0.24	$ 0.24

See accompanying Notes to Consolidated Financial Statements.

WOODWARD, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS
(in thousands, except per share amounts)

	Year Ending September 30,		
	2011	2010	2009
Comprehensive earnings attributable to Woodward:			
Net earnings attributable to Woodward	$ 132,235	$ 110,844	$ 94,352
Other comprehensive earnings:			
Foreign currency translation adjustments	(2,653)	(8,718)	6,098
Tax changes on foreign currency translation adjustments	1,604	2,406	(343)
	(1,049)	(6,312)	5,755
Reclassification of realized losses on derivatives to earnings	229	282	237
Realized loss on cash flow hedge	-	-	(1,308)
Tax changes on derivative transactions	(86)	(108)	407
	143	174	(664)
Minimum retirement benefit liability adjustments:			
Prior service (cost) benefit arising during the period	-	(3,963)	1,427
Net (loss) gain arising during the period	(3,088)	7,873	(25,311)
Loss due to settlement arising during the period	-	345	246
Amortizaiton of:			
Prior service benefit	(805)	(1,517)	(3,499)
Net loss	1,339	1,525	574
Transition obligation asset	-	86	84
Foreign currency exchange rate changes	(376)	60	(311)
Tax changes on minimum retirement benefit liability adjustments	1,120	(2,058)	11,343
	(1,810)	2,351	(15,447)
Comprehensive earnings attributable to Woodward	129,519	107,057	83,996
Comprehensive earnings attributable to noncontrolling interest:			
Net earnings attributable to noncontrolling interests	-	318	64
Foreign currency translation adjustments	-	163	(87)
Tax changes on foreign currency translation adjustments	-	(58)	32
Comprehensive earnings attributable to noncontrolling interests	-	423	9
Total comprehensive earnings	$ 129,519	$ 107,480	$ 84,005

See accompanying Notes to Consolidated Financial Statements.

WOODWARD, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share amounts)

	At September 30, 2011	At September 30, 2010
ASSETS		
Current assets:		
Cash and cash equivalents	$ 74,539	$ 105,579
Accounts receivable, less allowance for losses of $2,322 and $2,228, respectively	297,614	248,513
Inventories	381,555	295,034
Income taxes receivable	2,456	18,170
Deferred income tax assets	38,270	33,689
Other current assets	23,359	18,157
Total current assets	817,793	719,142
Property, plant and equipment, net	206,725	193,524
Goodwill	462,282	438,594
Intangible assets, net	268,897	292,149
Deferred income tax assets	10,466	8,623
Other assets	15,271	11,201
Total assets	$ 1,781,434	$ 1,663,233
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings	$ -	$ 22,099
Current portion of long-term debt	18,374	18,493
Accounts payable	123,453	107,468
Income taxes payable	5,440	5,453
Deferred income tax liability	74	-
Accrued liabilities	133,516	109,052
Total current liabilities	280,857	262,565
Long-term debt, less current portion	406,875	425,250
Deferred income tax liabilities	85,911	88,249
Other liabilities	88,694	83,975
Total liabilities	862,337	860,039
Commitments and contingencies (Note 20)		
Stockholders' equity:		
Preferred stock, par value $0.003 per share, 10,000 shares authorized, no shares issued	-	-
Common stock, par value $0.001455 per share, 150,000 shares authorized, 72,960 shares issued	106	106
Additional paid-in capital	81,453	73,915
Accumulated other comprehensive earnings	3,626	6,342
Deferred compensation	4,581	4,888
Retained earnings	949,573	835,919
	1,039,339	921,170
Treasury stock at cost, 4,070 shares and 4,223 shares, respectively	(115,661)	(113,088)
Treasury stock held for deferred compensation, at cost, 315 shares and 356 shares, respectively	(4,581)	(4,888)
Total stockholders' equity	919,097	803,194
Total liabilities and stockholders' equity	$ 1,781,434	$ 1,663,233

See accompanying Notes to Consolidated Financial Statements.

WOODWARD, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ending September 30,		
	2011	2010	2009
Cash flows from operating activities:			
Net earnings	$ 132,235	$ 111,162	$ 94,416
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	75,393	75,616	63,948
Net loss (gain) on sales of assets	644	(131)	(188)
Stock-based compensation	6,590	6,686	5,499
Excess tax benefits from stock-based compensation	(3,558)	(5,115)	(2,695)
Deferred income taxes	(10,321)	16,358	17,233
Loss on derivatives reclassified from accumulated comprehensive earnings into earnings	229	282	237
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	(49,393)	(40,688)	37,760
Inventories	(76,643)	5,896	52,586
Accounts payable and accrued liabilities	27,679	34,426	(44,834)
Current income taxes	19,064	998	(4,034)
Retirement benefit obligations	(8,322)	(13,672)	(3,343)
Other	1,026	(7,246)	2,642
Net cash provided by operating activities	114,623	184,572	219,227
Cash flows from investing activities:			
Payments for purchase of property, plant, and equipment	(48,255)	(28,104)	(28,947)
Proceeds from sale of assets	59	312	16,637
Business acquisition, net of cash and marketable securities acquired	(38,698)	(25,000)	(749,820)
Business acquisition, marketable securities acquired	(8,463)	-	-
Proceeds from sale of marketable securities	8,217	-	-
Proceeds from disposal of Fuel & Pneumatics product line	-	660	48,000
Net cash used in investing activities	(87,140)	(52,132)	(714,130)
Cash flows from financing activities:			
Cash dividends paid	(18,581)	(17,085)	(16,864)
Proceeds from sales of treasury stock	2,482	1,999	4,631
Payments for repurchases of common stock	(6,837)	(4,513)	(866)
Excess tax benefits from stock compensation	3,558	5,115	2,695
Purchase of noncontrolling interest	-	(8,120)	-
Net proceeds from issuance of debt	-	-	620,000
Borrowings on revolving lines of credit and short-term borrowings	164,557	106,019	145,702
Payments on revolving lines of credit and short-term borrowings	(182,728)	(83,980)	(149,731)
Payments of long-term debt	(18,430)	(128,420)	(92,392)
Payments of long-term debt assumed in MPC acquisition	-	-	(18,610)
Payments for cash flow hedge	-	-	(1,308)
Debt financing costs	-	-	(5,892)
Net cash (used in) provided by financing activities	(55,979)	(128,985)	487,365
Effect of exchange rate changes on cash and cash equivalents	(2,544)	1,261	(1,432)
Net change in cash and cash equivalents	(31,040)	4,716	(8,970)
Cash and cash equivalents at beginning of period	105,579	100,863	109,833
Cash and cash equivalents at end of period	$ 74,539	$ 105,579	$ 100,863

See accompanying Notes to Consolidated Financial Statements.

WOODWARD, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in thousands, except per share amounts)

	Number of shares				Stockholders' equity											
							Accumulated other comprehensive earnings									
	Preferred stock	Common stock	Treasury stock	Treasury stock held for deferred compensation	Common stock	Additional paid-in capital	Foreign currency translation adjustments	Unrealized derivative losses	Minimum retirement benefit liability adjustments	Total accumulated other comprehensive earnings	Deferred compensaton	Retained earnings	Treasury stock at cost	Treasury stock held for deferred compensation	Noncontrolling interest in consolidated subsidiary	Total stockholders' equity
Balances as of October 1, 2008	-	72,960	(5,261)	(404)	$ 106	$ 68,520	$ 23,709	$ (137)	$ (3,087)	$ 20,485	$ 5,283	$ 663,442	$ (122,759)	$ (5,283)	$ 2,622	$ 632,416
Net earnings	-	-	-	-	-	-	-	-	-	-	-	94,352	-	-	64	94,416
Cash dividends paid	-	-	-	-	-	-	-	-	-	-	-	(16,289)	-	-	(575)	(16,864)
Purchases of treasury stock	-	-	(42)	-	-	-	-	-	-	-	-	-	(866)	-	-	(866)
Sale of treasury stock	-	-	647	-	-	(3,821)	-	-	-	-	-	-	7,778	-	-	3,957
Tax benefit attributable to exercise of stock options	-	-	-	-	-	2,695	-	-	-	-	-	-	-	-	-	2,695
Stock-based compensation	-	-	-	-	-	5,499	-	-	-	-	-	-	-	-	-	5,499
Purchase of stock by deferred compensation plan	-	-	35	(38)	-	304	-	-	-	-	96	-	369	(96)	-	673
Distribution of stock from deferred compensation plan	-	-	-	53	-	-	-	-	-	-	(475)	-	-	475	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	6,098	-	-	6,098	-	-	-	-	(87)	6,011
Reclassification of unrecognized derivative losses to earnings	-	-	-	-	-	-	-	237	-	237	-	-	-	-	-	237
Realized loss on cash flow hedge	-	-	-	-	-	-	-	(1,308)	-	(1,308)	-	-	-	-	-	(1,308)
Minimum retirement benefits liability adjustments	-	-	-	-	-	-	-	-	(26,790)	(26,790)	-	-	-	-	-	(26,790)
Taxes on changes in accumulated other comprehensive earnings	-	-	-	-	-	-	(343)	407	11,343	11,407	-	-	-	-	32	11,439
Balances as of September 30, 2009	-	72,960	(4,621)	(389)	106	73,197	29,464	(801)	(18,534)	10,129	4,904	741,505	(115,478)	(4,904)	2,056	711,515
Net earnings	-	-	-	-	-	-	-	-	-	-	-	110,844	-	-	318	111,162
Cash dividends paid	-	-	-	-	-	-	-	-	-	-	-	(16,430)	-	-	(655)	(17,085)
Purchases of treasury stock	-	-	(307)	-	-	-	-	-	-	-	-	-	(8,703)	-	-	(8,703)
Sale of treasury stock	-	-	702	-	-	(4,929)	-	-	-	-	-	-	11,049	-	-	6,120
Purchase of noncontrolling interest	-	-	-	-	-	(6,180)	(116)	-	-	(116)	-	-	-	-	(1,824)	(8,120)
Tax benefit attributable to exercise of stock options	-	-	-	-	-	5,115	-	-	-	-	-	-	-	-	-	5,115
Stock-based compensation	-	-	-	-	-	6,686	-	-	-	-	-	-	-	-	-	6,686
Purchase of stock by deferred compensation plan	-	-	3	(3)	-	26	-	-	-	-	169	-	44	(169)	-	70
Distribution of stock from deferred compensation plan	-	-	-	36	-	-	-	-	-	-	(185)	-	-	185	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(8,602)	-	-	(8,602)	-	-	-	-	163	(8,439)
Reclassification of unrecognized derivative losses to earnings	-	-	-	-	-	-	-	282	-	282	-	-	-	-	-	282
Minimum retirement benefits liability adjustments	-	-	-	-	-	-	-	-	4,409	4,409	-	-	-	-	-	4,409
Taxes on changes in accumulated other comprehensive earnings	-	-	-	-	-	-	2,406	(108)	(2,058)	240	-	-	-	-	(58)	182
Balances as of September 30, 2010	-	72,960	(4,223)	(356)	106	73,915	23,152	(627)	(16,183)	6,342	4,888	835,919	(113,088)	(4,888)	-	803,194
Net earnings	-	-	-	-	-	-	-	-	-	-	-	132,235	-	-	-	132,235
Cash dividends paid	-	-	-	-	-	-	-	-	-	-	-	(18,581)	-	-	-	(18,581)
Purchases of treasury stock	-	-	(301)	-	-	-	-	-	-	-	-	-	(9,700)	-	-	(9,700)
Sale of treasury stock	-	-	452	-	-	(2,643)	-	-	-	-	-	-	7,127	-	-	4,484
Tax benefit attributable to exercise of stock options	-	-	-	-	-	3,558	-	-	-	-	-	-	-	-	-	3,558
Stock-based compensation	-	-	-	-	-	6,590	-	-	-	-	-	-	-	-	-	6,590
Purchase of stock by deferred compensation plan	-	-	2	(5)	-	33	-	-	-	-	149	-	-	(149)	-	33
Distribution of stock from deferred compensation plan	-	-	-	46	-	-	-	-	-	-	(456)	-	-	456	-	-
Foreign currency translation adjustments	-	-	-	-	-	-	(2,653)	-	-	(2,653)	-	-	-	-	-	(2,653)
Reclassification of unrecognized derivative losses to earnings	-	-	-	-	-	-	-	229	-	229	-	-	-	-	-	229
Minimum retirement benefits liability adjustments	-	-	-	-	-	-	-	-	(2,930)	(2,930)	-	-	-	-	-	(2,930)
Taxes on changes in accumulated other comprehensive earnings	-	-	-	-	-	-	1,604	(86)	1,120	2,638	-	-	-	-	-	2,638
Balances as of September 30, 2011	-	72,960	(4,070)	(315)	$ 106	$ 81,453	$ 22,103	$ (484)	$ (17,993)	$ 3,626	$ 4,581	$ 949,573	$ (115,661)	$ (4,581)	$ -	$ 919,097

See accompanying Notes to Consolidated Financial Statements.

Note 1. Operations and summary of significant accounting policies

Basis of presentation

The Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Woodward, Inc. and its subsidiaries (collectively "Woodward" or "the Company"). Dollar amounts contained in these Consolidated Financial Statements are in thousands, except per share amounts.

Nature of operations

Woodward is an independent designer, manufacturer, and service provider of energy control and optimization solutions. Woodward designs, produces and services reliable, efficient, low-emission, and high-performance energy control products for diverse applications in challenging environments. Woodward has significant production and assembly facilities in the United States, Europe and Asia, and promotes its products and services through its worldwide locations.

Woodward's strategic focus is providing energy control solutions for the aerospace and energy markets. The precise and efficient control of energy, including fluid and electrical energy, combustion, and motion, is a growing requirement in the markets it serves. Woodward's customers look to it to optimize the efficiency, emissions and operation of power equipment in both commercial and military operations. Woodward's core technologies leverage well across its markets and customer applications, enabling it to develop and integrate cost-effective and state-of-the-art fuel, combustion, fluid, actuation and electronic systems. Woodward focuses primarily on original equipment manufacturers ("OEMs") and equipment packagers, partnering with them to bring superior component and system solutions to their demanding applications. Woodward also provides aftermarket repair, replacement and other service support for its installed products.

Woodward's components and integrated systems optimize performance of commercial aircraft, military aircraft, ground vehicles and other equipment, gas and steam turbines, wind turbines, including converters and power grid related equipment, industrial diesel, gas and alternative fuel reciprocating engines, and electrical power systems. Woodward's innovative fluid energy, combustion control, electrical energy, and motion control systems help its customers offer more cost-effective, cleaner, and more reliable equipment. Woodward's customers include leading OEMs and the end users of their products.

Woodward serves two significant markets — the aerospace market and the energy market. In order to better serve these markets, Woodward completed a realignment of its reportable segments in September 2011 and now reports its financial results through two reportable segments - Aerospace and Energy. The Aerospace segment combines the aircraft propulsion portion of the former Turbine Systems business group, now referred to as the Aircraft Turbine Systems business group, with the Airframe Systems business group. The Energy segment combines the industrial turbine portion of the former Turbine Systems business group, now referred to as the Industrial Turbomachinery Systems business group, with the Engine Systems and Electrical Power Systems business groups.

Woodward uses reportable segment information internally to manage its business, including the assessment of business segment performance and making decisions on the allocation of resources between segments.

Prior period information has been revised to be consistent with the Company's current reportable segment structure, which is based upon how it managed its business as of September 30, 2011.

Summary of significant accounting policies

Principles of consolidation: These Consolidated Financial Statements are prepared in accordance with U.S. GAAP and include the accounts of Woodward and its wholly and majority-owned subsidiaries. Transactions within and between these companies are eliminated.

Use of estimates: The preparation of the Consolidated Financial Statements requires management to make use of estimates and assumptions that affect the reported amount of assets and liabilities, at the date of the financial statements and the reported revenues and expenses recognized during the reporting period, and certain financial statement disclosures. Significant estimates include allowances for doubtful accounts, net realizable value of inventories, percent complete on long-term contracts, cost of sales incentives, useful lives of property and identifiable intangible assets, the evaluation of impairments of property, identifiable intangible assets and goodwill, the provision for income tax and related valuation reserves, the valuation of assets and liabilities acquired in business combinations, assumptions used in the determination of the funded status and annual expense of pension and postretirement employee benefit plans, the valuation of stock compensation instruments granted to employees, and contingencies. Actual results could vary materially from Woodward's estimates.

Foreign currency exchange rates: The assets and liabilities of substantially all subsidiaries outside the U.S. are translated at fiscal year-end rates of exchange, and earnings and cash flow statements are translated at weighted-average rates of exchange. Translation adjustments are accumulated with other comprehensive earnings as a separate component of stockholders' equity and are presented net of tax effects in the Consolidated Statements of Stockholders' Equity. The effects of changes in foreign currency exchange rates on loans between consolidated subsidiaries, that are considered permanent in nature, are also accumulated with other comprehensive earnings, net of tax.

The Company is exposed to market risks related to fluctuations in foreign currency exchange rates because some sales transactions, and certain of the assets and liabilities of its domestic and foreign subsidiaries, are denominated in foreign currencies. Selling, general, and administrative expenses include net foreign currency transaction gains of $575 in 2011, $425 in 2010, and $251 in 2009.

Revenue recognition: Woodward recognizes revenue upon shipment or delivery of tangible products for sale. Delivery is upon completion of manufacturing, customer acceptance, and the transfer of the risks and rewards of ownership. In countries whose laws provide for retention of some form of title by sellers, enabling recovery of goods in the event of customer default on payment, product delivery is considered to have occurred when the customer has assumed the risks and rewards of ownership of the products.

Occasionally, Woodward transfers title of product to customers, but retains substantive performance obligations such as completion of product testing, customer acceptance or in some instances regulatory acceptance. Revenue is deferred until the performance obligations are satisfied.

Woodward provides certain development services to customers under fully funded, partially funded and unfunded long and short-term development contracts. Revenue for such contracts is recognized using the percentage-of-completion, milestone or completed contract methods. Funded development contracts may be fixed price or cost-reimbursable contracts. Anticipated losses on fully funded contracts, if any, are recognized in the period in which the losses become probable and estimable.

Certain Woodward products include incidental software or firmware essential to the performance of the product as designed which are treated as units of accounting associated with the related tangible product with which the software is included. Woodward does not sell software on a standalone basis, although software upgrades, if any, are generally paid for by the customer.

Customer payments: Woodward occasionally agrees to make payments to certain customers in order to participate in anticipated sales activity. Payments made to customers are accounted for as a reduction of revenue unless they are made in exchange for identifiable goods or services with fair values that can be reasonably estimated. Reductions in revenue associated with these customer payments are recognized immediately to the extent that the payments cannot be attributed to anticipated future sales, and are recognized in future periods to the extent that the payments relate to anticipated future sales. Such determinations are based on the facts and circumstances underlying each payment.

Stock-based compensation: Compensation cost relating to stock-based payment awards made to employees and directors is recognized in the financial statements using a fair value method. Non-qualified stock option awards and restricted stock awards are issued under Woodward's stock-based compensation plans. Woodward measures for the cost of such awards, measured at the grant date, based on the estimated fair value of the award.

Forfeitures are estimated at the time of each grant in order to estimate the portion of the award that will ultimately vest. The estimate is based on Woodward's historical rates of forfeitures and is updated periodically. The portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods, which is generally the vesting period of the awards.

Research and development costs: Expenditures related to new product development activities in excess of fully and partially funded development contract amounts, if applicable, are expensed when incurred and are separately reported in the Consolidated Statements of Earnings.

Restructuring and other charges: Restructuring charges related to workforce management were recognized as expense in March 2009. Non-cash charges for impairment of a vacated facility were recognized as expense in fiscal year 2009. Restructuring charges related to 2009 business acquisitions, including items such as costs associated with integrating similar operations, workforce management, vacating certain facilities, and the cancellation of certain contracts, were recognized as a liability as of the acquisition date. Adjustments to the initial estimate determined within the allocation period, which is generally not more than one year, are treated as an adjustment to the liabilities recorded in the acquisitions. Adjustments to the initial estimate determined after the allocation period are included in the determination of net earnings in the period in which the adjustment is identified.

Under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, Business Combinations, the acquirer in a business combination can generally only recognize liabilities for plans to exit an activity, involuntarily terminate employees, or relocate employees of an acquiree, if the acquiree, as of the acquisition date, has a current plan in place and certain criteria are satisfied. This differs from the accounting requirements under FASB Statement 141, "Business Combinations" in which the acquirer could recognize liabilities as of the acquisition date for plans to exit an activity, involuntarily terminate employees, or relocate employees of an acquiree, if the criteria were met in Emerging Issues Task Force ("EITF") Issue No. 95-3, "Recognition of Liabilities in Connection With a Purchase Business Combination."

A summary of the activity in accrued restructuring charges during the fiscal years ending September 30, 2011 and 2010 can be found at Note 14, *Accrued Liabilities*.

Income taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of Woodward's assets, liabilities, and certain unrecognized gains and losses recorded in accumulated other comprehensive earnings. Woodward provides for taxes that may be payable if undistributed earnings of overseas subsidiaries were to be remitted to the U.S., except for those earnings that it considers to be permanently reinvested.

Cash equivalents: Highly liquid investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Cash and cash equivalents are maintained with multiple financial institutions. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. Woodward holds cash and cash equivalents at financial institutions in excess of amounts covered by the Federal Depository Insurance Corporation (the "FDIC") and sometimes invests excess cash in money market funds not insured by the FDIC.

Accounts receivable: Almost all Woodward's sales are made on credit and result in accounts receivable, which are recorded at the amount invoiced. In the normal course of business, not all accounts receivable are collected and, therefore, an allowance for losses of accounts receivable is provided equal to the amount that Woodward believes ultimately will not be collected. Customer-specific information is considered related to delinquent accounts, past loss experience, and current economic conditions in establishing the amount of its allowance. Accounts receivable losses are deducted from the allowance and the related accounts receivable balances are written off when the receivables are deemed uncollectible. Recoveries of accounts receivable previously written off are recognized when received.

In coordination with its customers and when terms are considered favorable to Woodward, Woodward sometimes transfers ownership to collect amounts due to Woodward for outstanding accounts receivable to third parties in exchange for cash. If such transfer of ownership is with recourse, then a short-term liability is recorded and is reflected in Woodward's Cash Flow Statement as a financing source. The settlement of the transferred obligation is reflected in Woodward's Cash Flow Statement as both cash flow from operations due to the collection of accounts receivable and cash used in financing as the prior recourse obligation is extinguished.

Inventories: Inventories are valued at the lower of cost or market, with cost generally being determined using methods that approximate a first-in, first-out basis.

Component parts include items that can be sold separately as finished goods or included in the manufacture of other products.

Customer deposits are recorded against inventory when the right of offset exists. All other customer deposits are recorded in accrued liabilities.

Property, plant, and equipment: Property, plant, and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets. Assets are generally depreciated using the straight-line method. Certain buildings and improvements are depreciated using the declining-balance method. Assets are tested for recoverability whenever events or circumstances indicate the carrying value may not be recoverable.

Estimated lives over which fixed assets are generally depreciated at September 30, 2011 were as follows:

Buildings and improvements	2-40	years
Leasehold improvements	1-40	years
Machinery and production equipment	2-15	years
Computer equipment and software	3-10	years
Other	2-20	years

Purchase accounting: Business combinations are accounted for using the purchase method of accounting. Under the purchase method, assets and liabilities, including intangible assets, are recorded at their fair values as of the acquisition date. Acquisition costs in excess of amounts assigned to assets acquired and liabilities assumed are recorded as goodwill.

Goodwill: Woodward tests goodwill for impairment at the reporting unit level on an annual basis and more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment tests consist of comparing the implied fair value of reporting units with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its implied fair value, Woodward compares the implied fair value of goodwill with the recorded carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss would be recognized to reduce the carrying amount to its implied fair value. As discussed in Note 10, *Goodwill*, Woodward changed the annual testing date for its goodwill impairment test from March 31 to July 31. As a result, during 2011, Woodward performed goodwill impairment tests as of March 31, 2011 and July 31, 2011. In addition, as of September 30, 2011, as part of its segment realignment, Woodward created two new reporting units, Aircraft Turbine Systems and Industrial Turbomachinery Systems that were previously included in the Turbine Systems reporting unit. See Note 21, *Segment information* for a discussion of the segment realignment that occurred.

Other intangibles: Other intangibles are recognized apart from goodwill whenever an acquired intangible asset arises from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset, or liability. All of Woodward's intangibles have an estimated useful life and are being amortized using patterns that reflect the periods over which the economic benefits of the assets are expected to be realized. Impairment losses are recognized if the carrying amount of an intangible is both not recoverable and exceeds its fair value.

Estimated lives over which intangible assets are amortized at September 30, 2011 were as follows:

Customer relationships	9-30	years
Intellectual property	10-17	years
Process technology	8-30	years
Other	1-15	years

Impairment of long-lived assets: Woodward reviews the carrying value of its long-lived assets or asset groups to be used in operations whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Factors that would necessitate an impairment assessment include a significant adverse change in the extent or manner in which an asset is used, a significant adverse change in legal factors or the business climate that could affect the value of the asset, or a significant decline in the observable market value of an asset, among others. If such facts indicate a potential impairment, the Company would assess the recoverability of an asset group by determining if the carrying value of the asset group exceeds the sum of the projected undiscounted cash flows expected to result from the use and eventual disposition of the assets over the remaining economic life of the primary asset in the asset group. If the recoverability test indicates that the carrying value of the asset group is not recoverable, the Company will estimate the fair value of the asset group using appropriate valuation methodologies which would typically include an estimate of discounted cash flows. Any impairment would be measured as the difference between the asset groups carrying amount and its estimated fair value. There was no impairment charge recorded in fiscal year 2011, fiscal year 2010, or fiscal year 2009.

Investment in marketable equity securities: Woodward holds marketable equity securities related to its deferred compensation program. Based on Woodward's intentions regarding these instruments, marketable equity securities are classified as trading securities. The trading securities are reported at fair value, with realized gains and losses recognized in earnings. The trading securities are included in "Other current assets." The associated obligation to provide benefits is included in "Other liabilities."

Investments in unconsolidated subsidiaries: Investments in and operating results of entities in which Woodward does not have a controlling financial interest or the ability to exercise significant influence over the operations are included in the financial statements using the cost method of accounting. Investments and operating results of entities in which Woodward does not have a controlling interest but does have the ability to exercise significant influence over operations are included in the financial statements using the equity method of accounting.

Non-controlling interests: On October 1, 2009, the Company adopted new guidance which requires, among other things, non-controlling financial interests be accounted for as a separate component of equity and that all transactions between the Company and the non-controlling interest be accounted for as equity transactions.

In April 2010, the Company purchased the remaining 26% non-controlling interest in Woodward Governor India Limited, a Woodward consolidated subsidiary, for $8,120. As a result of this transaction, Woodward now owns 100% of Woodward Governor India Limited and there are no other non-controlling interests in Woodward's consolidated subsidiaries.

The following is a summary of the effects of Woodward's purchase of the remaining 26% non-controlling interest in Woodward Governor India Limited on Woodward's stockholders' equity:

	Year Ending September 30,		
	2011	2010	2009
Net earnings attributable to Woodward	$132,235	$110,844	$ 94,352
Decrease in Woodward's additional paid-in capital related to purchase of noncontrolling interest	-	(6,180)	-
Change from net earnings attributable to Woodward and transfers to noncontrolling interest	$132,235	$104,664	$ 94,352

Deferred compensation: The Company maintains a deferred compensation plan or "rabbi trust" as part of its overall compensation package for certain employees.

Deferred compensation obligations will be settled either by delivery of a fixed number of shares of Woodward's common stock (in accordance with certain eligible members' irrevocable elections) or in cash. Woodward has contributed shares of its common stock into a trust established for the future settlement of deferred compensation obligations that are payable in shares of Woodward's common stock. Common stock held by the trust is reflected in the Consolidated Balance Sheet as "Treasury stock held for deferred compensation" and the related deferred compensation obligation is reflected as a separate component of equity in amounts equal to the fair value of the common stock at the dates of contribution. These accounts are not adjusted for subsequent changes in the fair value of the common stock. Deferred compensation obligations that will be settled in cash are accounted for on an accrual basis in accordance with the terms of the underlying contract and are reflected in the Consolidated Balance Sheet as "Other liabilities."

Derivatives: The Company is exposed to various market risks that arise from transactions entered into in the normal course of business. The Company has historically utilized derivative instruments, such as treasury lock agreements to lock in fixed rates on future debt issuances, which qualify as cash flow or fair value hedges to mitigate the risk of variability in cash flows related to future interest payments attributable to changes in the designated benchmark rate. The Company records all such interest rate hedge instruments on the balance sheet at fair value. Cash flows related to the instrument designated as a qualifying hedge are reflected in the accompanying Consolidated Statements of Cash Flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted future interest payments on debt have been reflected upon settlement as a component of financing cash flows. The resulting gain or loss from such settlement is deferred to other comprehensive income and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged and is therefore reflected as a component of operating cash flows in periods subsequent to settlement. The periodic settlement of interest rate derivatives hedging outstanding variable rate debt is recorded as an adjustment to interest expense and is therefore reflected as a component of operating cash flows.

From time to time, Woodward will enter into foreign currency exchange rate contracts to hedge against changes in foreign currency exchange rates on liabilities expected to be settled at a future date. Woodward has historically not designated these transactions as accounting hedges. The fair value of foreign currency exchange rate contracts held at the end of the period are recognized in the balance sheet and the unrealized gains or losses are recorded to "Other (income) expense, net" in the Statement of Earnings. Upon settlement of foreign currency exchange rate contracts, any unrealized gains or losses previously recognized are reversed and the realized gain or loss is recorded to "Other (income) expense, net" in the Statement of Earnings. Further information on foreign currency exchange rate contracts can be found at Note 6, *Derivative instruments and hedging activities.*

Postretirement benefits: The Company provides various benefits to certain current and former employees through defined benefit pension and postretirement plans. For financial reporting purposes, net periodic benefits expense and related obligations are calculated using a number of significant actuarial assumptions. Changes in net periodic expense and funding status may occur in the future due to changes in these assumptions. The funded status of defined pension and postretirement plans recognized in the statement of financial position is measured as the difference between the fair market value of the plan assets and the benefit obligation. For a defined benefit pension plan, the benefit obligation is the projected benefit obligation; for any other defined benefit postretirement plan, such as a retiree health care plan, the benefit obligation is the accumulated benefit obligation. Any over-funded status is recognized as an asset and any underfunded status is recognized as a liability.

Projected benefit obligation is the actuarial present value as of the measurement date of all benefits attributed by the plan benefit formula to employee service rendered before the measurement date using assumptions as to future compensation levels if the plan benefit formula is based on those future compensation levels. Accumulated benefit obligation is the actuarial present value of benefits (whether vested or unvested) attributed by the plan benefit formula to employee service rendered before the measurement date and based on employee service and compensation, if applicable, prior to that date. Accumulated benefit obligation differs from projected benefit obligation in that it includes no assumption about future compensation levels.

Note 2. New accounting standards

From time to time, the Financial Accounting Standards Board ("FASB") or other standards setting bodies issue new accounting pronouncements. Updates to the FASB Accounting Standards Codification ("ASC") are communicated through issuance of an Accounting Standards Update ("ASU"). Unless otherwise discussed, Woodward believes that the impact of recently issued guidance, whether adopted or to be adopted in the future, is not expected to have a material impact on the Consolidated Financial Statements upon adoption.

In October 2009, the FASB issued ASU 2009-13, "Multiple-Deliverable Revenue Arrangements" and ASU 2009-14, "Certain Revenue Arrangements That Include Software Elements." ASU 2009-13 and ASU 2009-14 are required to be adopted concurrently in fiscal years beginning on or after June 15, 2010 (fiscal year 2011 for Woodward).

ASU 2009-13 changes the requirements for establishing separate units of accounting in a multiple element arrangement and requires the allocation of arrangement consideration to each deliverable based on the relative selling price. The selling price for each deliverable is based on vendor-specific objective evidence ("VSOE") if available, third-party evidence ("TPE") if VSOE is not available, or estimated selling price ("ESP") if neither VSOE nor TPE is available.

ASU 2009-14 excludes software that is contained on a tangible product from the scope of software revenue guidance if the software is essential to the tangible product's functionality.

ASU 2009-13 and ASU 2009-14 were adopted by Woodward on October 1, 2010. The adoption did not impact the identification of or the accounting for separate units of accounting, including the pattern and timing of revenue recognition, and is not expected to have a significant impact on Woodward's financial position, results of operations or cash flows in future periods. Woodward does not generally sell its products and services through arrangements that include multiple-deliverable arrangements, and the Company had no significant multiple-deliverable arrangements as of September 30, 2011.

In April 2010, the FASB issued ASU 2010-17, "Milestone Method of Revenue Recognition." ASU 2010-17 provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions, and requires certain disclosures regarding the use of the milestone method.

ASU 2010-17 was adopted by Woodward on October 1, 2010. The adoption did not impact the pattern or timing of revenue recognition and is not expected to have a significant impact on Woodward's financial position, results of operations or cash flows in future periods. For certain development services provided to customers pursuant to funded long and short-term development contracts, Woodward recognizes revenue based on completion of substantive milestones determined based on the individual facts and circumstances of each arrangement. Total revenues recognized by Woodward based upon completion of substantive milestones as proscribed by ASU 2010-17 was $3,181 for the year ending September 30, 2011.

In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income." ASU 2011-05 amends ASC Topic 220, Comprehensive Income, to require that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements, and it eliminates the option to present components of other comprehensive income as a part of the statement of changes in stockholders' equity. In addition, ASU 2011-05 requires an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. These amendments are to be applied retrospectively and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 (fiscal 2013 for Woodward), early adoption is permitted. Woodward adopted ASU 2011-05 in the fourth quarter of fiscal year 2011. The adoption had no impact on Woodward's Consolidated Financial Statements.

In September 2011, the FASB issued ASU 2011-08, "Testing Goodwill for Impairment." ASU 2011-08 allows companies to perform a "qualitative" assessment to determine whether or not the current two-step quantitative testing method, in which Woodward compares the fair value of reporting units to its carrying amount including goodwill, must be followed. If a qualitative assessment indicates that it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, then the quantitative impairment test is not required. A company may choose to use the qualitative assessment on none, some, or all if its reporting units or to bypass the qualitative assessment and proceed directly to the two-step quantitative testing method. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011; however, early adoption is allowed. Woodward does not anticipate that the adoption of ASU 2011-08 will have a material impact on Woodward's Consolidated Financial Statements.

Note 3. Earnings per share

Basic earnings per share attributable to Woodward is computed by dividing net earnings available to common stockholders by the weighted average number of shares of common stock outstanding for the period.

Diluted earnings per share attributable to Woodward reflects the weighted-average number of shares outstanding after consideration of the dilutive effect of stock options.

The following is a reconciliation of net earnings attributable to Woodward to basic earnings per share attributable to Woodward and diluted earnings per share attributable to Woodward:

	Year Ending September 30,		
	2011	2010	2009
Numerator:			
Net earnings attributable to Woodward	$ 132,235	$ 110,844	$ 94,352
Denominator:			
Basic shares outstanding	68,797	68,472	67,891
Dilutive effect of employee stock options	1,343	1,392	1,212
Diluted shares outstanding	70,140	69,864	69,103
Income per common share:			
Basic earnings per share attributable to Woodward	$ 1.92	$ 1.62	$ 1.39
Diluted earnings per share attributable to Woodward	$ 1.89	$ 1.59	$ 1.37

The following stock option grants were outstanding during the fiscal years ending September 30, 2011, 2010 and 2009, but were excluded from the computation of diluted earnings per share because their inclusion would have been anti-dilutive:

	Year Ended September 30,		
	2011	2010	2009
Options	684	1,106	739
Weighted-average option price	$ 32.04	$ 26.94	$ 27.30

The weighted-average shares of common stock outstanding for basic and diluted earnings per share included the weighted-average treasury stock shares held for deferred compensation obligations of the following:

	Year Ending September 30,		
	2011	2010	2009
Weighted-average treasury stock shares held for deferred compensation obligation	335	371	409

Note 4. Business acquisitions and dispositions

Woodward has recorded the acquisitions described below using the purchase method of accounting and, accordingly, has included the results of operations of the acquired businesses in its consolidated results as of the date of each acquisition. In accordance with authoritative accounting guidance for business combinations, the respective purchase prices for these acquisitions are allocated to the tangible assets, liabilities, and intangible assets acquired based on their estimated fair values. The excess purchase price over the respective fair values of assets is recorded as goodwill. Goodwill is not amortized under U.S. GAAP but is tested for impairment at least annually (See Note 10, *Goodwill).*

IDS Acquisition

During the third quarter of fiscal year 2011, Woodward acquired all of the outstanding stock of Integral Drive Systems AG and its European companies, including their respective holding companies ("IDS"), and the assets of IDS' business in China (together the "IDS Acquisition") for an aggregate purchase price of approximately $48,412. The purchase price remains subject to certain customary post-closing adjustments. The estimated purchase price is included in "Cash flows from investing activities" in the Consolidated Statement of Cash Flows.

IDS is a developer and manufacturer of innovative power electronic systems predominantly in utility scale wind turbines and photovoltaic power plants. Additionally, IDS offers key products in power distribution and marine propulsion systems. In addition to wind turbines and photovoltaic plants, its products are used in offshore oil and gas platforms, energy storage and distribution systems, and a variety of industrial applications. IDS is being integrated into Woodward's Energy segment.

The Company believes the IDS Acquisition expands its presence in wind converter offerings and reduces its time to market with expansion of solar energy, energy storage, and marine drives. Goodwill recorded in connection with the IDS Acquisition, which is not deductible for income tax purposes, represents the estimated value of such future opportunities, the value of potential expansion with new customers and the opportunity to further develop sales opportunities with new and acquired IDS customers, and anticipated synergies expected to be achieved through the integration of IDS into Woodward's Energy segment.

Woodward has completed finalizing the valuations of current assets, property, plant and equipment (including estimated useful lives), intangible assets (including estimated useful lives), other current liabilities, postretirement benefits obligations, deferred tax liabilities, and other noncurrent liabilities.

As of September 30, 2011, $8,149 paid in connection with the IDS purchase was deposited into escrow accounts to secure Woodward's ability to recover any amounts owed to Woodward by the seller as a result of customary indemnities related to representations and warranties made by the seller. Funds held in escrow will only be released to the seller as specified in the related purchase agreements. If Woodward were to receive funds from the escrow account in the future, the purchase price of IDS might be adjusted. The final purchase price is subject to normal closing balance sheet net asset adjustments typical in such transactions.

The preliminary purchase price of the IDS Acquisition is as follows:

Cash paid to seller	$	48,412
Less cash acquired		(1,251)
Total estimated purchase price		47,161
Less marketable securities acquired		(8,463)
Estimated price paid for business assets	$	38,698

The allocation of the purchase price for the IDS Acquisition was accounted for under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. Assets acquired and liabilities assumed in the transaction were recorded at their acquisition date fair values, while transaction costs associated with the acquisition were expensed as incurred. The Company's allocation was based on an evaluation of the appropriate fair values and represents management's best estimate based on available data.

The following table summarizes the preliminary estimated fair values of the assets acquired and liabilities assumed at the date of the IDS Acquisition:

Current assets	$ 14,627
Investments in marketable securities	8,463
Property, plant, and equipment	1,954
Goodwill	24,188
Intangible assets	11,882
Total assets acquired	61,114
Other current liabilities	5,505
Warranty accrual	2,250
Postretirement benefits	434
Deferred tax liabilities	2,472
Other tax - noncurrent	3,292
Total liabilities assumed	13,953
Net assets acquired	$ 47,161

There were no changes to the values of assets acquired and liabilities assumed during the six-months ending September 30, 2011. The fair value of warranty liabilities assumed represents the estimated costs to provide service for contractual warranty obligations on products sold by IDS prior to April 15, 2011. The fair value of "Other tax – noncurrent" represents the estimated value of gross unrecognized tax benefits assumed.

In connection with the IDS Acquisition, Woodward acquired various marketable securities, which are not classified as cash equivalents under U.S. GAAP. These marketable securities were sold during the fiscal quarter ended June 30, 2011 and reinvested into cash and cash equivalents consistent with Woodward's internal investment and risk management policies. Losses on the sale of marketable securities were included in "Other (income) expense, net" in the Consolidated Statements of Earnings.

Also, in connection with the IDS Acquisition, Woodward assumed the net postretirement benefit obligations of several Swiss statutory retirement plans which are considered to be defined benefit plans under U.S. GAAP.

A summary of the intangible assets acquired, weighted average useful lives and amortization methods follows:

	Amount	Weighted Average Useful Life	Amortization Method
Customer relationships	$ 3,452	9 years	Straight-line
Process technology	7,752	8.5 years	Straight-line
Other	678	2.5 years	Straight-line
Total	$ 11,882	8 years	

The operating results of the IDS Acquisition are included in Woodward's Consolidated Statements of Earnings and Comprehensive Earnings as of April 15, 2011. Pro forma financial disclosures have not been presented as the IDS Acquisition was not material to Woodward's financial position or results of operations. The Company incurred transaction costs of $2,396 for the year ending September 30, 2011, which are included in "Selling, general and administrative expenses" in the Consolidated Statements of Earnings.

MPC Acquisition

On October 1, 2008, Woodward acquired all of the outstanding stock of Techni-Core, Inc. ("Techni-Core") and all of the outstanding stock of MPC Products Corporation ("MPC Products" and, together with Techni-Core, "MPC") not owned by Techni-Core for approximately $370,437. The purchase price, less approximately $18,610 of assumed outstanding debt, is included in "Cash flows from investing activities" in the Consolidated Statement of Cash Flows. The goodwill resulting from the MPC acquisition totaling $174,893 is not tax deductible. The purchase price allocation period has closed for MPC.

MPC is an industry leader in the manufacture of high-performance electromechanical motion control systems, primarily for aerospace applications. MPC's main product lines include high performance electric motors and sensors, analog and digital control electronics, rotary and linear actuation systems, and flight deck and fly-by-wire systems for commercial and military aerospace programs. Through an improved focus on aerospace energy control solutions, MPC complements Woodward's energy and motion control technologies enhancing Woodward's system offerings. MPC formed the basis of Woodward's Airframe Systems business group, which is included in its Aerospace segment.

At the time of the acquisition of MPC, MPC Products was subject to an investigation by the U.S. Department of Justice (the "DOJ") regarding certain of its pre-2005 government contract pricing practices and related administrative actions by the U.S. Department of Defense (the "DOD"). In October 2009, MPC reached an agreement with the DOJ to resolve the criminal and civil claims, whereby MPC paid $25,000 in compensation and fines. Payments associated with this pre-acquisition contingency were incremental to the estimated MPC purchase price. The purchase price paid by Woodward in connection with the MPC acquisition was reduced by $25,000 at closing to reflect this contingency.

The results of MPC's operations are included in Woodward's Consolidated Statements of Earnings and Comprehensive Earnings beginning October 1, 2008.

MotoTron Acquisition

On October 6, 2008, Woodward acquired MotoTron Corporation ("MotoTron") and the intellectual property assets owned by its parent company, Brunswick Corporation, which were used in connection with the MotoTron business for approximately $17,237. The purchase price is included in "Cash flows from investing activities" in the Consolidated Statement of Cash Flows. The goodwill resulting from the MotoTron acquisition totaling $6,396 is not tax deductible. The purchase price allocation period has closed for MotoTron.

MotoTron specializes in software tools and processes used to rapidly develop control systems for marine, power generation, industrial, and other engine equipment applications. MotoTron has been fully integrated into Woodward's Engine Systems business group, which is included in its Energy segment.

MotoTron has been an important supplier and partner to Woodward since 2002 and has helped Woodward to better position itself in electronic control technologies for the alternative-fueled bus and mobile equipment markets. The acquisition of MotoTron further strengthened Woodward's ability to serve the transportation and power generation markets.

The results of MotoTron's operations are included in Woodward's Consolidated Statements of Earnings and Comprehensive Earnings as of October 6, 2008. If the MotoTron acquisition had been completed on October 1, 2008, Woodward's net sales and net earnings for the fiscal year ending September 30, 2009 would not have been materially different from amounts reported in the Consolidated Statements of Earnings and Comprehensive Earnings.

HRT Acquisition

On April 3, 2009, Woodward acquired all of the outstanding stock of HR Textron Inc. from Textron Inc., its parent company, and the United Kingdom assets and certain liabilities related to HR Textron Inc.'s business (collectively "HRT") for approximately $380,749. The purchase price is included in "Cash flows from investing activities" in the Consolidated Statement of Cash Flows. The goodwill resulting from the HRT acquisition totaling $142,699 is tax deductible. The purchase price allocation period has closed for HRT.

Woodward made a 338(h)(10) election with the U.S. Internal Revenue Service, which allows the HRT acquisition to be treated as an asset purchase for income tax purposes. Accordingly, any deferred tax assets and liabilities recorded by Textron Inc. at the acquisition date are not available to Woodward.

HRT is an industry leader in advanced technology, engineering development, and manufacturing of mission-critical actuation systems and controls for aircraft, turbine engines, weapons and combat vehicles. It is recognized for hydraulic and electric primary flight control actuation products, including electro-mechanical actuation systems for unmanned combat air vehicles and weapons, such as the Joint Direct Attack Munitions (JDAM) and the AIM-9X Sidewinder; hydraulic and electric flight controls for fixed and rotor wing aircraft; servovalves for global aerospace; turret controls and stabilization systems for the U.S. M1 Abrams Main Battle Tank and other armored vehicles worldwide; and fuel and pneumatics valves for aircraft and helicopters. HRT has been integrated into Woodward's Airframe Systems business group, which is included in its Aerospace segment.

The results of HRT's operations are included in Woodward's Consolidated Statements of Earnings and Comprehensive Earnings as of April 3, 2009.

On August 10, 2009, Woodward HRT sold the Fuel & Pnuematics ("F&P) product line, for $48,000. During 2010, Woodward received an additional $660 related to working capital adjustments typical in such transactions. The working capital adjustment amount is included in "Cash flows from investing activities" in the Consolidated Statement of Cash Flows. The F&P product line provided a variety of off-turbine fuel management and pneumatic actuation components to producers of military and commercial aircraft and helicopters, as well as their suppliers. Woodward's 2009 results of operations include approximately $9,620 of sales and $3,897 of pre-tax earnings from the F&P product line for the period April 3, 2009 to August 10, 2009. There was no gain or loss on disposal of the F&P product line.

Pro forma results for Woodward giving effect to the HRT acquisition

The following unaudited pro forma financial information presents the combined results of operations of Woodward and HRT as if the acquisition had occurred as of the beginning of fiscal year 2009. No pro forma adjustments have been made for MPC as it was acquired by Woodward on October 1, 2008 and the results of MPC's operations are included in Woodward's Consolidated Statements of Earnings beginning October 1, 2008. No pro forma adjustment have been made for MotoTron as it was acquired on October 6, 2008 and the results of MotoTron's operations are included in Woodward's Consolidated Statements of Earnings as of October 6, 2008. If the MotoTron acquisition had been completed on October 1, 2008, Woodward's net sales and net earnings for the fiscal year ending September 30, 2009 would not have been materially different from the amounts reported in the Consolidated Statements of Earnings for the fiscal year ending September 30, 2009. The pro forma financial information is presented for informational purposes and is not indicative of the results of operations that would have been achieved if the HRT acquisition and related borrowings had taken place at the beginning of the fiscal year 2009. The unaudited pro forma financial information for the fiscal year ended September 30, 2009 includes the historical results of Woodward, including the post-acquisition results of HRT since April 3, 2009 and the historical results of HRT for the approximately six months ended April 2, 2009. No pro forma financial information is provided for the fiscal years ending September 30, 2011 and September 30, 2010 as full fiscal years of post-acquisition results of operations of MPC, MotoTron and HRT were included in Woodward's Consolidated Statements of Earnings.

Prior to the HRT acquisition by Woodward, HRT was a wholly owned subsidiary of Textron Inc. and as such was not a stand-alone entity. Accordingly, the historical operating results of HRT may not be indicative of the results that might have been achieved, historically or in the future, if HRT had been a stand-alone entity. The unaudited pro forma results for all periods presented include amortization charges for acquired intangible assets, eliminations of intercompany transactions, adjustments for stock options and restricted stock issued, adjustments for depreciation expense for property, plant, and equipment, adjustments to interest expense, adjustments for estimated general and administrative costs for HRT's historical management and administrative structure and functions, disposal of the F&P product line, and related tax effects.

The unaudited pro forma results follow for the fiscal year ending September 30, 2009:

	Year Ending September 30, 2009	
	As reported	Pro froma
Net sales	$ 1,430,125	$ 1,532,181
Net earnings attributable to Woodward	94,352	93,144
Earnings per share:		
Basic earnings per share attributable to Woodward	$ 1.39	$ 1.37
Diluted earnings per share attributable to Woodward	1.37	1.35

Note 5. Financial instruments and fair value measurements

The estimated fair values of Woodward's financial instruments were as follows:

	At September 30, 2011		At September 30, 2010	
	Estimated Fair Value	Carrying Cost	Estimated Fair Value	Carrying Cost
Cash and cash equivalents	$ 74,539	$ 74,539	$ 105,579	$ 105,579
Investments in deferred compensation program	5,855	5,855	5,633	5,633
Short-term borrowings	-	-	(22,099)	(22,099)
Long-term debt, including current portion	(482,776)	(425,246)	(506,120)	(443,673)

The fair values of cash and cash equivalents, which include investments in money market funds, are assumed to be equal to their carrying amounts. Cash and cash equivalents have short-term maturities and market interest rates. Woodward's cash and cash equivalents include funds deposited or invested in the U.S. and overseas that are not insured by the FDIC. Woodward believes that its deposited and invested funds are held by or invested with credit worthy financial institutions or counterparties.

Investments related to the deferred compensation program used to provide deferred compensation benefits to certain employees are carried at market value.

The fair values of short-term borrowings at variable interest rates are assumed to be equal to their carrying amounts because such borrowings are expected to be repaid or settled for their carrying amounts within a short period of time.

The fair value of long-term debt at fixed interest rates was estimated based on a model that discounted future principal and interest payments at interest rates available to the Company at the end of the period for similar debt of the same maturity. The weighted-average interest rates used to estimate the fair value of long-term debt at fixed interest rates were as follows:

	At September 30,	
	2011	2010
Weighted-average interest rate used to estimate fair value	2.6%	2.9%

Financial assets and liabilities recorded at fair value in the Consolidated Balance Sheet are categorized based upon a fair value hierarchy established by U.S. GAAP, which prioritizes the inputs used to measure fair value into the following levels:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management's best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

The table below presents information about Woodward's financial assets that are measured at fair value on a recurring basis and indicates the fair value hierarchy of the valuation techniques Woodward utilized to determine such fair value. Woodward had no financial liabilities required to be measured at fair value on a recurring basis as of September 30, 2011 or September 30, 2010.

	At September 30, 2011				At September 30, 2010			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets:								
Investments in money market funds.......	$ 10,823	$ -	$ -	$ 10,823	$ 50,360	$ -	$ -	$ 50,360
Equity securities..............................	5,855	-	-	5,855	5,633	-	-	5,633
Foreign exchange forward contract	-	-	-	-	-	579	-	579
Total financial assets...........................	$ 16,678	$ -	$ -	$ 16,678	$ 55,993	$ 579	$ -	$ 56,572

Investments in money market funds: Woodward sometimes invests excess cash in money market funds not insured by the FDIC. Woodward believes that the investments in money market funds are on deposit with creditworthy financial institutions and that the funds are highly liquid. The investments in money market funds are reported at fair value, with realized gains from interest income realized in earnings and are included in "Cash and cash equivalents." The fair values of Woodward's investments in money market funds are based on the quoted market prices for the net asset value of the various money market funds.

Equity securities: Woodward holds marketable equity securities, through investments in various mutual funds, related to its deferred compensation program. Based on Woodward's intentions regarding these instruments, marketable equity securities are classified as trading securities. The trading securities are reported at fair value, with realized gains and losses recognized in earnings. The trading securities are included in "Other current assets." The fair values of Woodward's trading securities are based on the quoted market prices for the net asset value of the various mutual funds.

Forward contracts: As of September 30, 2010, Woodward was a party to a forward contract. The fair value of the derivative instrument was derived from published foreign currency exchange rates as of September 30, 2010. The forward contract was settled in December 2010, resulting in a realized loss of $1,033.

Note 6. Derivative instruments and hedging activities

Woodward is exposed to global market risks, including the effect of changes in interest rates, foreign currency exchange rates, changes in certain commodity prices and fluctuations in various producer indices. From time to time, Woodward enters into derivative instruments for risk management purposes only, including derivatives designated as accounting hedges and/or those utilized as economic hedges. Woodward uses interest rate related derivative instruments to manage its exposure to fluctuations of interest rates. Woodward not does enter into or issue derivatives for trading or speculative purposes.

By using derivative and/or hedging instruments to manage its risk exposure, Woodward is subject, from time to time, to credit risk and market risk on those derivative instruments. Credit risk arises from the potential failure of the counterparty to perform under the terms of the derivative and/or hedging instrument. When the fair value of a derivative contract is positive, the counterparty owes Woodward, which creates credit risk for Woodward. Woodward minimizes this credit risk by entering into transactions with only high quality counterparties. Market risk arises from the potential adverse effects on the value of derivative and/or hedging instruments that result from a change in interest rates, commodity prices, or foreign currency exchange rates. Woodward minimizes this market risk by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

As of September 30, 2010, Woodward was a party to the forward foreign currency exchange rate contract described below. As of September 30, 2011, all previous derivative instruments into which Woodward had entered into were settled or terminated.

Derivatives in fair value hedging relationships

In 2002, Woodward entered into certain interest rate swaps that were designated as fair value hedges of its long-term debt consisting of senior notes due in October 2011. The discontinuance of these interest rate swaps resulted in gains that are recognized as a reduction of interest expense over the term of the associated debt (10 years) using the effective interest method. The unrecognized portion of the gain is presented as an adjustment to long-term debt.

Derivatives in cash flow hedging relationships

In 2001, Woodward entered into treasury lock agreements that were designated as cash flow hedges of its long-term debt. The objective of these derivatives was to hedge the risk of variability in cash flows related to future interest payments of a portion of the anticipated future debt issuances attributable to changes in the designated benchmark interest rate associated with the expected issuance of the senior notes due in October 2011. The discontinuance of these treasury lock agreements resulted in losses that are recognized as an increase of interest expense over the term of the associated debt (10 years) using the effective interest method. The unrecognized portion of the loss is recorded in accumulated other comprehensive earnings.

In September 2008, the Company entered into treasury lock agreements that qualified as cash flow hedges under authoritative guidance for derivatives and hedging. The objective of this derivative instrument was to hedge the risk of variability in cash flows related to future interest payments of a portion of the anticipated future debt issuances attributable to changes in the designated benchmark interest rate associated with the expected issuance of long-term debt to acquire MPC. The discontinuance of these treasury lock agreements resulted in a gain that is being recognized as a reduction of interest expense over a seven-year period on the hedged Series C and D Notes, which were issued on October 1, 2008, using the effective interest method. The unrecognized portion of the gain is recorded in accumulated other comprehensive earnings, net of tax.

In March 2009, Woodward entered into LIBOR lock agreements that qualified as cash flow hedges under authoritative guidance for derivatives and hedging. The objective of this derivative instrument was to hedge the risk of variability in cash flows over a seven-year period related to future interest payments of a portion of anticipated future debt issuances attributable to changes in the designated benchmark interest rate associated with the then expected issuance of long-term debt to acquire HRT. The discontinuance of the LIBOR lock agreements resulted in a loss that is being recognized as an increase of interest expense over a seven-year period on the hedged Series E and F Notes, which were issued on April 3, 2009, using the effective interest method. The unrecognized portion of the loss is recorded in accumulated other comprehensive earnings, net of tax.

Derivatives in foreign currency relationships

In September 2010, Woodward entered into a foreign currency exchange rate contract to purchase €39,000 for approximately $52,549 in early December 2010. An unrealized gain of $579 on this derivative was carried at fair market value in "Other current assets" as of September 30, 2010. In December 2010, a loss of $1,033 was recorded on the settlement of this forward contract and was recorded in "Other (income) expense, net." In September 2009, Woodward entered into a foreign currency exchange rate contract to purchase €7,900 for approximately $11,662 in early October 2009. An unrealized loss of $173 on this derivative instrument was carried at fair market value in "Accrued liabilities" as of September 30, 2009.

In October 2009, a loss of $71 was realized on the settlement of this forward contract was recorded in "Other (income) expense, net."

The objective of these derivative instruments, which were not designated as accounting hedges, was to limit the risk of foreign currency exchange rate fluctuations on certain short-term intercompany loan balances.

The following table discloses the remaining unrecognized gains and losses and recognized gains and losses associated with derivative instruments on Woodward's Consolidated Balance Sheets:

	At September 30, 2011	At September 30, 2010
Derivatives designated as hedging instruments	**Unrecognized Gain (Loss)**	
Classified in accumulated other comprehensive earnings	$ (781)	$ (1,011)
Classified in current and long-term debt	3	70
	$ (778)	$ (941)
Derivatives not designated as hedging instruments	**Recognized Gain (Loss)**	
Classified in other current assets	$ -	$ 579

The following tables disclose the impact of derivative instruments on Woodward's Consolidated Statements of Earnings and Comprehensive Earnings:

		Year Ending September 30, 2011		
Derivatives in:	**Location of (Gain) Loss Recognized in Earnings**	**Amount of (Income) Expense Recognized in Earnings on Derivative**	**Amount of (Gain) Loss Recognized in Accumulated OCI on Derivative**	**Amount of (Gain) Loss Reclassified from Accumulated OCI into Earnings**
Fair value hedging relationships	Interest expense	$ (67)	$ -	$ -
Cash flow hedging relationships	Interest expense	229	-	229
Foreign currency relationships	Other (income) expense, net	1,612	-	-
		$ 1,774	$ -	$ 229

		Year Ending September 30, 2010		
Derivatives in:	**Location of (Gain) Loss Recognized in Earnings**	**Amount of (Income) Expense Recognized in Earnings on Derivative**	**Amount of (Gain) Loss Recognized in Accumulated OCI on Derivative**	**Amount of (Gain) Loss Reclassified from Accumulated OCI into Earnings**
Fair value hedging relationships	Interest expense	$ (127)	$ -	$ -
Cash flow hedging relationships	Interest expense	282	-	282
Foreign currency relationships	Other (income) expense, net	(681)	-	-
		$ (526)	$ -	$ 282

Derivatives in:	Location of (Gain) Loss Recognized in Earnings	Year Ending September 30, 2009 Amount of (Income) Expense Recognized in Earnings on Derivative	Amount of (Gain) Loss Recognized in Accumulated OCI on Derivative	Amount of (Gain) Loss Reclassified from Accumulated OCI into Earnings
Fair value hedging relationships	Interest expense	$ (184)	$ -	$ -
Cash flow hedging relationships	Interest expense	237	1,199	237
Foreign currency relationships	Other (income) expense, net	173	-	-
		$ 226	$ 1,199	$ 237

Based on the carrying value of the unrecognized gains and losses on terminated derivative instruments designated as cash flow hedges as of September 30, 2011, Woodward expects to reclassify $173 of net unrecognized losses on terminated derivative instruments from accumulated other comprehensive income to earnings during the next twelve months.

Note 7. Supplemental statement of cash flows information

	Year Ending September 30, 2011	2010	2009
Interest paid, net of amounts capitalized	$ 26,140	$ 28,317	$ 20,479
Income taxes paid	50,360	41,533	21,875
Income tax refunds received	9,496	10,867	2,825
Non-cash activities:			
Long-term debt assumed in business acquisition	-	-	18,610
Purchases of property, plant and equipment on account	6,333	2,270	3,880
Sales of assets on account	-	-	760
Equity investment funded by transfer of property, plant and equipment	-	-	165
Cashless exercise of stock options	1,982	4,190	-
Settlement of receivable through purchase of treasury shares in connection with the cashless exercise of stock options	881	-	-
Reduction of accounts receivable and short-term borrowing due to the settlement of accounts receivable previously sold with recourse	3,228	-	-
Reduction of accounts payable due to the assignment of accounts receivable with recourse	570	-	-
Reduction to goodwill due to favorable resolution of lease termination recorded in restructuring reserve	103	-	-
Payment of director fees through issuance of treasury stock	52	-	-

MPC Products, one of Woodward's subsidiaries acquired in fiscal year 2009, was previously subject to an investigation by the DOJ regarding certain of its government contract pricing practices prior to June 2005. In the three-months ending December 31, 2009, MPC settled the criminal and civil claims related to the DOJ's investigation and paid $25,000 in compensation and fines. The purchase price Woodward paid in connection with the acquisition of MPC was reduced by $25,000 at the time of the acquisition, which represents the amounts discussed above. Payment of this amount during the year ending September 30, 2010 is reflected as an investing activity in the accompanying Consolidated Statement of Cash Flows.

Note 8. Inventories

	September 30, 2011	September 30, 2010
Raw materials	$ 43,172	$ 19,457
Work in progress	108,718	86,438
Component parts and finished goods	229,665	189,139
	$ 381,555	$ 295,034

Note 9. Property, plant, and equipment

	At September 30,	
	2011	2010
Land	$ 14,823	$ 11,372
Buildings and improvements	177,637	171,257
Leasehold improvements	18,765	17,884
Machinery and production equipment	265,898	270,126
Computer equipment and software	66,149	57,518
Other	25,191	22,854
Construction in progress	44,975	13,125
	613,438	564,136
Less accumulated depreciation	(406,713)	(370,612)
Property, plant and equipment, net	$ 206,725	$ 193,524

	Year Ending September 30,		
	2011	2010	2009
Depreciation expense	$ 40,400	$ 40,502	$ 37,828

During fiscal year 2010, Woodward began construction of a new 48,000 square foot system test facility in Rockford, Illinois. The facility, which will house numerous environmental system test cells and a vibration lab, will support, among other development projects, Aerospace segment development efforts of next generation fuel systems for aircraft turbines. The test facility is expected to be completed and placed into service in early fiscal year 2012. Included in construction in progress at September 30, 2011 and September 30, 2010 are $20,090 and $4,836, respectively, of costs associated with the construction of the test facility, including $1,087 and $165, respectively, of capitalized interest.

In addition at September 30, 2011 and September 30, 2010, Woodward recognized as construction in progress, $11,827 and $1,604, respectively, of costs associated with the development of a new Enterprise Resource Planning ("ERP") system for its Airframe Systems group, including capitalized interest of $432 and $24, respectively.

For the fiscal years ending September 30, 2011, 2010 and 2009, Woodward had capitalized interest that would have otherwise been included in interest expense of the following:

	Year Ending September 30,		
	2011	2010	2009
Capitalized interest	$ 1,354	$ 150	$ 31

Note 10. Goodwill

	September 30, 2010	Additions	Adjustments	Effects of Currency Translation	September 30, 2011
Aerospace	$ 356,680	$ -	$ (103)	$ (52)	$ 356,525
Energy	81,914	24,188	-	(345)	105,757
Consolidated	$ 438,594	$ 24,188	$ (103)	$ (397)	$ 462,282

	September 30, 2009	Additions	Adjustments	Effects of Currency Translation	September 30, 2010
Aerospace	$ 359,534	$ -	$ (2,722)	$ (132)	$ 356,680
Energy	83,268	-	-	(1,354)	81,914
Consolidated	$ 442,802	$ -	$ (2,722)	$ (1,486)	$ 438,594

The above table reflects the segment realignment that occurred during September 2011 for which the above goodwill balances have been retrospectively reclassified to reflect the new reportable segments. See Note 21, *Segment information* for a discussion of the segment realignment that took place in September 2011. The Company has no historical goodwill impairment losses in periods prior to those presented in the above table.

During the third quarter of fiscal year 2011, Woodward completed the IDS Acquisition (Note 4, *Business acquisitions and dispositions*), which resulted in the recognition of $24,188 in goodwill. The operations of the IDS Acquisition are being integrated into Woodward's Energy reportable segment.

During the first quarter of fiscal year 2011, Woodward negotiated a lease settlement that was favorable in comparison to the previously recorded restructuring accrual established in purchase accounting in connection with the fiscal year 2009 acquisition of MPC. The resulting benefit of $103 was recorded as a reduction to goodwill.

Adjustments recorded in fiscal year 2010 represent changes in the estimated values of assets acquired and liabilities assumed in purchase accounting, related to the acquisition of HRT (see Note 4, *Business acquisitions and dispositions*).

Woodward tests goodwill for impairment at the reporting unit level on an annual basis and more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The impairment tests consist of comparing the implied fair value of each identified reporting unit with its carrying amount including goodwill. If the carrying amount of the reporting unit exceeds its implied fair value, Woodward compares the implied fair value of goodwill with the recorded carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value of goodwill, an impairment loss would be recognized to reduce the carrying amount to its implied fair value. There was no impairment charge recorded in fiscal years 2011, 2010, or 2009.

In the fourth quarter of fiscal year 2011, Woodward changed its goodwill testing date for all of its reporting units from March 31 to July 31. The change in the goodwill impairment test date is preferable as it better aligns the impairment testing procedures with the completion of the annual financial and strategic planning process. As a result, during fiscal year 2011, Woodward tested its goodwill for impairment as of March 31, 2011 and July 31, 2011 and concluded that there was no impairment of the carrying value of the goodwill. This change in accounting principle did not accelerate, delay, avoid, or cause a goodwill impairment charge. Due to significant judgments and estimates that are utilized in a goodwill impairment analysis, Woodward determined it was impracticable to objectively determine projected cash flows and related valuation estimates as of each July 31 for periods prior to July 31, 2011. As such, Woodward has prospectively applied the change in the annual goodwill impairment testing date from July 31, 2011.

As of March 31 and July 31, 2011, Woodward determined its Turbine Systems, Airframe Systems and Engine Systems operating segments represented individual reporting units. Woodward determined its Electrical Power Systems operating segment included three components that represented reporting units as of March 31, 2011 and four components that represented reporting units as of July 31, 2011 due to the acquisition of IDS.

The fair value of each of Woodward's reporting units was determined using a discounted cash flow method. This method represents a Level 3 input and incorporates various estimates and assumptions, the most significant being projected revenue growth rates, operating earnings margins, and forecasted cash flows based on the discount rate and terminal growth rate. Management projects revenue growth rates, operating earnings margins and cash flows based on each reporting unit's current operational results, expected performance and operational strategies over a five or ten-year period. These projections are adjusted to reflect current economic conditions and the demand for certain products and require considerable management judgment.

Forecasted cash flows used in the July 31, 2011 impairment test were discounted using weighted average cost of capital assumptions from 10.0% to 10.2%. The terminal values of the forecasted cash flows were calculated using the Gordon Growth Model and assumed an annual compound growth rate after five or ten years of 4.3%. Forecasted cash flows for the March 31 impairment testing were discounted using a weighted average cost of capital assumption of 11.3% and an annual compound growth rate after five years of 4.4%. These inputs, which are unobservable in the market, represent management's best estimate of what market participants would use in determining the present value of the Company's forecasted cash flows. Changes in these estimates and assumptions can have a significant impact on the fair value of forecasted cash flows. Woodward evaluated the reasonableness of the reporting units resulting fair values utilizing a market multiple method.

The results of Woodward's goodwill impairment tests performed as of July 31, 2011 indicated the estimated fair value of each reporting unit was substantially in excess of its carrying value, and accordingly, no impairment existed

As part of the Company's ongoing monitoring efforts, Woodward will continue to consider the global economic environment and its potential impact on Woodward's business in assessing goodwill recoverability. There can be no assurance that Woodward's estimates and assumptions regarding forecasted cash flows of certain reporting units, the period or strength of the current economic recovery, or the other inputs used in forecasting the present value of forecasted cash flows will prove to be accurate projections of future performance.

Note 11. Other intangibles—net

	September 30, 2011			September 30, 2010		
	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
Customer relationships:						
Aerospace	$ 205,171	$ (41,652)	$ 163,519	$ 205,181	$ (24,898)	$ 180,283
Energy	41,991	(23,696)	18,295	38,611	(20,908)	17,703
Total	$ 247,162	$ (65,348)	$ 181,814	$ 243,792	$ (45,806)	$ 197,986
Intellectual property:						
Aerospace	$ -	$ -	$ -	$ -	$ -	$ -
Energy	20,162	(11,918)	8,244	20,215	(10,555)	9,660
Total	$ 20,162	$ (11,918)	$ 8,244	$ 20,215	$ (10,555)	$ 9,660
Process technology:						
Aerospace	$ 71,691	$ (15,380)	$ 56,311	$ 71,696	$ (10,386)	$ 61,310
Energy	23,451	(7,657)	15,794	15,805	(6,107)	9,698
Total	$ 95,142	$ (23,037)	$ 72,105	$ 87,501	$ (16,493)	$ 71,008
Other intangibles:						
Aerospace	$ 39,635	$ (34,655)	$ 4,980	$ 39,638	$ (27,595)	$ 12,043
Energy	2,621	(867)	1,754	1,970	(518)	1,452
Total	$ 42,256	$ (35,522)	$ 6,734	$ 41,608	$ (28,113)	$ 13,495
Total intangibles:						
Aerospace	$ 316,497	$ (91,687)	$ 224,810	$ 316,515	$ (62,879)	$ 253,636
Energy	88,225	(44,138)	44,087	76,601	(38,088)	38,513
Consolidated Total	$ 404,722	$ (135,825)	$ 268,897	$ 393,116	$ (100,967)	$ 292,149

	Year Ending September 30,		
	2011	2010	2009
Amortization expense	$ 34,993	$ 35,114	$ 26,120

Future amortization expense associated with intangibles is expected to be:

Year Ending September 30:	
2012	$ 32,872
2013	30,521
2014	27,370
2015	24,861
2016	23,060
Thereafter	130,213
	$ 268,897

Note 12. Credit facilities and short-term borrowings

As of September 30, 2011, Woodward's short-term borrowings and availability under its various short-term credit facilities follows:

	Total availability	Outstanding letters of credit and guarantees	Outstanding borrowings	Remaining availability
Revolving credit facility	$ 225,000	$ (4,882)	$ -	$ 220,118
Foreign lines of credit and overdraft facilities	10,526	-	-	10,526
Foreign performance guarantee facilities	9,736	(2,730)	-	7,006
Foreign pooling arrangement facility	5,279	-	-	5,279
	$ 250,541	$ (7,612)	$ -	$ 242,929

Woodward has a $225,000 revolving credit facility related to unsecured financing arrangements with a syndicate of U.S. banks. The revolving credit facility agreement provides for an option to increase available borrowings to $350,000, subject to the lenders' participation, and has an expiration date of October 2012. The interest rate on borrowings under the revolving credit facility agreement varies with LIBOR, the federal funds rate, or the prime rate. The revolving credit facility agreement contains certain covenants customary with such agreements, which are generally consistent with the covenants applicable to Woodward's long-term debt agreements, and contains customary events of default including certain cross default provisions related to Woodward's other outstanding debt arrangements in excess of $15,000, the occurrence of which would permit the lenders to accelerate the amounts due thereunder. Management believes that Woodward was in compliance with all its debt covenants at September 30, 2011.

Woodward also has various foreign lines of credit and foreign overdraft facilities at various financial institutions, which are generally reviewed annually for renewal and are subject to the usual terms and conditions applied by the financial institutions. Pursuant to the terms of the related facility agreements, Woodward's foreign performance guarantee facilities are limited in use to providing performance guarantees to third parties. Pursuant to the terms of the related facility agreement, Woodward participates in a pooling arrangement whereby Woodward cash on deposit at certain foreign banks may serve as collateral for borrowings by other Woodward subsidiaries up to the total amounts deposited in the pool.

Short-term borrowings of $0 and $22,099 were outstanding as of September 30, 2011 and September 30, 2010, respectively.

Note 13. Long-term debt

Long-term debt consisted of the following:

	At September 30, 2011	At September 30, 2010
2008 Term loan – Variable rate of 1.78% at September 30, 2011, matures October 2013; unsecured	$ 64,375	$ 71,875
Series B notes – 5.63%, due October 2013; unsecured	100,000	100,000
Series C notes – 5.92%, due October 2015; unsecured	50,000	50,000
Series D notes – 6.39%, due October 2018; unsecured	100,000	100,000
Series E notes – 7.81%, due April 2016; unsecured	57,000	57,000
Series F notes – 8.24%, due April 2019; unsecured	43,000	43,000
Senior notes – 6.39%, due October 2011; unsecured	10,714	21,429
Term notes – 5.95%, due June 2012; secured by land and buildings	157	369
Fair value hedge adjustment for unrecognized discontinued hedge gains	3	70
Total long-term debt	425,249	443,743
Less: current portion	(18,374)	(18,493)
Long-term debt, less current portion	$ 406,875	$ 425,250

Under certain circumstances, the interest rate on each series of the Series B, C and D Notes is subject to increase if Woodward's leverage ratio of consolidated net debt to consolidated earnings before interest, taxes, depreciation and amortization, plus any unusual non-cash charges to the extent deducted in computing net income minus any unusual non-cash gains to the extent added in computing net income ("Debt Covenant EBITDA") increases beyond a ratio of 3.5:1.0.

Required future principal payments of outstanding long-term debt as of September 30, 2011 are as follows:

Year Ending September 30:	
2012	$ 18,371
2013	7,500
2014	149,375
2015	-
2016	107,000
Thereafter	143,000
	$ 425,246

The current portion of long-term debt includes $3 at September 30, 2011 compared to $67 at September 30, 2010 related to the fair value hedge adjustment for unrecognized discontinued hedge gains on certain interest rate swaps entered into in 2002 in connection with the issuance of the senior notes due in October 2011.

The 2008 term loan, the Series B, C, D, E and F Notes (together, the "Notes") and the senior notes due October 2011 are held by multiple institutions. The term notes are held by banks in Germany.

Woodward's obligations under the 2008 term loan, the Notes, and the senior notes due October 2011 are guaranteed by Woodward FST, Inc., MPC Products Corporation and Woodward HRT, Inc., each of which is a wholly owned subsidiary of Woodward.

Certain financial and other covenants under Woodward's debt agreements contain customary restrictions on the operation of its business. In the event of non-compliance with these covenants, certain additional restrictions might apply, including restrictions on the Company's ability to pay dividends or make distributions on its capital stock. Management believes that Woodward was in compliance with the covenants under the long-term debt agreements at September 30, 2011.

2008 Term Loan

In October 2008, Woodward entered into a term loan credit agreement (the "2008 Term Loan Credit Agreement"), by and among Woodward; the institutions from time to time parties thereto as lenders; and JPMorgan Chase Bank, National

Association as administrative agent; which provides for an initial $150,000 unsecured term loan facility, and may, from time to time, be expanded by up to $50,000 of additional indebtedness, subject to the Company's compliance with certain conditions and the lenders' participation. The 2008 Term Loan Credit Agreement bears interest at LIBOR plus 1.00% to 2.25%, requires quarterly principal payments of $1,875, and can be prepaid, or prepaid and terminated, without penalty.

The 2008 Term Loan Credit Agreement contains customary terms and conditions, including, among others, covenants that place limits on the Company's ability to incur liens on assets, incur additional debt (including a leverage or coverage based maintenance test), transfer or sell the Company's assets, merge or consolidate with other persons, make certain investments, make certain restricted payments, and enter into material transactions with affiliates. The 2008 Term Loan Credit Agreement contains financial covenants requiring that (a) the Company's ratio of consolidated net debt to Debt Covenant EBITDA, not exceed a ratio of 3.5:1.0 and (b) the Company have a minimum consolidated net worth of $400,000, plus 50% of net income for any fiscal year and 50% of the net proceeds of certain issuances of capital stock, in each case on a rolling four quarter basis. The 2008 Term Loan Credit Agreement also contains customary events of default, including certain cross-default provisions related to Woodward's other outstanding debt arrangements in excess of $15,000, the occurrence of which would permit the lenders to accelerate the amounts due thereunder.

Series B, C, D, E and F Notes

In October 2008, Woodward entered into a note purchase agreement (the "2008 Note Purchase Agreement") relating to the Series B, C, and D Notes. In April 2009, Woodward entered into a note purchase agreement (the "2009 Note Purchase Agreement" and, together with the 2008 Note Purchase Agreement, the "Note Purchase Agreements") relating to the Series E and F Notes.

The Notes have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Holders of the Notes do not have any registration rights.

Woodward's obligations under the Notes rank equal in right of payment with all of Woodward's other unsecured unsubordinated debt, including its outstanding debt under the 2008 Term Loan Credit Agreement, revolving credit facility (see Note 12, *Credit facilities and short-term borrowings)* and note purchase agreement relating to the senior notes due October 2011.

The Note Purchase Agreements contain customary restrictive covenants, including, among other things, covenants that place limits on Woodward's ability to incur liens on assets, incur additional debt (including a leverage or coverage based maintenance test), transfer or sell Woodward's assets, merge or consolidate with other persons, and enter into material transactions with affiliates. The Note Purchase Agreements also contain customary events of default, including certain cross-default provisions related to Woodward's other outstanding debt arrangements in excess of $25,000 with respect to the 2008 Note Purchase Agreement and $30,000 with respect to the 2009 Note Purchase Agreement, the occurrence of which would permit the holders of the respective Notes to accelerate the amounts due.

The 2008 Note Purchase Agreement contains financial covenants requiring that Woodward's (a) ratio of consolidated net debt to consolidated Debt Covenant EBITDA not exceed a ratio of 4.0:1.0 during any material acquisition period, or a ratio of 3.5:1.0 at any other time on a rolling four quarter basis and (b) consolidated net worth at any time equal or exceed $425,000 plus 50% of consolidated net earnings for each fiscal year beginning with the fiscal year ending September 30, 2008. Additionally, under the 2008 Note Purchase Agreement, Woodward may not permit the aggregate amount of priority debt to at any time exceed 20% of its consolidated net worth at the end of the then most recently ended fiscal quarter. Priority debt generally refers to certain unsecured debt of Woodward's subsidiaries and all debt of Woodward and its subsidiaries secured by liens other than certain permitted liens.

The 2009 Note Purchase Agreement contains financial covenants requiring that Woodward's (a) ratio of consolidated net debt to consolidated Debt Covenant EBITDA not exceed a ratio of 3.5:1.0 at any time on a rolling four quarter basis, and (b) consolidated net worth at all times equal or exceed $485,940 plus 50% of consolidated net earnings for each fiscal year beginning with the fiscal year ending September 30, 2009. Additionally, under the 2009 Note Purchase Agreement, Woodward may not permit the aggregate amount of priority debt to at any time exceed 20% of its consolidated net worth at the end of the then most recently ended fiscal quarter. Priority debt generally refers to certain unsecured debt of Woodward's subsidiaries and all debt of Woodward and its subsidiaries secured by liens other than certain permitted liens.

Woodward is permitted at any time, at its option, to prepay all, or from time to time prepay any part of, the then outstanding principal amount of any series of the Notes at 100% of the principal amount of the series of the Notes to be prepaid (but, in the case of partial prepayment, not less than $1,000), together with interest accrued on such amount to be prepaid to the date of payment, plus any applicable make-whole amount. The make-whole amount is computed by discounting the remaining scheduled payments of interest and principal of the Notes being prepaid at a discount rate equal to the sum of 50 basis points and the yield to maturity of U.S. Treasury securities having a maturity equal to the remaining average life of the Notes being prepaid.

Debt Issuance Costs

During the fiscal year ending September 30, 2009, Woodward incurred $5,892 of debt issuance costs, which are being amortized using the effective interest method or patterns that approximate the effective interest method, over the term of the debt to which the costs relate. The related amortization is recognized as interest expense. Recognition of interest expense on the debt issuance costs associated with the 2009 term loan, which was paid-off in full and terminated in 2010, were accelerated and the remaining unamortized amount of debt issuance costs associated with the 2009 term loan were recognized in 2010. Amounts recognized as interest expense from the amortization of debt issuance costs were $764 in fiscal year 2011, $1,515 in fiscal year 2010, and $2,031 in fiscal year 2009. Woodward had $2,153 of unamortized debt issuance costs as of September 30, 2011 and $2,917 of unamortized debt issuance costs as of September 30, 2010. Amortization of debt issuance costs is included in operating activities in the Consolidated Statements of Cash Flows.

Note 14. Accrued liabilities

	At September 30, 2011		At September 30, 2010	
Salaries and other member benefits	$	70,965	$	43,598
Current portion of restructuring and other charges		2,489		4,862
Warranties		14,083		10,851
Interest payable		11,611		11,925
Accrued retirement benefits		2,560		2,748
Deferred revenues		8,160		12,376
Taxes, other than income		5,097		4,618
Other		18,551		18,074
	$	133,516	$	109,052

Warranties

Provisions of Woodward's sales agreements include product warranties customary to these types of agreements. Accruals are established for specifically identified warranty issues that are probable to result in future costs. Warranty costs are accrued on a non-specific basis whenever past experience indicates a normal and predictable pattern exists. Changes in accrued product warranties for the fiscal years ending September 30, 2011 and September 30, 2010 were as follows:

	At September 30, 2011		At September 30, 2010	
Warranties, beginning of period	$	10,851	$	10,005
Increases to accruals related to warranties during the period		5,402		5,555
Increases due to acquisition of IDS		2,250		-
Settlements of amounts accrued		(4,403)		(4,494)
Foreign currency exchange rate changes		(17)		(215)
Warranties, end of period	$	14,083	$	10,851

Restructuring and other charges

The main components of accrued non-acquisition related restructuring charges include workforce management costs associated with the early retirement and the involuntary separation of employees in connection with a strategic realignment of global workforce capacity. Restructuring charges related to business acquisitions include a number of items such as those associated with integrating similar operations, workforce management, vacating certain facilities, and the cancellation of some contracts.

During the three-months ending December 31, 2010, Woodward negotiated a lease settlement that was favorable in comparison to the previously recorded restructuring accrual established in purchase accounting in connection with the fiscal year 2009 acquisition of MPC. The resulting benefit of $103 was recorded as a non-cash charge to restructuring and a reduction to goodwill previously established at the time of the acquisition of MPC. During the three-months ending December 31, 2010, Woodward also modified its exit plan related to its Pacoima, California location. As a result, the

Company intends to occupy and continue operating from the Pacoima location for a longer period than originally anticipated. Accordingly, Woodward has reduced the anticipated exit costs by $1,513 for the Pacoima location.

During the fiscal year ended September 30, 2010, accrued restructuring charges were increased by $1,834 to reflect updated estimates of anticipated costs in connection with the HRT acquisition. The business acquisition related accrued restructuring charges of $5,446 as of September 30, 2010 relate primarily to the planned closing of the Pacoima, California facility as part of a decision to consolidate HRT's production facilities.

The summary of the activity in accrued restructuring charges during the fiscal years ending September 30, 2011 and 2010 is as follows:

	At September 30, 2011	At September 30, 2010
Non-acquisition related restructuring charges:		
Accrued restructuring charges, beginning of period	$ 667	$ 3,196
Payments	(279)	(2,027)
Non-cash adjustments	(22)	(463)
Foreign currency exchange rates	(1)	(39)
Accrued restructuring charges, end of period	$ 365	$ 667
Business acquisition restructuring charges:		
Accrued restructuring charges, beginning of period	$ 5,446	$ 9,668
Purchase accounting adjustments	-	1,834
Payments	(705)	(6,330)
Non-cash adjustments	(2,197)	274
Accrued restructuring charges, end of period	$ 2,544	$ 5,446
Total restructuring charges	$ 2,909	$ 6,113

Other liabilities included the following amounts of accrued restructuring charges not expected to be settled within twelve months:

	At September 30, 2011	At September 30, 2010
Non-current accrued restructuring charges	$ 420	$ 1,251

Note 15. Other liabilities

	September 30, 2011	September 30, 2010
Net accrued retirement benefits, less amounts recognized within accrued liabilities	$ 61,994	$ 66,288
Uncertain tax positions, net of offsetting benefits, less amounts recognized within accrued liabilities (Note 17)	14,078	8,720
Other	12,622	8,967
	$ 88,694	$ 83,975

Note 16. Other (income) expense, net

	Year Ending September 30,		
	2011	2010	2009
Net (gain) loss on sale of assets	$ 644	$ (131)	$ (1,093)
Rent income	(576)	(515)	(959)
Net gain on investments in deferred compensation program	(31)	(520)	(291)
Net (income) expense recognized in earnings on foreign currency derivatives (Note 6)	1,612	(681)	173
Other	(61)	56	(271)
	$ 1,588	$ (1,791)	$ (2,441)

For additional information regarding "Net (income) expense recognized in earnings on foreign currency derivatives" refer to Note 6, *Derivative instruments and hedging activities.*

Note 17. Income taxes

Income taxes consisted of the following:

	Year Ending September 30,		
	2011	2010	2009
Current:			
Federal	$ 48,041	$ 9,818	$ (8,006)
State	6,237	5,600	2,042
Foreign	9,743	13,112	18,441
Deferred			
Federal	(8,680)	13,789	16,436
State	(552)	1,681	848
Foreign	543	(287)	(1,701)
	$ 55,332	$ 43,713	$ 28,060

Earnings before income taxes by geographical area consisted of the following:

	Year Ending September 30,		
	2011	2010	2009
United States	$ 149,744	$ 103,771	$ 62,766
Other countries	37,823	51,104	59,710
	$ 187,567	$ 154,875	$ 122,476

Deferred income taxes presented in the Consolidated Balance Sheets are related to the following:

	At September 30,	
	2011	2010
Deferred tax assets:		
Retirement healthcare and early retirement benefits	$ 12,417	$ 13,176
Foreign net operating loss carryforwards	4,276	2,245
Inventory	18,194	13,425
Deferred compensation	14,223	12,293
Defined benefit pension	7,681	2,943
Other	21,054	27,581
Valuation allowance	(3,201)	(96)
Total deferred tax assets, net of valuation allowance	74,644	71,567
Deferred tax liabilities:		
Goodwill and intangibles - net	(103,393)	(96,267)
Other	(8,500)	(21,237)
Total deferred tax liabilities	(111,893)	(117,504)
Net deferred tax liabilities	$ (37,249)	$ (45,937)

Woodward has recorded a deferred tax asset of $4,276 as of September 30, 2011, reflecting the benefit of $25,024 in foreign net operating loss carryforwards. Of these carryforwards, $16,789 will expire by 2018 and is currently offset by a 100% valuation allowance; the net may be carried forward indefinitely.

At September 30, 2011, Woodward has not provided for taxes on undistributed foreign earnings of $113,788 that it considers indefinitely reinvested. These earnings could become subject to income taxes if they are remitted as dividends, are loaned to Woodward or any of Woodward's subsidiaries located in the United States, or if Woodward sells its stock in the foreign subsidiaries. However, the Company believes that foreign tax credits would largely offset any income tax that might otherwise be due.

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Both positive and negative evidence are considered in forming Woodward's judgment as to whether a valuation allowance is appropriate, and more weight is given to evidence that can be objectively verified. Valuation allowances are reassessed whenever there are changes in circumstances that may cause a change in judgment.

The reasons for the differences between Woodward's effective income tax rate and the United States statutory federal income tax rate were as follows:

	Year Ending September 30,		
Percent of pretax earnings	2011	2010	2009
Statutory tax rate	35.0 %	35.0 %	35.0 %
State income taxes, net of federal tax benefit	2.3	2.4	1.5
Foreign tax rate differences	(0.3)	(1.4)	(2.1)
Dividends on stock shares allocated to retirement savings plans	(0.3)	(0.4)	(0.5)
Research credit	(2.7)	(0.5)	(3.1)
Retroactive extension of research credit	(2.1)	-	(1.7)
Domestic production activities deduction	(2.1)	(0.9)	(0.3)
Adjustment of tax issues for previous periods and audit settlements	(0.2)	(5.9)	(6.6)
Other items, net	(0.1)	(0.1)	0.7
Effective tax rate	29.5 %	28.2 %	22.9 %

The changes in estimate of taxes for previous periods are primarily related to the favorable resolution of certain tax matters. There were favorable resolutions of tax matters of $2,148, $4,667 and $6,846 in the fiscal years ending September 30, 2011, September 30, 2010 and September 30, 2009.

Income taxes for the fiscal year ending September 30, 2011 included an expense reduction of $3,908 related to the retroactive extension of the U.S. research and experimentation tax credit.

During the fiscal year ending September 30, 2010, the Internal Revenue Service concluded an examination of Woodward's U.S. Federal income tax returns for fiscal years 2007 and 2008. Also during the fiscal year ending September 30, 2010, Woodward completed certain internal revaluation assessments and certain statutes of limitations expired. As a result, Woodward reduced its liability for unrecognized tax benefits during the fiscal year ending September 30, 2010 by a net favorable amount of $6,784.

A reconciliation of the beginning and ending amounts of gross unrecognized tax benefits follows:

Balance, September 30, 2008	$ 22,576
Tax positions related to the current year	1,431
Tax positions related to prior years	(556)
Lapse of applicable statute of limitations	(3,668)
Balance, September 30, 2009	19,783
Tax positions related to the current year	1,734
Tax positions related to prior years	(7,320)
Lapse of applicable statute of limitations	(3,611)
Balance, September 30, 2010	10,586
Tax positions related to the current year	4,264
Tax positions related to prior years	3,160
Lapse of applicable statute of limitations	(1,079)
Balance, September 30, 2011	$ 16,931

Worldwide unrecognized tax benefits included $3,517 recorded in connection with the IDS Acquisition.

The amounts of unrecognized tax benefits that would impact Woodward's effective tax rate if recognized, net of expected offsetting adjustments, were $14,078 at September 30, 2011 and $8,720 at September 30, 2010. At this time, Woodward estimates it is reasonably possible that the liability for unrecognized tax benefits will decrease by as much as $600 in the next twelve months due to the completion of reviews by tax authorities and the expiration of certain statutes of limitations.

Woodward recognizes interest and penalties related to unrecognized tax benefits in tax expense. Woodward had accrued interest and penalties of the following:

	At September 30,	
	2011	2010
Accrued interest and penalties	$ 1,989	$ 1,431

Woodward's tax returns are audited by U.S., state, and foreign tax authorities and these audits are at various stages of completion at any given time. Fiscal years remaining open to examination in significant foreign jurisdictions include 2003 and forward. Woodward has been subject to U.S. Federal income tax examinations for fiscal years through 2008. Woodward is subject to U.S. state income tax examinations for fiscal years 2007 and forward.

Note 18. Retirement benefits

Woodward provides various benefits to eligible members of the Company, including contributions to various defined contribution plans, pension benefits associated with defined benefit plans, postretirement medical benefits and postretirement life insurance benefits. Eligibility requirements and benefit levels vary depending on employee location.

<u>Defined contribution plans</u>

Substantially all U.S. employees are eligible to participate in the U.S. defined contribution plan. The U.S. defined contribution plan allows employees to defer part of their annual income for income tax purposes into their personal 401(k) accounts. The Company makes contributions to eligible employee accounts, which are also deferred for employee personal income tax purposes. Certain foreign employees are also eligible to participate in foreign plans.

The amount of expense associated with defined contribution plans totaled $16,927 in fiscal year 2011, $16,474 in fiscal year 2010, and $16,869 in fiscal year 2009.

Woodward operates one multiemployer plan for certain employees in the Netherlands. The amount of contributions associated with the multiemployer plan totaled $476 in fiscal year 2011, $495 in fiscal year 2010, and $550 in fiscal year 2009.

Defined benefit plans

Woodward has defined benefit plans which provide pension benefits for certain retired employees in the U.S., the United Kingdom, Japan and Switzerland. Approximately 1,000 current employees may receive future benefits under the plans and approximately 550 retired employees are eligible to receive future benefits or are currently receiving benefits. A September 30 measurement date is utilized to value plan assets and obligations for all of Woodward's defined benefit pension plans.

In connection with the acquisition of IDS in the third quarter of fiscal year 2011 (see Note 4, *Business acquisitions and dispositions*), Woodward assumed pension benefit obligations that contributed to increases in recognized expenses for the fiscal year ending September 30, 2011 compared to the fiscal year ending September 30, 2010. In addition, in connection with the acquisition of HRT in the third quarter of fiscal year 2009 (see Note 4, *Business acquisitions and dispositions*), Woodward assumed pension benefit obligations that contributed to increases in recognized expenses for the fiscal year ending September 30, 2010 compared to the fiscal year ending September 30, 2009.

Excluding the Woodward HRT Plan, the defined benefit plans in the U.S. were frozen in fiscal year 2007 and no additional employees may participate in the U.S. plans and no additional service costs will be incurred.

The actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of retirement pension benefits were as follows:

	2011		2010		2009	
United States:						
Weighted-average assumptions to determine benefit obligation at September 30:						
Discount rate	5.55	%	5.85	%	5.50	%
Rate of compensation increase	4.00		4.00		4.00	
Weighted-average assumptions to determine periodic benefit costs for years ending September 30:						
Discount rate	5.85		5.50		6.50	
Rate of compensation increase	4.00		4.00		n/a	
Long-term rate of return on plan assets	7.90		7.50		7.50	
United Kingdom:						
Weighted-average assumptions to determine benefit obligation at September 30:						
Discount rate	5.10	%	4.90	%	5.40	%
Rate of compensation increase	4.30		4.30		4.10	
Weighted-average assumptions to determine periodic benefit costs for years ending September 30:						
Discount rate	4.90		5.40		6.90	
Rate of compensation increase	4.30		4.10		4.70	
Long-term rate of return on plan assets	6.00		6.50		6.50	
Japan:						
Weighted-average assumptions to determine benefit obligation at September 30:						
Discount rate	1.50	%	1.25	%	1.75	%
Rate of compensation increase	2.00		2.00		2.50	
Weighted-average assumptions to determine periodic benefit costs for years ending September 30:						
Discount rate	1.25		1.75		1.90	
Rate of compensation increase	2.00		2.50		2.00	
Long-term rate of return on plan assets	3.00		3.30		3.11	
Switzerland:						
Weighted-average assumptions to determine benefit obligation at September 30:						
Discount rate	2.50	%	n/a	%	n/a	%
Rate of compensation increase	2.00		n/a		n/a	
Weighted-average assumptions to determine periodic benefit costs for years ending September 30:						
Discount rate	3.00		n/a		n/a	
Rate of compensation increase	2.00		n/a		n/a	
Long-term rate of return on plan assets	3.00		n/a		n/a	

The discount rate assumption is intended to reflect the rate at which the retirement benefits could be effectively settled based upon the assumed timing of the benefit payments. In the U.S., Woodward used a bond portfolio matching analysis based on recently traded, non-callable bonds rated AA or better, which have at least $50 million outstanding. In the United Kingdom, Woodward used the iBoxx AA-rated corporate bond index (applicable for bonds over 15 years) to determine a blended rate to use as the benchmark. In Japan, Woodward used Standard & Poors AA-rated corporate bond yields (applicable for bonds over 10 years) as the benchmark. In Switzerland, Woodward used high quality swap rates plus a credit spread of 0.36% as high quality swaps are available in Switzerland at various durations and trade at higher volumes than bonds. Woodward's assumed rates do not differ significantly from any of these benchmarks.

Compensation increase assumptions are based upon historical experience and anticipated future management actions.

In determining the long-term rate of return on plan assets, Woodward assumes that the historical long-term compound growth rates of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of the plan assets are factored into the determination of asset return assumptions.

Net periodic benefit costs consist of the following components reflected as expense in Woodward's Consolidated Statements of Earnings:

	Year Ending September 30,								
	United States			Other Countries			Total		
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Service cost	$ 3,433	$ 3,647	$ 1,409	$ 992	$ 784	$ 716	$ 4,425	$ 4,431	$ 2,125
Interest cost	5,646	4,890	2,964	2,284	2,261	2,175	7,930	7,151	5,139
Expected return on plan assets	(6,693)	(4,759)	(2,627)	(2,541)	(2,361)	(2,178)	(9,234)	(7,120)	(4,805)
Amortization of:									
Transition obligation	-	-	-	-	86	81	-	86	81
Net (gains) losses	312	583	337	900	753	135	1,212	1,336	472
Net prior service (benefit) cost	75	(260)	(259)	(9)	(8)	(7)	66	(268)	(266)
Settlement costs	-	-	-	-	345	-	-	345	-
Curtailment costs	-	165	-	-	-	237	-	165	237
Net periodic (benefit) cost	$ 2,773	$ 4,266	$ 1,824	$ 1,626	$ 1,860	$ 1,159	$ 4,399	$ 6,126	$ 2,983

Settlements costs were expensed in the fiscal years ending September 30, 2010 and 2009, respectively, as a result of normal attrition among participants in the Company's defined benefit plan in Japan. Woodward did not have any settlement costs in fiscal year 2011. Curtailment costs were associated with planned or actual workforce reduction actions.

The following tables provide a reconciliation of the changes in the projected benefit obligation and fair value of assets for the defined benefit pension plans:

	At or for the Year Ending September 30,					
	United States		Other Countries		Total	
	2011	2010	2011	2010	2011	2010
Changes in projected benefit obligation:						
Projected benefit obligation at beginning of year	$ 97,786	$ 89,551	$ 56,657	$ 53,450	$ 154,443	$ 143,001
Obligation assumed in IDS Acquisition	-	-	2,038	-	2,038	-
Service cost	3,433	3,647	992	784	4,425	4,431
Interest cost	5,646	4,890	2,284	2,261	7,930	7,151
Net actuarial (gains) losses	1,686	(2,877)	(3,498)	2,902	(1,812)	25
Contribution by participants	-	-	122	25	122	25
Benefits paid	(2,210)	(1,552)	(2,090)	(3,139)	(4,300)	(4,691)
Amounts paid by Company for Pension Protection Fund levy	-	-	(67)	-	(67)	-
Curtailment loss	-	165	-	-	-	165
Plan amendments	-	3,962	-	-	-	3,962
Foreign currency exchange rate changes	-	-	917	374	917	374
Projected benefit obligation at end of year	$ 106,341	$ 97,786	$ 57,355	$ 56,657	$ 163,696	$ 154,443
Changes in fair value of plan assets:						
Fair value of plan assets at beginning of year	$ 85,128	$ 64,102	$ 43,539	$ 40,726	$ 128,667	$ 104,828
Plan assets received in connection with IDS Acquisition	-	-	1,604	-	1,604	-
Actual return on plan assets	482	7,998	708	3,209	1,190	11,207
Contributions by the company	6,580	14,580	4,151	2,793	10,731	17,373
Contributions by plan participants	-	-	122	25	122	25
Benefits paid	(2,210)	(1,552)	(2,090)	(3,139)	(4,300)	(4,691)
Foreign currency exchange rate changes	-	-	333	(75)	333	(75)
Fair value of plan assets at end of year	$ 89,980	$ 85,128	$ 48,367	$ 43,539	$ 138,347	$ 128,667
Underfunded status at end of year	$ (16,361)	$ (12,658)	$ (8,988)	$ (13,118)	$ (25,349)	$ (25,776)

The Company's defined benefit pension plans in the United Kingdom, Japan and Switzerland represented $39,677, $15,140 and $2,538, respectively, of the total projected benefit obligation at September 30, 2011 and $37,546, $8,947 and $1,874, respectively, of the total fair value of plan assets at September 30, 2011.

Woodward makes periodic cash contributions to its defined pension plans based on applicable regulations in jurisdictions that oversee its various pension plans, if any, and other factors. Contributions in fiscal year 2010 included a $10,000 discretionary contribution to the U.S. plans.

The following tables provide the amounts recognized in the statement of financial position and accumulated comprehensive income for the defined benefit pension plans:

	At or for the Year Ending September 30,					
	United States		Other Countries		Total	
	2011	2010	2011	2010	2011	2010
Amounts recognized in statement of financial position consist of:						
Other non-current liabilities	$ (16,361)	$ (12,658)	$ (8,988)	$ (13,118)	$ (25,349)	$ (25,776)
Underfunded status at end of year	$ (16,361)	$ (12,658)	$ (8,988)	$ (13,118)	$ (25,349)	$ (25,776)
Amounts recognized in accumulated other comprehensive income consist of:						
Unrecognized net prior service (benefit) cost	$ 1,517	$ 1,593	$ (24)	$ (30)	$ 1,493	$ 1,563
Unrecognized net (gains) losses	16,769	9,183	13,779	15,963	30,548	25,146
Total amounts recognized	18,286	10,776	13,755	15,933	32,041	26,709
Deferred taxes	(6,949)	(4,095)	(4,763)	(5,585)	(11,712)	(9,680)
Amounts recognized in accumulated other comprehensive income	$ 11,337	$ 6,681	$ 8,992	$ 10,348	$ 20,329	$ 17,029

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

	At or for the Year Ending September 30,					
	United States		Other Countries		Total	
	2011	2010	2011	2010	2011	2010
Projected benefit obligation	$ (106,341)	$ (97,786)	$ (57,355)	$ (56,657)	$ (163,696)	$ (154,443)
Accumulated benefit obligation	(96,630)	(86,260)	(54,304)	(54,139)	(150,934)	(140,399)
Fair value of plan assets	89,980	85,128	48,367	43,539	138,347	128,667

Other changes in plan assets and benefit obligations recognized in other comprehensive income were as follows:

	Year Ending September 30,					
	United States		Other Countries		Total	
	2011	2010	2011	2010	2011	2010
Net (gain) loss	$ 7,897	$ (6,182)	$ (1,664)	$ 2,233	$ 6,233	$ (3,949)
Prior service (benefit) cost	-	3,963	-	-	-	3,963
Amortization of net gains (losses)	(312)	(583)	(899)	(753)	(1,211)	(1,336)
Amortization of transition obligation asset	-	-	-	(86)	-	(86)
Amortization of prior service benefit (cost)	(75)	260	9	8	(66)	268
Settlement loss	-	-	-	(345)	-	(345)
Foreign currency exchange rate changes	-	-	376	(60)	376	(60)
Total recognized in accumulated other comprehensive income	$ 7,510	$ (2,542)	$ (2,178)	$ 997	$ 5,332	$ (1,545)

The amounts expected to be amortized from Accumulated Other Comprehensive Income and reported as a component of net periodic benefit cost during fiscal year 2012 is as follows:

	United States	Other Countries	Total
Prior service (benefit) cost	$ 75	$ (9)	$ 66
Net actuarial (gains) losses	524	667	1,191

Pension benefit payments are made from the assets of the pension plans. Using foreign exchange rates as of September 30, 2011 and expected future service assumptions, it is anticipated that the future benefit payments will be as follows:

Year Ending September 30,	United States	Other Countries	Total
2012	$ 3,109	$ 2,468	$ 5,577
2013	3,581	2,673	6,254
2014	4,154	2,583	6,737
2015	4,732	2,925	7,657
2016	5,250	2,704	7,954
2017 – 2021	36,000	15,771	51,771

Woodward expects its pension plan contributions in fiscal year 2012 will be $600 in the U.S., $1,787 in the United Kingdom, $1,382 in Japan and $191 in Switzerland.

Defined benefit plan assets

The overall investment objective of the pension plan assets is to earn a rate of return over time which, when combined with Company contributions, satisfies the benefit obligations of the pension plans and maintains sufficient liquidity to pay benefits.

As the timing and nature of the plan obligations varies for each Company sponsored pension plan, investment strategies have been individually designed for each pension plan with a common focus on maintaining diversified investment portfolios that provide for long-term growth while minimizing the risk to principal associated with short-term market behavior. The strategy for each of the plans balances the requirements to generate returns, using investments expected to produce higher returns, such as equity securities, with the need to control risk within the pension plans using less volatile investment assets, such as debt securities. A strategy of more equity-oriented allocation is adopted for those plans which have a longer-term investment plan based on the timing of the associated benefit obligations.

A pension oversight committee is assigned by the Company to each pension plan, excluding the pension plans in Switzerland which are statutory plans. Among other responsibilities, each committee is responsible for all asset class allocation decisions. Asset class allocations, which are reviewed by the respective pension committee on at least an annual basis, are designed to meet or exceed certain market benchmarks which align with each plan's investment objectives. In evaluating the asset allocation choices, consideration is given to the proper long-term level of risk for each plan, particularly with respect to the long-term nature of each plan's liabilities, the impact of asset allocation on investment results and the corresponding impact on the volatility and magnitude of plan contributions and expense and the impact certain actuarial techniques may have on the plans' recognition of investment experience. From time to time, the plans may move outside the prescribed asset class allocation in order to meet significant liabilities with respect to one or more individuals approaching retirement.

Risks associated with the plan assets include interest rate fluctuation risk, market fluctuation risk, risk of default by debt issuers, and liquidity risk. To manage these risks, the assets are managed by established, professional investment firms and performance is evaluated regularly against specific benchmarks. Liability management and asset class diversification are central to the Company's risk management approach and overall investment strategy.

The assets of the U.S. plans are invested in actively managed mutual funds. The assets of the plan in Japan and the plan in the United Kingdom are invested in actively managed pooled investment funds. Each individual mutual fund or pooled investment fund has been selected based on the investment strategy of the related plan, which mirrors a specific asset class within the associated target allocation. The assets of the plans in Switzerland are insured through an insurance contract that guarantees a federally mandated annual rate of return. Pension plan assets at September 30, 2011 and 2010 do not include any direct investment in Woodward's common stock.

The asset allocations are monitored and rebalanced regularly by investment managers assigned to the individual pension plans. The actual allocations of pension plan assets and target allocation ranges by asset class, are as follows:

	At September 30,			
	2011		2010	
	Percentage of Plan Assets	Target Allocation Ranges	Percentage of Plan Assets	Target Allocation Ranges
United States:				
Asset Class				
Equity Securities	58.7%	39.7 - 79.7 %	49.8%	40.0 - 60.0 %
Debt Securities	41.1%	30.3 - 50.3 %	50.0%	40.0 - 60.0 %
Other	0.2%	0.0 %	0.2%	0.0%
	100.0%		100.0%	
United Kingdom:				
Asset Class				
Equity Securities	37.7%	40.0 - 60.0 %	40.7%	46.0 - 54.0 %
Debt Securities	62.2%	35.0 - 65.0 %	58.9%	46.5 - 53.5 %
Other	0.1%	0.0 %	0.4%	0.0 %
	100.0%		100.0%	
Japan:				
Asset Class				
Equity Securities	39.9%	36.0 - 44.0 %	55.2%	50.0 - 58.0 %
Debt Securities	59.2%	55.0 - 63.0 %	43.1%	41.0 - 49.0 %
Other	0.9%	0.0 - 2.0 %	1.7%	0.0 - 2.0 %
	100.0%		100.0%	
Switzerland:				
Asset Class				
Equity Securities	0.0%	0.0 %	n/a	n/a
Debt Securities	0.0%	0.0 %	n/a	n/a
Other	100.0%	100.0 %	n/a	n/a
	100.0%		n/a	

Actual allocations to each asset class vary from target allocations due to periodic market value fluctuations, investment strategy changes, and the timing of benefit payments and contributions.

The variance at September 30, 2010 in the Company's United Kingdom pension plan between the actual allocation and target allocation ranges is the result of a decision made by the plan trustees to invest a September 2007 £3,000 special contribution from the Company, into an index linked long-term government securities pooled fund. At September 30, 2010, the fair value of the assets held for the United Kingdom pension plan in the index linked long-term government securities pooled fund is approximately $5,707.

The following table presents Woodward's pension plan assets using the fair value hierarchy as of September 30, 2011. The fair value hierarchy established by U.S. GAAP prioritizes the inputs used to measure fair value into the following levels:

Level 1: Inputs based on quoted market prices in active markets for identical assets or liabilities at the measurement date.

Level 2: Quoted prices included in Level 1, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable and can be corroborated by observable market data.

Level 3: Inputs reflect management's best estimates and assumptions of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the valuation of the instruments.

	At September 30, 2011						
	Level 1		Level 2		Level 3		Total
	United States	Other Countries	United States	Other Countries	United States	Other Countries	
Asset Category:							
Cash and cash equivalents	$ 198	$ 125	$ -	$ -	$ -	$ -	$ 323
Mutual funds:							
U.S. corporate bond fund	36,958	-	-	-	-	-	36,958
U.S. equity large cap fund	29,169	-	-	-	-	-	29,169
International equity large cap growth fund	23,655	-	-	-	-	-	23,655
Pooled funds:							
Japanese equity securities	-	-	-	1,921	-	-	1,921
International equity securities	-	-	-	1,652	-	-	1,652
Japanese fixed income securities	-	-	-	3,958	-	-	3,958
International fixed income securities	-	-	-	1,336	-	-	1,336
Index linked U.K. equity fund	-	-	-	7,098	-	-	7,098
Index linked international equity fund	-	-	-	7,062	-	-	7,062
Index linked U.K. corporate bonds fund	-	-	-	13,255	-	-	13,255
Index linked U.K. government securities fund	-	-	-	3,646	-	-	3,646
Index linked U.K. long-term government securities fund	-	-	-	6,440	-	-	6,440
Insurance backed assets:							
Insurance backed assets	-	-	-	-	-	1,874	1,874
Total assets	$ 89,980	$ 125	$ -	$ 46,368	$ -	$ 1,874	$ 138,347

Cash and cash equivalents: Cash and cash equivalents held by the Company's pension plans are held on deposit with creditworthy financial institutions. The fair value of the cash and cash equivalents are based on the quoted market price of the respective currency in which the cash is maintained.

Pension assets invested in mutual funds: The assets of the Company's U.S. pension plans are invested in various mutual funds which invest in both equity and debt securities. The fair value of the mutual funds is determined based on the quoted market price of each fund.

Pension assets invested in pooled funds: The assets of the Company's Japan and United Kingdom pension plans are invested in pooled investment funds, which include both equity and debt securities. The assets of the United Kingdom pension plan are invested in index-linked pooled funds which aim to replicate the movements of an underlying market index to which the fund is linked. Fair value of the pooled funds is based on the net asset value of shares held by the plan as reported by the fund sponsors. All pooled funds held by plans outside of the U.S. are considered to be invested in international equity and debt securities. Although the underlying securities may be largely domestic to the plan holding the investment assets, the underlying assets are considered international from the perspective of the Company.

Pension assets invested in insurance backed assets: A reputable Swiss insurer insures the assets of the Company's Swiss pension plans. The insurance contract guarantees a federally mandated annual rate of return. The value of the plan assets is effectively the value of the insurance contract. The performance of the underlying assets held by the insurance company has no direct impact on the surrender value of the insurance contract. The insurance backed assets are not traded and therefore have no active market.

Other postretirement benefit plans

Woodward provides other postretirement benefits to its employees including postretirement medical benefits and life insurance benefits. Postretirement medical benefits are provided to certain current and retired employees and their covered dependants and beneficiaries in the U.S. and the United Kingdom. Benefits include the option to elect company provided medical insurance coverage to age 65 and a Medicare supplemental plan after age 65. Life insurance benefits are provided to certain retirees in the U.S. under frozen plans which are no longer available to current employees. A September 30 measurement date is utilized to value plan assets and obligations for Woodward's other postretirement benefit plans.

In connection with the acquisition of HRT (see Note 4, *Business acquisitions and dispositions*), Woodward assumed estimated benefit obligations of approximately $2,251 related to a Textron-sponsored postretirement medical benefit plan for certain former HRT employees. Participation in the assumed plan for retirees over age 65 is frozen. Active HRT employees have the opportunity to remain on the active employee plan and pay the full premium cost upon retirement.

The postretirement medical benefit plans, other than the assumed HRT plan, were frozen in fiscal year 2006 and no additional employees may participate in the plans. Generally, employees who had attained age 55 and had rendered 10 or more years of service before the plans were frozen were eligible for these postretirement medical benefits.

Certain participating retirees are required to contribute to the plans in order to maintain coverage. The plans, including the assumed HRT plan, provide postretirement medical benefits for approximately 1,100 retired employees and their covered dependants and beneficiaries and may provide future benefits to approximately 70 active employees and their covered dependants and beneficiaries, upon retirement, if the employees elect to participate. As the result of a plan amendment in fiscal year 2009, all the postretirement medical plans are fully insured for retirees who have attained age 65.

The actuarial assumptions used in measuring the net periodic benefit cost and plan obligations of postretirement benefits were as follows:

	2011	2010	2009
Weighted-average discount rate used to determine benefit obligation at September 30	5.54 %	5.84 %	5.50 %
Weighted-average discount rate used to determine net periodic benefit cost for years ended September 30	5.84	5.50	6.51

The discount rate assumption is intended to reflect the rate at which the postretirement benefits could be effectively settled based upon the assumed timing of the benefit payments. In the U.S., Woodward used a bond portfolio matching analysis based on recently traded, non-callable bonds rated AA or better, which have at least $50 million outstanding. In the United Kingdom, Woodward used the iBoxx AA-rated corporate bond index (applicable for bonds over 15 years) to determine a blended rate to use as the benchmark. Woodward's assumed rates do not differ significantly from any of these benchmarks.

Assumed healthcare cost trend rates at September 30, were as follows:

	2011	2010
Health care cost trend rate assumed for next year	8.0 %	8.5 %
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	5.0 %	5.0 %
Year that the rate reaches the ultimate trend rate	2018	2018

Healthcare costs have generally trended upward in recent years, sometimes by amounts greater than 5%. Assumed health care cost trend rates have a significant effect on the amounts reported for postretirement medical plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1% increase	1% decrease
Effect on projected fiscal year 2012 service and interest cost	$ 182	$ (159)
Effect on accumulated postretirement benefit obligation at September 30, 2011	3,107	(2,722)

Net periodic benefit costs consist of the following components reflected as expense in Woodward's Consolidated Statements of Earnings:

	Year Ending September 30,		
	2011	2010	2009
Service cost	$ 92	$ 120	$ 169
Interest cost	1,974	2,081	2,330
Amortization of:			
Net (gains) losses	128	189	97
Net prior service (benefit) cost	(871)	(1,249)	(3,232)
Net periodic (benefit) cost	$ 1,323	$ 1,141	$ (636)

The following table provides a reconciliation of the changes in the accumulated postretirement benefit obligation and fair value of assets for the postretirement benefits for the fiscal years ending September 30:

	Year Ending September 30,	
	2011	2010
Changes in projected benefit obligation:		
Projected benefit obligation at beginning of year	$ 37,222	$ 42,427
Service cost	92	120
Interest cost	1,974	2,081
Premiums paid by plan participants	2,133	2,274
Net actuarial (gains) losses	(3,146)	(3,932)
Benefits paid	(5,349)	(5,738)
Foreign currency exchange rate changes	(3)	(10)
Projected benefit obligation at end of year	$ 32,923	$ 37,222
Changes in fair value of plan assets:		
Fair value of plan assets at beginning of year	$ -	$ -
Contributions by the company	3,216	3,464
Premiums paid by plan participants	2,133	2,274
Benefits paid	(5,349)	(5,738)
Fair value of plan assets at end of year	$ -	$ -
Funded status at end of year	$ (32,923)	$ (37,222)

The Company's postretirement medical plan in the United Kingdom represents $509 of the total benefit obligation at September 30, 2011. The Company paid $46 in medical benefits to participants of the United Kingdom postretirement medical plan in fiscal year 2011.

During 2009, as part of Woodward's postretirement medical benefits, Woodward provided a prescription drug benefit in the U.S. that was at least actuarially equivalent to Medicare Part D. As a result, Woodward was entitled to a federal subsidy that was introduced by the Medicare Prescription Drug, Improvement, and Modernization Act of 2003. On January 1, 2009, Woodward converted its prescription drug benefit to a fully insured plan that was no longer eligible for additional federal subsidies.

The following tables provide the amounts recognized in the statement of financial position and accumulated comprehensive income for the postretirement plans:

	Year Ending September 30, 2011	2010
Amounts recognized in statement of financial position consist of:		
Accrued liabilities	$ (2,503)	$ (2,693)
Other non-current liabilities	(30,420)	(34,529)
Funded status at end of year	$ (32,923)	$ (37,222)
Amounts recognized in accumulated other comprehensive income consist of:		
Unrecognized net prior service (benefit) cost	$ (1,501)	$ (2,372)
Unrecognized net (gains) losses	(2,272)	1,001
Total amounts recognized	(3,773)	(1,371)
Deferred taxes	1,437	530
Amounts recognized in accumulated other comprehensive income	$ (2,336)	$ (841)

Woodward pays plan benefits from its general funds; therefore, there are no segregated plan assets as of September 30, 2011 or September 30, 2010.

The accumulated benefit obligation was as follows:

	Year Ending September 30, 2011	2010
Accumulated postretirement benefit obligation	$ (32,923)	$ (37,222)

Other changes in plan assets and benefit obligations recognized in other comprehensive income were as follows:

	Year Ending September 30 2011	2010
Net (gain) loss	$ (3,145)	$ (3,924)
Amortization of net (gains) losses	(128)	(189)
Amortization of prior service benefit (cost)	871	1,249
Total recognized in accumulated other comprehensive income	$ (2,402)	$ (2,864)

Using foreign currency exchange rates as of September 30, 2011 and expected future service, it is anticipated that the future Company contributions to pay benefits, excluding participate contributions, will be as follows:

Year Ending September 30,	
2012	$ 4,493
2013	4,763
2014	4,911
2015	4,834
2016	4,841
2017 – 2021	21,991

Note 19. Stockholders' equity

Common Stock

Holders of Woodward's common stock are entitled to receive dividends when and as declared by the Board of Directors and have the right to one vote per share on all matters requiring stockholder approval.

Dividends declared and paid during the 2011, 2010 and 2009 fiscal years were:

	Year Ending September 30,		
	2011	**2010**	**2009**
Dividends declared and paid	$ 18,581	$ 17,085	$ 16,864
Dividend per share amount	0.27	0.24	0.24

Stock Repurchase Program

In September 2007, the Board of Directors authorized the repurchase of up to $200,000 of Woodward's outstanding shares of common stock on the open market or in privately negotiated transactions over a three-year period ending in September 2010 (the "2007 Authorization"). Under the 2007 Authorization, Woodward has purchased a total of 55 shares with an aggregate purchase price of $1,515 and no shares of its common stock in fiscal year 2010 and fiscal year 2009, respectively.

In July 2010, the Board of Directors terminated the 2007 Authorization and approved a new stock repurchase plan that authorizes the repurchase of up to $200,000 of Woodward's outstanding shares of common stock on the open market or in privately negotiated transactions over a three-year period that will end in July 2013 (the "2010 Authorization"). Woodward purchased a total of 208 shares with an aggregate purchase price of $6,837 and 108 shares with an aggregate purchase price of $2,998 of its common stock under the 2010 Authorization in fiscal year 2011 and fiscal year 2010, respectively.

Stock-based compensation

Non-qualified stock option awards and restricted stock awards are granted to key management members and directors of the Company. The grant date for these awards is used for the measurement date. Vesting would be accelerated in the event of retirement, disability, or death of a participant, or change in control of the Company, as defined. These awards are valued as of the measurement date and are amortized on a straight-line basis over the requisite vesting period for all awards, including awards with graded vesting. Stock for exercised stock options and for restricted stock awards is issued from treasury stock shares.

Provisions governing the outstanding awards are included in the 2006 Omnibus Incentive Plan (the "2006 Plan") and the 2002 Stock Option Plan (the "2002 Plan"). The 2006 Plan was approved by stockholders and became effective on January 25, 2006. No further grants will be made under the 2002 Plan. The 2006 Plan made 7,410 stock shares available for grants made on or after January 25, 2006, to members and directors of the Company, subject to annual award limits as specified in the 2006 Plan. In October 2008, Woodward granted restricted stock from treasury stock shares to eligible management employees of MPC pursuant to the 2006 Plan. There were 4,550 stock shares available for future grants as of September 30, 2011.

Stock-based compensation expense recognized was as follows:

	Year Ending September 30,		
	2011	2010	2009
Employee stock-based compensation expense	$ 6,590	$ 6,686	$ 5,499

Stock options

Stock option awards are granted with an exercise price equal to the market price of Woodward's stock at the date of grant, and generally with a four-year graded vesting schedule and term of 10 years.

The fair value of options granted was estimated on the date of grant using the Black-Scholes-Merton option-valuation model using the assumptions in the following table. The estimated dividend yield is based upon Woodward's historical dividend practice and the market value of it common stock. The risk-free rate is based on the U.S. treasury yield curve, for periods within the contractual life of the stock option, at the time of grant.

	Year Ending September 30,		
	2011	2010	2009
Expected term	5.8 - 8.7 years	6.5 years	7 years
Estimated volatility	48% - 54%	51.0%	43.0%
Estimated dividend yield	1.0% - 1.3%	1.4%	1.4%
Risk-free interest rate	1.8% - 2.6%	3.4%	3.1%
Weighted-average forfeiture rate	0% - 7.8%	7.9%	8.2%

Woodward calculates the expected term based upon historical experience of plan participants and represents the period of time that stock options granted are expected to be outstanding. Expected volatility is based on historical volatility using daily stock price observations. Historical company information is the primary basis for selection of the expected dividend yield. The risk-free rate is based on the U.S. treasury yield curve, for periods within the contractual life of the stock option, at the time of grant.

The weighted average grant date fair value of options granted follows:

	Year Ending September 30,		
	2011	2010	2009
Weighted-average grant date fair value of options	$ 15.00	$ 11.04	$ 7.73

The following is a summary of the activity for stock option awards during the fiscal year ending September 30, 2011:

	Number	Weighted-Average Exercise Price
Balance at September 30, 2010	4,011	$ 16.87
Options granted	709	32.10
Options exercised	(451)	9.75
Options expired unexercised	(2)	32.73
Options forfeited	(39)	26.61
Balance at September 30, 2011	4,228	20.12

Exercise prices of stock options outstanding as of September 30, 2011 range from $6.15 to $35.00.

Changes in nonvested stock options during the fiscal year ending September 30, 2011 were as follows:

	Number	Weighted-Average Exercise Price
Balance at September 30, 2010	1,256	$ 23.37
Options granted	709	32.10
Options vested	(558)	23.57
Options forfeited	(39)	26.61
Balance at September 30, 2011	1,368	27.71

At September 30, 2011, there was $9,964 of unrecognized compensation cost related to nonvested stock options, which Woodward expects to recognize over a weighted-average period of approximately 2.5 years.

Information about stock options that have vested, or are expected to vest, and are exercisable at September 30, 2011, were as follows:

	Number	Weighted-Average Exercise Price	Weighted-Average Remaining Life in Years	Aggregate Intrinsic Value
Options outstanding	4,228	$ 20.12	5.5	$ 36,390
Options expected to vest	1,302	27.70	8.3	3,065
Options exercisable	2,860	16.44	4.2	33,130

Other information follows:

	Year Ending September 30,		
	2011	2010	2009
Total fair value of stock options vested	$ 5,587	$ 3,786	$ 4,344
Total intrinsic value of options exercised	10,145	14,083	8,695
Cash received from exercises of stock options	4,402	6,084	3,922
Excess tax benefit realized from exercise of stock options	3,558	5,115	2,695

Restricted stock

In connection with Woodward's acquisition of MPC Products, restricted stock awards were granted with a two-year graded vesting schedule. The restricted stock shares participated in dividends during the vesting period. The fair value of restricted stock granted were estimated using the closing price of Woodward common stock on the grant date. No restricted stock was issued prior to fiscal year 2009.

Changes in the restricted stock awards during the fiscal year ending September 30, 2011 were as follows:

	Number	Weighted-Average Grant Date Fair Value per Share
Balance at September 30, 2010	70	$ 33.49
Shares granted	-	n/a
Shares vested	(70)	33.49
Shares forfeited	-	n/a
Balance at September 30, 2011	-	n/a

Note 20. Commitments and contingencies

Woodward has entered into operating leases for certain facilities and equipment with terms in excess of one year under agreements that expire at various dates. Some leases require the payment of property taxes, insurance, and maintenance costs in addition to rental payments. Future minimum rental payments required under these leases, excluding available option renewals, are as follows:

Year Ending September 30,	
2012	$ 7,219
2013	5,583
2014	4,706
2015	3,620
2016	2,814
Thereafter	7,508
Total	$ 31,450

Rent expense for all operating leases totaled:

	Year Ending September 30,		
	2011	2010	2009
Rent expense	$ 10,159	$ 9,604	$ 11,155

Woodward enters into unconditional purchase obligation arrangements (i.e. issuance of purchase orders, obligations to transfer funds in the future for fixed or minimum quantities of goods or services at fixed or minimum prices, such as "take-or-pay" contracts) in the normal course of business to ensure that adequate levels of sourced product are available to Woodward. Future minimum unconditional purchase obligations are as follows:

Year Ending September 30,	
2012	$ 242,735
2013	9,383
2014	376
2015	5
2016	-
Thereafter	-
Total	$ 252,499

Woodward also has business commitments made to certain customers to perform under long-term product development projects, some of which may result in near-term financial losses. Such losses, if any, are considered to be a period cost and are recognized as incurred.

Woodward is currently involved in claims, pending or threatened litigation or other legal proceedings, investigations or regulatory proceedings arising in the normal course of business, including, among others, those relating to product liability claims, employment matters, workman's compensation claims, contractual disputes, product warranty claims and alleged violations of various laws and regulations. Woodward has accrued for individual matters that it believes are likely to result in a loss when ultimately resolved using estimates of the most likely amount of loss.

Woodward is partially self-insured in the U.S. for healthcare and workman's compensation up to predetermined amounts, above which third party insurance applies. Management regularly reviews the probable outcome of these claims and proceedings, the expenses expected to be incurred, the availability and limits of the insurance coverage, and the established accruals for liabilities.

While the outcome of pending claims, proceedings and investigations cannot be predicted with certainty, management believes that any liabilities that may result from these claims, proceedings and investigations will not have a material adverse effect on the Company's liquidity, financial condition, or results of operations.

In connection with the sale of the F&P product line during fiscal year 2009, Woodward assigned to a subsidiary of the purchaser its rights and responsibilities related to certain contracts with the U.S. Government. Woodward provided to the U.S. Government a customary guarantee of the purchaser's subsidiary's obligations under the contracts. The purchaser and its affiliates have agreed to indemnify Woodward for any liability incurred with respect to the guarantee.

In the event of a change in control of Woodward, as defined in change-in-control agreements with its current corporate officers, Woodward may be required to pay termination benefits to such officers.

Note 21. Segment information

Effective with the Company's September 30, 2011 financial reporting, Woodward completed a realignment of its reportable segments to correspond with senior management's global strategic focus on the markets Woodward serves – the aerospace market and the energy market. Woodward serves these markets through its two reportable segments - Aerospace and Energy. All information in this Annual Report on Form 10-K, including comparative financial information, has been retrospectively revised to reflect the realignment of the reportable segments. Woodward uses reportable segment information internally to manage its business, including the assessment of business segment performance and decisions for the allocation of resources between segments.

Woodward's Aerospace segment combines the aircraft propulsion portion of the former Turbine Systems business group, now referred to as the Aircraft Turbine Systems business group, with the Airframe Systems business group. Woodward's Energy segment combines the industrial turbine portion of the former Turbine Systems business group, now referred to as the Industrial Turbomachinery Systems business group, with the Engine Systems and Electrical Power Systems business groups.

Woodward evaluates segment profit or loss based on internal performance measures for each segment in a given period. In connection with that assessment, Woodward excludes matters such as charges for restructuring costs, interest income and expense, and certain gains and losses from asset dispositions.

A summary of total segment net sales and consolidated earnings before income taxes follows:

	Year Ending September 30,		
	2011	2010	2009
Segment external net sales:			
Aerospace	$ 843,032	$ 769,379	$ 704,771
Energy	868,670	687,651	725,354
Total consolidated net sales	$ 1,711,702	$ 1,457,030	$ 1,430,125
Segment earnings:			
Aerospace	$ 129,502	$ 112,171	$ 104,550
Energy	113,872	94,014	96,938
Total segment earnings	243,374	206,185	201,488
Nonsegment expenses	(30,942)	(22,434)	(46,514)
Interest expense, net	(24,865)	(28,876)	(32,498)
Consolidated earnings before income taxes	$ 187,567	$ 154,875	$ 122,476

Segment assets consist of accounts receivable, inventories, property, plant, and equipment - net, goodwill, and other intangibles - net. A summary of consolidated total assets, consolidated depreciation and amortization and consolidated capital expenditures follows:

	At or for the year ending September 30,		
	2011	2010	2009
Segment assets:			
Aerospace	$ 1,036,797	$ 994,868	$ 1,042,956
Energy	569,929	461,900	439,167
Total segment assets	1,606,726	1,456,768	1,482,123
Unallocated corporate property, plant and equipment, net	8,556	6,111	6,857
Other unallocated assets	166,152	200,354	207,442
Consolidated total assets	$ 1,781,434	$ 1,663,233	$ 1,696,422
Segment depreciation and amortization:			
Aerospace	$ 50,167	$ 50,611	$ 38,643
Energy	21,691	21,165	22,452
Total segment depreciation and amortization	71,858	71,776	61,095
Unallocated corporate amounts	3,535	3,840	2,853
Consolidated depreciation and amortization	$ 75,393	$ 75,616	$ 63,948
Segment capital expenditures:			
Aerospace	$ 34,007	$ 13,744	$ 11,612
Energy	14,168	11,578	15,158
Total segment capital expenditures	48,175	25,322	26,770
Unallocated corporate amounts	80	2,782	2,177
Consolidated capital expenditures	$ 48,255	$ 28,104	$ 28,947

Sales to General Electric were made by all of Woodward's reportable segments and totaled approximately 14% of net sales in fiscal year 2011, 15% of net sales in fiscal year 2010, and 17% of net sales in fiscal year 2009. Accounts receivable from General Electric totaled approximately 11% and 14% of accounts receivable at September 30, 2011 and 2010, respectively.

External net sales by geographical area, as determined by the location of the customer invoiced, were as follows:

	Year Ending September 30,		
	2011	2010	2009
United States	$ 874,791	$ 797,826	$ 730,545
Europe	473,054	377,094	406,910
Asia	264,493	191,761	188,958
Other countries	99,364	90,349	103,712
Consolidated external net sales	$ 1,711,702	$ 1,457,030	$ 1,430,125

Property, plant, and equipment - net by geographical area, as determined by the physical location of the assets, were as follows:

	At September 30, 2011	At September 30, 2010
United States	$ 149,295	$ 135,826
Germany	28,385	29,340
Other countries	29,045	28,358
Consolidated property, plant and equipment	$ 206,725	$ 193,524

Note 22. Supplemental quarterly financial data (Unaudited)

Quarterly results for the fiscal years ending September 30, 2011 and September 30, 2010 follow:

	2011 Fiscal Quarters			
	First	Second	Third	Fourth
Net sales	$ 365,075	$ 418,866	$ 438,467	$ 489,294
Gross margin (1)	103,898	126,346	134,026	149,279
Earnings before income taxes	31,475	46,487	50,855	58,750
Net Earnings:				
Net earnings attributable to Woodward (2)	22,399	32,090	36,056	41,690
Net earnings attributable to noncontrolling interests	-	-	-	-
Earnings per share attributable to Woodward:				
Basic earnings per share attributable to Woodward	0.33	0.47	0.52	0.61
Diluted earnings per share attributable to Woodward	0.32	0.46	0.51	0.60
Cash dividends per share	0.06	0.07	0.07	0.07

	2010 Fiscal Quarters			
	First	Second	Third	Fourth
Net sales	$ 339,308	$ 349,352	$ 356,367	$ 412,003
Gross margin (1)	99,756	105,036	106,401	124,321
Earnings before income taxes	31,490	35,818	38,052	49,515
Net Earnings:				
Net earnings attributable to Woodward (2)	22,356	24,068	31,745	32,675
Net earnings (losses) attributable to noncontrolling interests	90	108	120	-
Earnings per share attributable to Woodward:				
Basic earnings per share attributable to Woodward	0.33	0.35	0.46	0.48
Diluted earnings per share attributable to Wooward	0.32	0.34	0.45	0.47
Cash dividends per share	0.06	0.06	0.06	0.06

Notes:

1. *Gross margin represents net sales less cost of goods sold excluding amortization expense.*
2. *Woodward recognized $6,416 of benefit, in the third quarter of fiscal year 2010, related to favorable resolutions of prior year tax matters and the completion of certain internal revaluation assessments.*

Quarterly results by segment for the fiscal years ending September 30, 2011 and September 30, 2010 follow:

	2011 Fiscal Quarters			
	First	Second	Third	Fourth
External net sales:				
Aerospace	$ 181,144	$ 204,945	$ 215,242	$ 241,701
Energy	183,931	213,921	223,225	247,593
Total	$ 365,075	$ 418,866	$ 438,467	$ 489,294
Segment earnings:				
Aerospace	$ 19,914	$ 33,241	$ 35,402	$ 40,945
Energy	24,503	26,941	29,251	33,177
Total	$ 44,417	$ 60,182	$ 64,653	$ 74,122
Earnings reconciliation:				
Total segment earnings	$ 44,417	$ 60,182	$ 64,653	$ 74,122
Nonsegment expenses	(6,564)	(7,481)	(7,554)	(9,343)
Interest expense, net	(6,378)	(6,214)	(6,244)	(6,029)
Consolidated earnings before income taxes	$ 31,475	$ 46,487	$ 50,855	$ 58,750

	2010 Fiscal Quarters			
	First	Second	Third	Fourth
External net sales:				
Aerospace	$ 180,384	$ 185,196	$ 191,150	$ 212,649
Energy	158,924	164,156	165,217	199,354
Total	$ 339,308	$ 349,352	$ 356,367	$ 412,003
Segment earnings:				
Aerospace	$ 26,204	$ 26,678	$ 28,564	$ 30,725
Energy	18,837	21,659	22,425	31,093
Total	$ 45,041	$ 48,337	$ 50,989	$ 61,818
Earnings reconciliation:				
Total segment earnings	$ 45,041	$ 48,337	$ 50,989	$ 61,818
Nonsegment expenses	(5,410)	(5,315)	(6,085)	(5,624)
Interest expense, net	(8,141)	(7,204)	(6,852)	(6,679)
Consolidated earnings before income taxes	$ 31,490	$ 35,818	$ 38,052	$ 49,515

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no disagreements or any reportable events requiring disclosure under Item 304(b) of Regulation S-K.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures, which are designed to ensure that information required to be disclosed in reports filed or submitted under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that we file or submit under the Act is accumulated and communicated to management, including our Principal Executive Officer (Thomas A. Gendron, Chief Executive Officer and President) and Principal Financial Officer (Robert F. Weber, Jr., Vice Chairman, Chief Financial Officer and Treasurer), as appropriate, to allow timely decisions regarding required disclosures.

Thomas A. Gendron and Robert F. Weber, Jr., evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this Form 10-K. Based on their evaluations, they concluded that our disclosure controls and procedures were effective as of September 30, 2011.

Furthermore, there have been no changes in our internal control over financial reporting during the fourth fiscal quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Annual Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting for the Company. We have evaluated the effectiveness of internal control over financial reporting using the criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and, based on that evaluation, have concluded that the Company's internal control over financial reporting was effective as of September 30, 2011, the end of the Company's most recent fiscal year.

Deloitte & Touche, LLP, an independent registered public accounting firm, conducted an audit of Woodward's internal control over financial reporting as of September 30, 2011, as stated in their report included in "Item 9a – Controls and Procedures."

Internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorization of management and directors of the company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There have been no changes in our internal control over financial reporting during the fourth fiscal quarter ended September 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

During the third quarter of fiscal year 2011, we completed the IDS Acquisition as discussed in Note 4, *Business acquisitions and dispositions,* in the Notes to the Consolidated Financial Statements included in Part II, Item 8 of this Form 10-K. We considered the results of our pre-acquisition due diligence activities, the continuation by IDS of its established internal control over financial reporting, and our implementation of additional internal control over financial reporting activities as part of our overall evaluation of disclosure controls and procedures as of September 30, 2011. The objectives of

IDS' established internal control over financial reporting was predominately associated with local statutory financial reporting. We are in the process of completing a more complete review of IDS' internal control over financial reporting and will be implementing changes to better align its reporting and controls with the rest of Woodward. As a result of the timing of the acquisition and the changes that are anticipated to be made, and in accordance with the general guidance issued by the SEC regarding exclusion of certain acquired businesses, we are excluding IDS from the September 30, 2011 assessment of Woodward's internal controls over financial reporting. IDS will be included in the September 30, 2012 assessment of Woodward's internal controls over financial reporting. IDS accounted for approximately 3% of Woodward's total assets at September 30, 2011. IDS accounted for less than 1% of Woodward's total net sales for the year ending September 30, 2011.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Woodward, Inc.
Fort Collins, Colorado

We have audited the internal control over financial reporting of Woodward, Inc. and subsidiaries (the "Company") as of September 30, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Annual Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Integral Drive Systems AG ("IDS"), which was acquired during the third quarter of fiscal year 2011. The financial statements of IDS constitute 3% of total assets and 1% of total net sales of the consolidated financial statement amounts as of and for the year ended September 30, 2011. Accordingly, our audit did not include the internal control over financial reporting at IDS. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended September 30, 2011 of the Company and our report dated November 16, 2011 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of new accounting standards.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado
November 16, 2011

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item relating to our directors and nominees, regarding compliance with Section 16(a) of the Securities Act of 1934, and regarding our Audit Committee is included under the captions "Board of Directors," "Board Meetings and Committees – Audit Committee" (including information with respect to audit committee financial experts), "Stock Ownership of Management," and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Proxy Statement related to the Annual Meeting of Stockholders to be held January 25, 2012 and is incorporated herein by reference.

The information required by this item relating to our executive officers and other corporate officers is included under the caption "Executive Officers of the Registrant" in Item 1 of this report.

We have adopted a code of ethics that applies to all of our employees, including our principal executive officer and our principal financial and accounting officer. This code of ethics is posted on our Website. The Internet address for our Website is www.woodward.com, and the code of ethics may be found from our main Web page by clicking first on "Investors" and then on "Corporate Governance," and then on "Woodward Codes of Business Conduct and Ethics."

We intend to satisfy any disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by posting such information to our Website, at the address and location specified above.

Item 11. Executive Compensation

Information regarding executive compensation is under the captions "Board Meetings and Committees – Director Compensation," "Board Meetings and Committees – Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report on Compensation Discussion and Analysis," and "Executive Compensation" in our Proxy Statement for the Annual Meeting of Stockholders to be held January 25, 2012, and is incorporated herein by reference, except the section captioned "Compensation Committee Report on Compensation Discussion and Analysis" is hereby "furnished" and not "filed" with this annual report on Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information regarding security ownership of certain beneficial owners and management and related stockholder matters is under the tables captioned "Stock Ownership of Management," "Persons Owning More Than Five Percent of Woodward Stock," and "Executive Compensation – Equity Compensation Plan Information" in our Proxy Statement for the Annual Meeting of Stockholders to be held January 25, 2012, and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information set forth under "Board Meetings and Committees – Related Person Transaction Policies and Procedures," "Board of Directors" and "Audit Committee Report to Stockholders" in our Proxy Statement for the Annual Meeting of the Stockholders to be held January 25, 2012 is incorporated herein by reference except the section captioned "Audit Committee Report" is hereby "furnished" and not "filed" with this annual report on Form 10-K.

Item 14. Principal Accountant Fees and Services

Information regarding principal accountant fees and services is under the captions "Audit Committee Report to Stockholders – Audit Committee's Policy on Pre-Approval of Services Provided by Independent Registered Public Accounting Firm" and "Audit Committee Report to Stockholders – Fees Paid to Independent Registered Public Accounting Firm" in our Proxy Statement for the Annual Meeting of Stockholders to be held January 25, 2012, and is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

Financial statements and schedules other than those listed above are omitted for the reason that they are not applicable, are not required, or the information is included in the financial statements or the footnotes.

(a) (3) Exhibits Filed as Part of This Report:

2.1 Stock Purchase Agreement, dated August 19, 2008, by and among Woodward Governor Company, MPC Products Corporation, Techni-Core, Inc., The Successor Trustees of the Joseph M. Roberti Revocable Trust dated December 29, 1992, Maribeth Gentry, as Successor Trustee of the Vincent V. Roberti Revocable Trust dated April 4, 1991 and the individuals and entities named in Schedule I thereto, filed as Exhibit 10.1 to Current Report on Form 8-K filed August 21, 2008 and incorporated herein by reference

2.2 Amendment No. 1, dated October 1, 2008, to the Stock Purchase Agreement, dated August 19, 2008, by and among Woodward Governor Company, MPC Products Corporation, Techni-Core, Inc., The Successor Trustees of the Joseph M. Roberti Revocable Trust dated December 29, 1992, Maribeth Gentry, as Successor Trustee of the Vincent V. Roberti Revocable Trust dated April 4, 1991 and the individuals and entities named in Schedule I thereto, filed as Exhibit 10.6 to Current Report on Form 8-K filed October 7, 2008 and incorporated herein by reference

2.3 Purchase and Sale Agreement, dated February 27, 2009, by and among Textron Inc., Textron Limited, Woodward Governor Company and Woodward (U.K.) Limited, filed as Exhibit 10.1 to Current Report on Form 8-K filed March 4, 2009 and incorporated herein by reference

2.4 Letter dated June 5, 2009 amending the Purchase and Sale Agreement, dated February 27, 2009, by and among Textron Inc., Textron Limited, Woodward Governor Company and Woodward (U.K.) Limited, filed as Exhibit 2.1 to Quarterly Report on Form 10-Q filed July 24, 2009 and incorporated herein by reference

3.1 Restated Certificate of Incorporation, as amended October 3, 2007, filed as Exhibit 3(i)(a) to Annual Report on Form 10-K filed November 20, 2008 and incorporated herein by reference

3.2 Certificate of Amendment of Certificate of Incorporation, dated January 23, 2008, filed as Exhibit 3(i)(b) to Annual Report on Form 10-K filed November 20, 2008 and incorporated herein by reference

	3.3	Certificate of Amendment of the Restated Certificate of Incorporation, dated January 26, 2011, filed as Exhibit 3.1 to Current Report on Form 8-K filed January 28, 2011 and incorporated herein by reference
	3.4	Bylaws of Woodward, Inc., as amended and restated on January 26, 2011, filed as Exhibit 3.2 to Current Report on Form 8-K filed January 28, 2011 and incorporated herein by reference
†	10.1	Long-Term Management Incentive Compensation Plan, filed as Exhibit 10(c) to Annual Report on Form 10-K filed December 22, 2000 (File No. 000-08408) and incorporated herein by reference
†	10.2	Summary Description of Management Incentive Plan, filed as Exhibit 10.2 to Annual Report on Form 10-K filed November 18, 2010 and incorporated herein by reference.
	10.3	Note Purchase Agreement dated October 15, 2001, filed as Exhibit 4 to Quarterly Report on Form 10-Q filed February 8, 2002 (File No. 000-08408) and incorporated herein by reference
†	10.4	2002 Stock Option Plan, effective January 1, 2002, filed as Exhibit 10(iii) to Quarterly Report on Form 10-Q filed May 9, 2002 (File No. 000-08408) and incorporated herein by reference
†	10.5	Form of Outside Director Stock Purchase Agreement with James L. Rulseh, filed as Exhibit 10(j) to Annual Report on Form 10-K filed December 9, 2002 (File No. 000-08408) and incorporated herein by reference
†	10.6	Summary of Non-Employee Director Meeting Fees and Compensation, filed as Exhibit 10.7 to Annual Report on Form 10-K filed November 20, 2008 and incorporated herein by reference
†	10.7	Material Definitive Agreement with Thomas A. Gendron, filed as Exhibit 10.9 to Annual Report on Form 10-K filed November 20, 2009 and incorporated herein by reference
†	10.8	Material Definitive Agreement with Robert F. Weber, Jr., filed as Exhibit 10.10 to Annual Report on Form 10-K filed November 20, 2009 and incorporated herein by reference
†	10.9	2006 Omnibus Incentive Plan, effective January 25, 2006, filed as Exhibit 4.1 to Registration Statement on Form S-8 filed April 28, 2006 (File No. 333-133640) and incorporated herein by reference
*†	10.10	Amendment No. 1 to the Woodward Governor Company 2006 Omnibus Incentive Plan, effective as of January 26, 2011, filed as an exhibit
†	10.11	Material Definitive Agreement with A. Christopher Fawzy, filed as Exhibit 10.12 to Quarterly Report on Form 10-Q filed July 25, 2007 and incorporated herein by reference
†	10.12	Form of Non-Qualified Stock Option Agreement, filed as Exhibit 99.2 to Current Report on Form 8-K filed November 21, 2007 and incorporated herein by reference
	10.13	Second Amended and Restated Credit Agreement, filed as Exhibit 99.1 to Current Report on Form 8-K filed October 31, 2007 and incorporated herein by reference
†	10.14	Summary of Executive Officer Compensation, filed as Exhibit 10.16 to Annual Report on Form 10-K filed November 20, 2008 and incorporated herein by reference
†	10.15	Dennis Benning Post Retirement Relocation Agreement, filed as Exhibit 10.17 to Annual Report on Form 10-K filed November 29, 2007 and incorporated herein by reference
†	10.16	Dennis Benning Promotion Letter dated October 1, 2008, filed as Exhibit 10.18 to Annual Report on Form 10-K filed November 20, 2008 and incorporated herein by reference
†	10.17	Chad Preiss Promotion Letter dated October 1, 2008, filed as Exhibit 10.19 to Annual Report on Form 10-K filed November 20, 2008 and incorporated herein by reference
	10.18	Term Loan Credit Agreement, dated October 1, 2008, by and among Woodward Governor Company, the institutions from time to time parties thereto as lenders and JPMorgan Chase Bank, National Association, as administrative agent, filed as Exhibit 10.1 to Current Report on Form 8-K filed October 7, 2008 and incorporated herein by reference
	10.19	Note Purchase Agreement, dated October 1, 2008, by and among Woodward Governor Company and the purchasers named therein, filed as Exhibit 10.2 to Current Report on Form 8-K filed October 7, 2008 and incorporated herein by reference
	10.20	Amendment No. 1, dated October 1, 2008, to the Note Purchase Agreement, dated as of October 15, 2001 by and among Woodward Governor Company and the purchasers named therein, filed as Exhibit 10.3 to Current Report on Form 8-K filed October 7, 2008 and incorporated herein by reference

	10.21	Amendment No. 2 and Consent, dated October 1, 2008, to the Second Amended and Restated Credit Agreement, dated as of October 25, 2007, by and among Woodward Governor Company, certain foreign subsidiary borrowers of Woodward Governor Company from time to time parties thereto, the institutions from time to time parties thereto, as lenders, JPMorgan Chase Bank, National Association, as administrative agent, Wachovia Bank N.A. and Wells Fargo Bank N.A., as syndication agents, and Deutsche Bank Securities Inc., as documentation agent, filed as Exhibit 10.4 to Current Report on Form 8-K filed October 7, 2008 and incorporated herein by reference
	10.22	Amendment No. 3 to Second Amended and Restated Credit Agreement, dated as of March 30, 2009, by and among Woodward Governor Company, the financial institutions party to the credit agreement referenced therein, and JPMorgan Chase Bank, National Association, as administrative agent, filed as Exhibit 10.1 to Quarterly Report on Form 10-Q filed April 23, 2009 and incorporated herein by reference
	10.23	Amendment No. 1 to Term Loan Credit Agreement, dated as of March 30, 2009, by and among Woodward Governor Company, the financial institutions party to credit agreement referenced therein, and JPMorgan Chase Bank, National Association, as administrative agent, filed as Exhibit 10.2 to Quarterly Report on Form 10-Q filed April 23, 2009 and incorporated herein by reference
	10.24	Term Loan Credit Agreement, dated April 3, 2009, by and among Woodward Governor Company, the institutions from time to time parties thereto, as lenders, and JPMorgan Chase Bank, National Association, as administrative agent, filed as Exhibit 10.1 to Current Report on Form 8-K filed April 8, 2009 and incorporated herein by reference
	10.25	Note Purchase Agreement, dated April 3, 2009, by and among Woodward Governor Company and the purchasers named therein, filed as Exhibit 10.2 to Current Report on Form 8-K filed April 8, 2009 and incorporated herein by reference
†	10.26	Form of Change in Control Agreement for the Company's principal executive officer and principal financial officer, filed as Exhibit 10.1 to Current Report on Form 8-K filed on December 18, 2009 and incorporated herein by reference
†	10.27	Form of Change in Control Agreement for the Company's named executive officers other than the Company's principal executive officer and principal financial officer, filed as Exhibit 10.2 to Current Report on Form 8-K filed on December 18, 2009 and incorporated herein by reference
†	10.28	Executive Benefit Plan, as amended and restated, filed as Exhibit 10.27 to Annual Report on Form 10-K filed November 18, 2010 (File No. 000-08408) and incorporated herein by reference
†	10.29	Dennis Benning Confirmation of Assignment Extension Letter dated November 17, 2010, filed as exhibit 10.28 to Annual Report on Form 10-K filed November 18, 2010 (Filed No. 000-08408) and incorporated herein by reference
†	10.30	James D. Rudolph Promotion Letter, dated February 10, 2011, filed as Exhibit 10.1 to Quarterly Report on Form 10-Q filed April 27, 2011 and incorporated herein by reference
†	10.31	Mr. Martin V. Glass employment letter, dated April 27, 2011, filed as Exhibit 10.1 to Quarterly Report on Form 10-Q filed July 26, 2011 and incorporated herein by reference
†	10.32	Sagar Patel employment letter, dated June 17, 2011, filed as Exhibit 10.2 to Quarterly Report on Form 10-Q filed July 26, 2011 and incorporated herein by reference
	14.1	Code of Ethics, filed as Exhibit 14 to Annual Report on Form 10-K filed on December 10, 2003 and incorporated herein by reference
*	18.1	Preference Letter issued by current Independent Registered Public Accounting Firm, filed as an exhibit
*	21.1	Subsidiaries, filed as an exhibit
*	23.1	Consent of current Independent Registered Public Accounting Firm, filed as an exhibit
*	31.1	Rule 13a-14(a)/15d-14(a) certification of Thomas A. Gendron, filed as an exhibit
*	31.2	Rule 13a-14(a)/15d-14(a) certification of Robert F. Weber, Jr., filed as an exhibit
*	32.1	Section 1350 certifications, filed as an exhibit

*	101.1	The following materials from Woodward, Inc.'s Annual Report on Form 10-K for the fiscal year ending September 30, 2011, formatted in XBRL (eXtensible Business Reporting Language): (i) the Consolidated Statements of Earnings, (ii) the Consolidated Statements of Comprehensive Earnings, (iii) the Consolidated Balance Sheets, (iv) the Consolidated Statements of Cash Flows, (v) the Consolidated Statements of Stockholders' Equity, (vi) the Notes to Consolidated Financial Statements, and (vii) document and entity information. In accordance with Rule 406T of Regulation S-T, the XBRL related information in Exhibit 101 to this Annual Report on Form 10-K shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liability of that section, and shall not be part of any registration statement or other document filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

* Filed as an exhibit

† Management contract or compensatory plan or arrangement

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOODWARD, INC.

Date: November 16, 2011

/s/ THOMAS A. GENDRON
Thomas A. Gendron
Chairman of the Board,
Chief Executive Officer, and President
(Principal Executive Officer)

Date: November 16, 2011

/s/ ROBERT F. WEBER, JR.
Robert F. Weber, Jr.
Vice Chairman, Chief Financial Officer and Treasurer
(Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ John D. Cohn John D. Cohn	Director	November 16, 2011
/s/ Paul Donovan Paul Donovan	Director	November 16, 2011
/s/ Thomas A. Gendron Thomas A. Gendron	Chairman of the Board and Director	November 16, 2011
/s/ John A. Halbrook John A. Halbrook	Director	November 16, 2011
/s/ Michael H. Joyce Michael H. Joyce	Director	November 16, 2011
/s/ Mary L. Petrovich Mary L. Petrovich	Director	November 16, 2011
/s/ Larry E. Rittenberg Larry E. Rittenberg	Director	November 16, 2011
/s/ James R. Rulseh James R. Rulseh	Director	November 16, 2011
/s/ Ronald M. Sega Ronald M. Sega	Director	November 16, 2011
/s/ Gregg C. Sengstack Gregg C. Sengstack	Director	November 16, 2011
/s/ Michael T. Yonker Michael T. Yonker	Director	November 16, 2011

WOODWARD, INC. AND SUBSIDIARIES
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the years ending September 30, 2011, 2010, and 2009

(in thousands)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts (a)	Deductions (b)	Balance at End of Year
Allowance for doubtful accounts:					
Fiscal year 2011	$ 2,228	$ 1,028	$ 159	$ (1,093)	$ 2,322
Fiscal year 2010	2,660	431	74	(937)	2,228
Fiscal year 2009	1,648	1,274	1,003	(1,265)	2,660

Notes:

(a) Includes recoveries of accounts previously written off.

(b) Represents accounts written off and foreign currency exchange rate adjustments. Currency translation adjustments resulted in a decrease in the reserve of $69 in fiscal year 2011, a decrease in the reserve of $37 in fiscal year 2010, and an increase in the reserve of $16 in fiscal year 2009.

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directors

John D. Cohn
Senior Vice President,
Asia Business Planning and Execution
Rockwell Automation, Inc.

Paul Donovan
Retired Executive Vice President and
Chief Financial Officer
Wisconsin Energy Corporation

Thomas A. Gendron
Chairman, Chief Executive Officer and President
Woodward, Inc.

John A. Halbrook
Retired Chairman and Chief Executive Officer
Woodward, Inc.

Michael H. Joyce
Retired President and Chief Operating Officer
Twin Disc, Inc.

Mary L. Petrovich
Senior Advisor—Private Equity
Carlyle Group and American Security Partners

Larry E. Rittenberg
Professor Emeritus
University of Wisconsin

James R. Rulseh
President
JRR & Associates

Ronald M. Sega
Vice President and Enterprise Executive
for Energy and the Environment
Colorado State University and
The Ohio State University

Gregg C. Sengstack
Senior Vice President,
Franklin Electric Company
President, International Water Systems
and Fueling Group

Michael T. Yonker
Retired President and Chief Executive Officer
Portec, Inc.

officers

Thomas A. Gendron
Chairman, Chief Executive Officer and President

Robert F. Weber, Jr.
Vice Chairman, Chief Financial Officer
and Treasurer

Martin V. Glass
President, Airframe Systems

Gerhard Lauffer
President, Electrical Power Systems

Sagar Patel
President, Aircraft Turbine Systems

Chad R. Preiss
President, Engine Systems

James D. Rudolph
President, Industrial Turbomachinery Systems

Harlan G. Barkley
Corporate Vice President,
Information Technology

A. Christopher Fawzy
Corporate Vice President, General
Counsel, Corporate Secretary and
Chief Compliance Officer

Steven J. Meyer
Corporate Vice President, Human Resources

Matthew F. Taylor
Corporate Vice President, Supply Chain

investor information

Woodward, Inc.
Corporate Headquarters
1000 East Drake Road
P.O. Box 1519
Fort Collins, CO 80522-1519
1-970-482-5811
www.woodward.com

Investor Information
Investor.Relations@woodward.com
1-815-639-2340

Transfer Agent and Registrar
American Stock Transfer & Trust Company
Shareholder Services
6201 15th Avenue
Brooklyn, NY 11219
1-800-937-5449
www.amstock.com

Shareholder Account Assistance
Shareholders who wish to change the address or ownership of stock, report lost certificates, eliminate duplicate mailings, or for other account registration procedures and assistance, should contact the Transfer Agent at the address or phone number listed.

Dividend Reinvestment Plan and Direct Deposit of Dividends
Woodward offers shareholders of record a convenient Dividend Reinvestment and Direct Stock Purchase and Sale Plan. Through this Plan, shareholders have options to purchase or sell shares of Woodward stock, have their dividends automatically reinvested in Woodward, and to make periodic supplemental cash payments to purchase additional shares.

For further information and an authorization form, contact the Transfer Agent at the address or phone number on this page.

Annual Meeting
January 25, 2012, at 8:00 a.m. MST
Hilton Fort Collins
425 W. Prospect Road
Fort Collins, CO 80526

Stock Exchange
NASDAQ Global Select Market
Ticker Symbol: WWD
SEC filings are available on our website at
www.woodward.com

Equal Opportunity Employer Statement
It is Woodward's policy to provide equal employment opportunity for all qualified members and applicants without regard to race, color, religion, age, sex, national origin, disability, veteran's or marital status, genetic information, or other protected class, and to base all employment decisions so as to further this principle of equal employment opportunity.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

WOODWARD

1000 East Drake Road
P.O. Box 1519
Fort Collins, Colorado 80522-1519 USA
1-970-482-5811
www.woodward.com

BUSINESS DESCRIPTION

Woodward is an independent designer, manufacturer, and service provider of control solutions for the aerospace and energy markets. Our aerospace systems and components optimize the performance of fixed wing and rotorcraft platforms in commercial, business and military aircraft, ground vehicles and other equipment. Our energy-related systems and components enhance the performance of industrial gas and steam turbines, reciprocating engines, compressors, wind turbines, electrical grids and other energy-related industrial equipment. The company's innovative fluid energy, combustion control, electrical energy, and motion control systems help customers offer cleaner, more reliable and more efficient equipment. Our customers include leading original equipment manufacturers and end users of their products.

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